hannover **re**

BEST AVAILABLE COPY

02034433

VIA COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING
RECEIVED
MAY 30 2002
WASH, D.C. 154 SECTION

PROCESSED
JUN 06 2002
THOMSON
FINANCIAL

Re: Hannover Rückversicherungs-AG
Rule 12g3 - 2 (b) under the Securities
Exchange Act of 1934 -
File No. 82-4627

SUPPL

May 24, 2002

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherungs-AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherungs-AG herewith submits a German and English version of our latest Press Release regarding the release of our Interim Report 1/2002 as well as a preliminary copy of the interim report 1/2002.
A printed version of the German annual report 2001 is enclosed; the English version as well as printed copy of the interim report will be forwarded as soon as they become available.

Please contact the right undersigned by calling +49-511-5604-1729 if you have any questions or comments regarding the foregoing.

Best regards,

Dr. Lutz Köhler

Iris Garbers

dlw 5/31

Enclosures

INTERIM REPORT

Hannover
Rückversicherungs-AG

Karl-Wiechert-Allee 50
30625 Hannover
Germany

Telephone +49/5 11/56 04-0
Fax +49/5 11/56 04-11 88
info@hannover-re.com

www.hannover-re.com

Investor Relations/
Public Relations

Ralf Arndt

Telephone +49/5 11/56 04-15 00
Fax +49/5 11/56 04-16 48
ralf.arndt@hannover-re.com

Investor Relations

Holger Verwold

Telephone +49/5 11/56 04-17 36
Fax +49/5 11/56 04-16 48
holger.verwold@hannover-re.com

Public Relations

Gabriele Handrick

Telephone +49/5 11/56 04-15 02
Fax +49/5 11/56 04-16 48
gabriele.handrick@hannover-re.com

hannover **re**

KEY FIGURES *of the Hannover Re Group*

in EUR million	*31.3.2002*	*31.3.2001*
Gross written premiums	3 179.5	2 366.3
Net premiums earned	1 840.5	1 416.2
Net underwriting result	(15.7)	(116.0)
Net investment income	187.8	196.1
Operating profit/loss (EBIT)	174.4	72.8
Net income	90.1	41.3
Investments	12 325.6	12 127.2*
Total Stockholders' equity	1 737.7	1 672.0*
Net underwriting provisions	18 184.5	16 984.7*
Earnings per share in EUR	2.78	1.40
Retention	76.2%	67.0%
Loss ratio**	76.2%	83.7%
Expense ratio**	23.0%	23.5%
Combined ratio**	99.2%	107.2%

* Balance sheet figures as at 31 December 2001

** Excluding life and health reinsurance and on the basis of net premiums earned

Dear shareholders, Ladies and Gentlemen,

Your company got off to an excellent start in 2002. On presenting the 2001 annual report we had stated that we were able to benefit disproportionately strongly from the market opportunities that opened up during the treaty renewals as at 1 January of this year. The figures for the first quarter not only confirm this assertion, they even surpass our already high expectations.

This favourable business development is due, on the one hand, to the substantially increased profitability of our portfolio relative to the previous year and, on the other hand, to the fact that our account was largely spared major losses in the first quarter. The combined effect of these positive factors is reflected in EBIT of EUR 174.4 million (previous year: EUR 72.8 million) and quarterly net income of EUR 90.1 million (previous year: EUR 41.3 million). This corresponds to earnings per share of EUR 2.78 (previous year: EUR 1.40). Compared to the previous year, we were thus able to nearly double the earnings per share despite the issue of new stock. All four business segments contributed to this gratifying performance.

More than 80% of the net income for the first quarter was generated in property and casualty reinsurance. This result was essentially made possible by our flexible adjustment to the market conditions in the wake of 11 September 2001. Whereas numerous competitors almost entirely suspended their business activities for some months after the attacks in the USA, we adopted a two-pronged approach: On the one hand, we sought to cope with the enormous losses which had occurred, while on the other hand - independently of these efforts - we strove to make the most of the opportunities that emerged out of these terrible events. We consequently stepped up our acceptances after 11 September, particularly in those lines that had been hard hit by the terrorist attacks. As was to be anticipated, these lines of business saw strong rate increases and were therefore highly profitable. In aviation business, for example, it was by no means uncommon for premiums to increase many times over in conjunction with limitations of the risk. These new acceptances have remained largely loss-free to date. Similarly, the treaty renewals as at 1 January 2002 were still entirely overshadowed by the events of 11 September. Yet, they were also influenced by the general hardening trend on the reinsurance market following the recent depressed years. Consequently, the profitability of business that had not been impacted by the terrorist attacks in the USA also improved.

In program business the restructuring measures which we implemented last year at the Clarendon Insurance Group bore fruit. In life/health and financial reinsurance experience has shown that the first quarter is generally the weakest.

Net investment income contracted by 4% compared to the first quarter of the previous year to EUR 188 million. This decline was attributable to the continuing unsatisfactory situation on the capital markets and especially the equity markets.

Assuming that both the loss experience and capital markets develop within normal bounds, 2002 promises to be an outstanding year. I am thus able to reiterate my view that we shall be able to follow up on the record achievements of earlier years and recoup the losses of 11 September within three years.

Our share has shown a consistent upwards trend since the beginning of 2002. Having started the year at EUR 67.80 on 2 January, the Hannover Re share increased its value by 25% as it reached its first-quarter peak of EUR 84.90 on 21 March. The performance of the Dax and the CDax for insurance stocks during the same period was weak. Yet the current share price can by no means be regarded as satisfactory; this is reflected not least in the exceptionally low P/E ratio - based on a consensus estimate for the year 2003 - of around 8. It is my hope that the very favourable development of business since the fourth quarter 2001 coupled with the highly attractive prospects for the current and subsequent year will help boost the share price to an appropriate level. My assessment is shared by the majority of analysts, who continue to see enormous potential for price improvement in the Hannover Re share and most of whom recommend it as a "buy". In order to enhance the marketability of the share we shall also propose that the Annual General Meeting of 24 May approve a stock split in a ratio of 1:3.

On behalf of my colleagues on the Executive Board and myself, I would like to thank you for your confidence in our company. We shall continue to strive to live up to your trust and shall do our utmost to significantly enhance the value of your company.

Yours sincerely,

Wilhelm Zeller
Chairman of the Executive Board

Boards and officers of Hannover Re

Supervisory Board (Aufsichtsrat)

Wolf-Dieter Baumgartl Hannover	Chairman
Dr. Paul Wieandt Hof/Saale	Deputy Chairman
Karola Böhme* Barsinghausen	
Dr. Horst Dietz Singapore	
Karl Heinz Midunsky Munich	
Dr. Erwin Möller Hannover	
Ass. jur. Otto Müller* Hannover	
Ass. jur. Renate Schaper-Stewart* Lehrte	
Dr. Klaus Sturany Essen	

Staff representative

Executive Board (Vorstand)

Wilhelm Zeller Burgwedel	Chairman
Dr. Wolf Becke Hannover	
Jürgen Gräber Ronnenberg	
Herbert K. Haas Burgwedel (until 31 January 2002)	
Dr. Michael Pickel Gehrden	
André Arrago Hannover	Deputy Member
Dr. Elke König Hannover	Deputy Member
Ulrich Wallin Hannover	Deputy Member

The Hannover Re Share

The devastating terrorist attacks of 11 September 2001 on the World Trade Center in New York triggered considerable uncertainty last autumn about the future development of the global economy. Although this uncertainty has still not been entirely dispelled, the positive indicators clearly have the upper hand now. Within two months the equity markets regained the significant ground that was lost after 11 September 2001. The reaction of the financial markets thus followed a pattern similar to the one that we have seen after other dramatic events – such as natural catastrophes or political crises. By mid-May 2002 the equity markets in the Eurozone and the USA were on a stable footing. When compared to their standing on 21 September, the date that marked the lowest point on the international stock markets, the Dow Jones and Euro Stoxx 50 had put on around 25%.

Share development since the beginning of 2002


in %
130
120
110
100
90
28 December 2001
15 January 2002
15 February 2002
15 March 2002
15 April 2002
15 May 2002
Hannover Re Share
Dax
CDax for insurance stocks
MDax

Our share did not recover quite as quickly, but it has trended consistently upwards since the beginning of 2002. Having started the year at EUR 67.80 on 2 January, it increased its value by 25% before reaching its highest first-quarter price of EUR 84.90 on 21 March. This performance contrasted with the poor showing of our standard benchmark indices during the same period: the Dax, CDax for insurance stocks and MDax put on a mere 5%. Since the end of March the price of our share has been hovering in a range between EUR 80 and EUR 85.

The Hannover Re share in comparison with "Reactions" World Reinsurance Index since the beginning of 2002


in %
130
120
110
100
90
28 December 2001
15 January 2002
15 February 2002
15 March 2002
15 April 2002
15 May 2002
Hannover Re Share
World Reinsurance Index

**The "Reactions" World Reinsurance Index combines all listed reinsurance companies worldwide. Our goal is to achieve an increase in the share price that surpasses the performance of this benchmark over a 3-year moving average.*

We do not use the usual stock indices as our benchmark, however, but rather the unweighted "Reactions" World Reinsurance Index*, which combines all listed reinsurance companies. Since the beginning of 2002 the Hannover Re share has consistently outperformed the World Reinsurance Index. By the end of the first quarter it showed a price gain of 25%, an increase which has proven to be stable as this report goes to press in mid-May. We have thus comfortably surpassed the performance of the Reactions World Reinsurance Index, which merely posted single-digit percentage growth.

With this improvement the undervalued Hannover Re share has already gained some ground. Yet the current price can by no means be regarded as satisfactory. It is evident not least in the extremely low P/E ratio – based on a consensus profit estimate for the year 2003 – of around 8. This assessment is echoed in numerous analysts' reports. We hope that the business development since the fourth quarter 2001 and the extremely attractive outlook for the current and subsequent year will help boost the share price to an appropriate level.

Share information

in EUR	31.3.2002	2001	2000	1999	1998	1997
Earnings per share (diluted)	2.78	0.34	12.38	6.86	5.83	3.13**
Dividend per share	–	–	2.30	2.05	1.94	1.74
Corporation-tax credit	–	–	1.09*	0.86	0.24	0.24
Gross dividend	–	–	3.64*	2.91	2.18	1.98

** incl. bonus of EUR 0.25*
*** DVFA earnings per share in accordance with German accounting principles*

Security identification number:	840 221
Stock exchange ID:	Share: Investdata: HNR1 Bloomberg: HNR1 GY Reuters: HNRGn.DE HNRGn.F ADR: HVRRY ISIN: DE 000 84 022 15
Exchange listings:	Germany Listed on all German stock exchanges; Xetra, Frankfurt and Hannover in official trading USA American Depositary Receipts (Level 1 ADR-Program), OTC (over-the-counter-market)
First listed:	30 November 1994
Majority shareholder:	HDI Haftpflichtverband der Deutschen Industrie V.a.G. (75%)
Common stock as at 31 March 2002:	EUR 82,798,545.89
Number of shares as at 31 March 2002:	32,387,976 no-par value registered shares
Market capitalisation as at 31 March 2002:	EUR 2,708 million
Highest share price first quarter 2002:	EUR 84.90
Lowest share price first quarter 2002:	EUR 67.80

Business development

Overall, the development of the first quarter was highly satisfactory. The positive effects of the market hardening in property and casualty reinsurance following 11 September made themselves fully felt: despite the difficult capital market environment EBIT grew by 139.5% and earnings per share by 98.6%. In the first quarter we thus achieved our objective of increasing both EBIT and earnings per share by double-digit margins.

Property and casualty reinsurance

Gross written premiums in property and casualty reinsurance grew by 57.6% compared to the first quarter of the previous year. Net premiums earned rose by 48.4%. This enormous growth derived from the vastly improved business opportunities opened up by developments subsequent to 11 September 2001. We substantially enlarged our market share in numerous segments and established a basis that will ensure strong profitability of the portfolio. This was possible not least because a number of competitors withdrew from the market and others were slow to reposition themselves after 11 September. These factors enabled us to show a technical profit with a combined loss/expense ratio of just 93.1% (first quarter of the previous year: 105.6%). This remarkably low ratio also reflected the low incidence of major losses. EBIT improved from EUR 47.7 million to EUR 145.5 million. Overall, property and casualty reinsurance closed the first quarter with net income of EUR 76.0 million and earnings per share of EUR 2.34. This figure is on a par with the outstanding fourth quarter 2001 and corresponds to a 169.0% increase on the good first quarter of the previous year.

Life and health reinsurance

Life and health reinsurance developed according to plan. The growth in gross written premiums of 5.7% compared to the first quarter 2001 was in line with our expectations. Net premiums earned climbed by 15.7%, however, due to the reduced proportion of business retroceded. EBIT rose by 0.6% to EUR 6.9 million. Net income for the quarter declined by 16.0% to EUR 2.7 million (EUR 0.08 per share) owing to a higher minority interest. It is nevertheless impossible to draw conclusions about the year-end result from this figure. The focus of our activities in life and health reinsurance continues to be on life reinsurance solutions with financing components. Our clients' requirements in this segment tend to manifest themselves in the second half of the year and experience shows that this leads to a surge in premium growth and profits in the third and especially the fourth quarter.

Program business

Program business is now clearly over the worst. Following the first positive fruits of our reorientation in the past year, earnings in the first quarter 2002 were highly satisfactory. Our portfolio optimisation measures at the Clarendon Insurance Group are proving successful. At the same time, program business in Europe continued to show favourable growth.

Measured against the first quarter of the previous year, we boosted gross premium income by 23.1%; net premiums earned grew by as much as 86.4% due to a further sharp rise in the level of premiums retained. EBIT grew by 152.9%; the profit contribution of program business improved from EUR 2.7 million to EUR 5.4 million. This corresponds to earnings per share of EUR 0.17.

Financial reinsurance

Financial reinsurance generated a rather modest increase in premium income and profits in the first quarter – as was also the case in the first quarter of the previous year. This does not, however, provide an indication of the year-end result. The generally restrained trend in the early part of each year is largely due to the nature of this business, which tends to experience stronger demand towards the end of the year. The number of contracts taken out is thus likely to grow sharply in the second half-year. Compared to the first quarter of 2001, however, the first three months of 2002 impressed with sizeable growth of 12.7% in gross written premiums. EBIT fell to EUR 8.5 million, while net income for the first quarter 2002 declined from EUR 9.6 million to EUR 6.1 million (EUR 0.19 per share).

Net investment income

Net investment income decreased by 4.2% compared to the same quarter of the previous year, totalling EUR 187.8 million. This decline was attributable to the continued unsatisfactory climate on the capital markets – as was particularly evident from the fact that disposals of securities produced an overall loss of EUR 20.9 million. The structure of our investment portfolio remained largely unchanged compared to year-end 2001; new investments were primarily in the area of high-grade fixed-income securities.

Outlook

During our portfolio renewals as at 1 January 2002 we were able to obtain considerably improved rates and conditions in property and casualty reinsurance. We also succeeded in considerably enlarging our market share. The first quarter has already demonstrated the profitability of the new business. It is our assumption that this trend in property and casualty reinsurance will be sustained in subsequent quarters and that 2002 – subject to a major loss incidence in line with the multi-year average – will close on a highly satisfactory note.

Life and health reinsurance will once again be able to accomplish its strategic objectives in the current year. We anticipate the accustomed business upturn – especially in the second half of the year – and expect to generate another good profit in 2002.

In program business the poor years of late have now finally been consigned to history. Following the rehabilitation measures which have already been taken and especially given the strong profitability orientation of the Clarendon Insurance Group's underwriting guidelines, we expect the latter company to generate a result in 2002 that will pick up on the high profitability of 1999. In the course of the current financial year program business should evolve into a segment with satisfactory performance.

Financial reinsurance doubled its premium volume in the previous year and when compared to 1999 even tripled it. Such vigorous growth is likely to be an exception rather than the rule. In 2002, therefore, we anticipate merely modest growth, although results in financial reinsurance should once again be most gratifying.

Our net investment income is of course difficult to forecast. We expect rather modest movements on capital markets in the current year. Our net investment income as at year-end is likely to be somewhat lower than in the previous year.

Overall, the trends outlined above are expected to produce EBIT of more than EUR 600 million in 2002. Such a result would set a new record in our company's history: it would mean net income of EUR 300 million and earnings per share of more than EUR 9.00. Disregarding the special tax effects in the year 2000, this would be the best result so far in our company's lifetime.

CONSOLIDATED BALANCE SHEET *as at 31 March 2002*

Assets Figures in EUR thousand	31.3.2002	31.12.2001
Fixed-income securities – held to maturity	373 866	284 070
Fixed-income securities – available for sale	8 604 937	8 422 878
Fixed-income securities – trading	–	46 895
Equity securities – available for sale	1 038 090	1 021 451
Equity securities – trading	8 852	8 879
Real estate	312 235	311 207
Other invested assets	628 774	578 578
Short-term investments	623 227	622 569
Total investments without cash	11 589 981	11 296 527
Cash	735 574	830 659
Total investments and cash	12 325 555	12 127 186
Prepaid reinsurance premiums	1 029 009	910 068
Reinsurance recoverables on benefit reserve	497 914	493 650
Reinsurance recoverables on unpaid claims	6 916 544	6 758 763
Reinsurance recoverables on other reserves	115 797	113 017
Deferred acquisition costs	1 244 861	1 196 459
Accounts receivable	3 821 270	3 148 683
Funds held by ceding companies	7 403 293	7 150 799
Goodwill	265 546	263 258
Other assets	405 336	291 574
Accrued interest and rent	206 150	194 137
	34 231 275	32 647 594

Liabilities Figures in EUR thousand	31.3.2002	31.12.2001
Loss and loss adjustment expense reserve	19 613 693	18 859 679
Policy benefits for life and health contracts	4 012 619	3 908 584
Unearned premium reserve	2 968 285	2 312 432
Provision for contingent commission	141 308	144 228
Other technical provisions	7 818	35 323
Reinsurance payable	1 394 211	1 336 760
Funds held under reinsurance treaties	1 674 861	1 744 536
Contract deposits	300 334	261 250
Minorities	318 548	307 811
Other liabilities	455 247	460 673
Taxes	113 461	99 070
Provision for deferred taxes	570 922	588 555
Notes payable	802 705	797 148
Surplus debenture	119 608	119 517
Total liabilities	32 493 620	30 975 566
Stockholders' equity		
Common stock	82 799	82 799
Nominal value 82 799 Authorised capital 13 461		
Additional paid-in capital	388 816	388 816
Cumulative comprehensive income		
Unrealised appreciation/depreciation of investments, net of deferred taxes	(13 048)	31 164
Cumulative foreign currency conversion adjustment, net of deferred taxes	(57 781)	(58 192)
Other changes in cumulative comprehensive income	(9 492)	(15 893)
Total comprehensive income	(80 321)	(42 921)
Retained earnings		
Beginning of period	1 243 334	1 232 615
Net income	90 123	11 084
Dividend paid	–	(69 990)
Other changes	12 904	69 625
	1 346 361	1 243 334
Total stockholders' equity	1 737 655	1 672 028
	34 231 275	32 647 594

CONSOLIDATED STATEMENT OF INCOME *for the first quarter of the 2002 financial year*

Figures in EUR thousand	*1.1.-31.3.2002*	*1.1.-31.3.2001*
Gross written premiums	3 179 524	2 366 342
Ceded written premiums	756 719	780 833
Change in gross unearned premiums	(583 859)	(243 804)
Change in ceded unearned premiums	1 520	74 479
Net premiums earned	1 840 466	1 416 184
Ordinary investment income	231 570	202 387
Realised gains on investments	38 430	39 537
Realised losses on investments	59 312	46 186
Unrealised gains and losses on investments	2 250	11 004
Other investment expenses	25 176	10 686
Net investment income	187 762	196 056
Other technical income	9 168	2 997
Total revenues	2 037 396	1 615 237
Claims and claims expenses	1 328 770	1 096 042
Change in policy benefits for life and health contracts	86 426	97 253
Commission and brokerage	367 977	264 887
Other acquisition costs	2 699	3 657
Other technical expenses	26 078	26 017
Administrative expenses	53 372	47 375
Total technical expenses	1 865 322	1 535 231
Other income and expenses	2 312	(7 181)
Operating profit/loss (EBIT)	174 386	72 825
Interest on hybrid capital	15 390	9 775
Net income before taxes	158 996	63 050
Taxes	49 556	19 479
Minority interest	(19 317)	(2 294)
Net income	90 123	41 277

Figures in EUR thousand	*1.1.-31.3.2001*	*1.1.-31.3.2001*
Other comprehensive income		
Net unrealised appreciation/depreciation of investments	(44 212)	6 842
Cumulative foreign currency conversion adjustments	411	(11 100)
Other comprehensive income	6 401	(1 308)
Net comprehensive income	52 724	35 711
Earnings per share		
Earnings per share in EUR	2.78	1.40
Diluted earnings per share in EUR	2.78	1.40

CASH FLOW STATEMENT *as at 31 March 2002*

Figures in EUR thousand	1.1.-31.3.2002	1.1.-31.12.2001
I. Cash flows from operating activities		
Consolidated net income (after tax)	90 123	11 084
Appreciation/depreciation	11 394	54 434
Net realised gains and losses on investments	20 882	(55 953)
Amortisation of investments	(5 321)	(2 650)
Changes in funds held	(323 498)	(2 179 236)
Changes in prepaid reinsurance premiums (net)	524 761	603 500
Changes in tax assets/provisions for taxes	1 809	(212 995)
Changes in benefit reserves (net)	80 874	569 958
Changes in claims reserves (net)	499 069	2 695 687
Changes in deferred acquisition costs	(43 579)	(482 738)
Changes in other technical provisions	(31 753)	(89 396)
Changes in clearing balances	(604 114)	119 083
Changes in other assets and liabilities (net)	(83 052)	93 182
Cash flows from operating activities	137 595	1 123 960

Income taxes paid (-)/refunded (+)	(5 019)	(97 620)
Interest paid	(13 521)	(88 554)

II. Cash flows from investing activities		
Fixed income securities – held to maturity		
Maturities	963	15 705
Purchases	(90 016)	(31 745)
Fixed income securities – available for sale		
Maturities, sales	580 380	3 377 429
Purchases	(706 683)	(4 986 378)
Equity securities – available for sale		
Sales	48 561	831 694
Purchases	(90 946)	(400 488)
Other invested assets		
Sales	5 610	312 654
Purchases	(46 686)	(300 176)
Affiliated companies and participating interests		
Sales	242	26 500
Acquisitions	(306)	(53 939)
Real estate		
Sales	–	1 094
Acquisitions	(1 309)	(84 360)
Short-term investments		
Changes	12 163	(151 176)
Other changes (net)	(11 731)	(7 972)
Cash flows from investing activities	(299 758)	(1 451 158)

Figures in EUR thousand	1.1.-31.3.2002	1.1.-31.12.2001
III. Cash flows from financing activities		
Inflows from capital increases	–	209 644
Net changes in contract deposits	38 380	156 214
Dividend paid	–	(69 990)
Changes in notes payable	–	350 646
Other changes	23 641	30 594
Cash flows from financing activities	62 021	677 108
IV. Exchange rate differences on cash	5 057	(1 513)
Change in cash and cash equivalents (I.+II.+III.+IV.)	(95 085)	348 397
Cash and cash equivalents at the beginning of the period	830 659	482 262
Change in cash and cash equivalents according to cash flow statement	(95 085)	348 397
Cash and cash equivalents at the end of the period	735 574	830 659

SEGMENTAL REPORT *as at 31 March 2002*

In the following table we have allocated the underwriting assets and liabilities as at 31 March 2002 and 31 December 2001 to our business segments after eliminating intergroup transactions across segments.

Segmentation of underwriting assets and liabilities

Figures in EUR thousand	Property/ casualty reinsurance 31.3.2002	Property/ casualty reinsurance 31.12.2001	Life/ health reinsurance 31.3.2002	Life/ health reinsurance 31.12.2001
Assets				
Prepaid reinsurance premiums	218 280	135 664	453	503
Deferred acquisition costs (net)	287 960	218 873	872 682	889 117
Reinsurance recoverables on benefit reserves	–	–	497 914	493 650
Reinsurance recoverables on incurred claims and others	3 293 824	3 309 175	222 048	187 807
Funds held by ceding companies	356 416	376 714	3 056 619	3 007 960
Total underwriting assets	4 156 480	4 040 426	4 649 716	4 579 037
Liabilities				
Loss and loss adjustment expense reserve	10 445 357	10 120 457	1 084 683	1 087 888
Policy benefits for life and health contracts	–	–	4 012 619	3 908 584
Unearned premium reserve	1 567 036	1 016 839	18 507	15 926
Other technical provisions	133 557	135 574	17 446	36 661
Funds held under reinsurance treaties	678 870	735 653	270 105	331 418
Total underwriting liabilities	12 822 820	12 008 523	5 403 360	5 380 477

Program business 31.3.2002	Program business 31.12.2001	Financial reinsurance 31.3.2002	Financial reinsurance 31.12.2001	Total 31.3.2002	Total 31.12.2001
810 260	773 901	16	–	1 029 009	910 068
75 341	86 879	8 878	1 590	1 244 861	1 196 459
–	–	–	–	497 914	493 650
2 601 559	2 540 021	914 910	834 777	7 032 341	6 871 780
22 927	34 693	3 967 331	3 731 432	7 403 293	7 150 799
3 510 087	3 435 494	4 891 135	4 567 799	17 207 418	16 622 756
3 282 861	3 107 002	4 800 792	4 544 332	19 613 693	18 859 679
–	–	–	–	4 012 619	3 908 584
1 146 982	1 153 976	235 760	125 691	2 968 285	2 312 432
(4 544)	2 841	2 667	4 475	149 126	179 551
359 569	309 520	368 317	367 945	1 674 861	1 744 536
4 784 868	4 573 339	5 407 536	5 042 443	28 418 584	27 004 782

SEGMENTAL REPORT *as at 31 March 2002*

Segmental statement of income

Figures in EUR thousand	Property/ casualty reinsurance 1.1.-31.3.2002	Property/ casualty reinsurance 1.1.-31.3.2001	Life/ health reinsurance 1.1.-31.3.2002	Life/ health reinsurance 1.1.-31.3.2001
Gross written premiums	1 744 488	1 106 970	577 618	546 438
Net premiums earned	1 016 453	684 885	515 735	445 592
Claims and claims expenses	695 294	514 906	319 942	283 910
Change in policy benefits for life and health contracts	–	–	(86 426)	(97 253)
Commission and brokerage and other technical expenses	225 155	185 229	134 504	100 938
Other technical income	7 481	–	1 617	2 997
Investment income	62 052	88 400	37 422	54 432
Administrative expenses	26 295	22 806	10 582	12 280
Other income and expenses	6 291	(2 627)	3 608	(1 750)
Operating profit/loss (EBIT)	145 533	47 717	6 928	6 890
Interest on hybrid capital	12 050	5 875	1 529	2 371
Net income before tax	133 483	41 842	5 399	4 519
Taxes	43 072	14 660	1 136	1 818
Minority interest	(14 460)	(1 435)	(1 594)	478
Net income	75 951	25 747	2 669	3 179

Program business 1.1.-31.3.2002	Program business 1.1.-31.3.2001	Financial reinsurance 1.1.-31.3.2002	Financial reinsurance 1.1.-31.3.2001	Total 1.1.-31.3.2002	Total 1.1.-31.3.2001
640 324	520 315	217 094	192 619	3 179 524	2 366 342
202 017	108 404	106 261	177 303	1 840 466	1 416 184
138 576	86 319	174 958	210 907	1 328 770	1 096 042
–	–	–	–	(86 426)	(97 253)
33 847	7 267	3 248	1 127	396 754	294 561
–	–	70	–	9 168	2 997
8 447	4 779	79 841	48 445	187 762	196 056
15 506	11 092	989	1 197	53 372	47 375
(9 054)	(3 173)	1 467	369	2 312	(7 181)
13 481	5 332	8 444	12 886	174 386	72 825
1 497	586	314	943	15 390	9 775
11 984	4 746	8 130	11 943	158 996	63 050
4 426	2 081	922	920	49 556	19 479
(2 198)	60	(1 065)	(1 397)	(19 317)	(2 294)
5 360	2 725	6 143	9 626	90 123	41 277

1. General accounting principles

The parent company of Hannover Rückversicherungs-Aktiengesellschaft (Hannover Re) is HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI). HDI is obliged to prepare consolidated annual accounts in accordance with §§ 341 i et seq of the German Commercial Code (HGB). The annual financial statements of Hannover Re and its subsidiaries are included in these consolidated annual accounts. We have prepared our own consolidated financial statement, although there is no legal obligation to do so, in order to show the activities of the Hannover Re Group.

The consolidated financial statement of Hannover Re has been drawn up fully in accordance with United States Generally Accepted Accounting Principles (US GAAP).

All Statements of Financial Accounting Standards (SFAS) issued by the Financial Accounting Standards Board (FASB) on or before 31 March 2002 with binding effect for the 2001 financial year have been observed in the consolidated financial statement.

The quarterly results of reinsurance companies, including our results, are for various reasons not a reliable indicator for the results of the financial year as a whole. Losses from natural catastrophes and other major losses have a disproportionate impact on the result of the reporting period in which they occur. Furthermore, late reported claims for major loss complexes can also lead to substantial fluctuations in individual quarterly results. Gains and losses on the disposal of investments are accounted for in the quarter in which the investments are sold.

2. Accounting principles including reporting and valuation methods

The quarterly accounts included in the consolidated financial statement were drawn up as at 31 March 2002. The reader is also referred to the corresponding information contained in the consolidated financial statement drawn up as at 31 December 2001.

3. Consolidated companies and consolidation principles

Consolidated companies

The consolidated financial statement includes Hannover EURO Private Equity Partners II GmbH & Co. KG, Hannover (the participation in the company amounts to 52.8%). For further details of the consolidated companies the reader is referred to the corresponding information in the consolidated financial statement drawn up as at 31 December 2001.

Capital consolidation

At the end of June 2001 the Financial Accounting Standards Board (FASB) adopted the accounting standards SFAS 141 "business combinations" and SFAS 142 "goodwill and other intangible assets". Hannover Re has applied these rules with effect from 1 January 2002. Scheduled depreciation on goodwill was therefore omitted. No unscheduled depreciation was necessary on the basis of the initial application of these standards.

Debt consolidation

Receivables and liabilities between the companies included in the consolidated financial statement were offset against each other.

Consolidation of expenses and profit

The effects of business transactions within the Group were eliminated.

4. Acquisitions/new establishments

Hannover EURO Private Equity Partners II GmbH & Co. KG (HEPEP)

HEPEP commenced business operations on 28 January 2002. The company has capital resources of EUR 4.26 million, in which Hannover Re and E+S Rück each hold participations of 35.21%. The object of the company is to build, hold and manage a portfolio of assets.

5. Notes on the individual items of the balance sheet and statement of income

5.1 Investments including income and expenses

Investments were valued in accordance with SFAS 115 (accounting for certain investments in debt and equity securities). The allocation and valuation of investments are guided by the investment intent.

Fixed-income securities classified as held to maturity are valued at purchase costs plus/minus amortised costs. The amortised costs derive from the difference between the nominal value and purchase cost and they are spread over the time to maturity of the fixed-income securities.

Fixed-income securities classified as available for sale are valued at fair value. The difference between the fair value and amortised cost is booked to other comprehensive income.

Trading securities are valued at fair value. The difference between the fair value and amortised cost is recognised within the statement of income.

Securities whose fair value falls permanently below purchase cost are written down to current value and recognised within the statement of income.

The other investments primarily consist of shares in private equity limited partnerships.

Amortised costs and unrealised gains and losses on the portfolio of investments classified as held to maturity

31.3.2002 *Figures in EUR thousand*	Cost or amortised cost	Unrealised gains	Unrealised losses	Fair value
Investments held to maturity				
Fixed-income securities				
US Treasury Notes	32 300	1 338	30	33 608
Other foreign government debt securities	2 312	66	–	2 378
Corporate securities	244 364	6 636	1 435	249 565
Asset-backed securities	56 043	2 798	–	58 841
Other securities	38 847	3	262	38 588
Total	373 866	10 841	1 727	382 980

31.12.2001 *Figures in EUR thousand*	Cost or amortised cost	Unrealised gains	Unrealised losses	Fair value
Investments held to maturity				
Fixed-income securities				
US Treasury Notes	32 893	1 573	–	34 466
Other foreign government debt securities	2 289	73	–	2 362
Corporate securities	174 238	8 250	299	182 189
Asset-backed securities	56 031	3 862	–	59 893
Other securities	18 619	36	189	18 466
Total	284 070	13 794	488	297 376

Contractual maturities of the fixed-income securities in the held-to-maturity portfolio, available-for-sale portfolio and trading portfolio as at the balance sheet dates of 31 March 2002 and 31 December 2001

Figures in EUR thousand	31.3.2002 Cost or amortised cost	31.3.2002 Estimated fair value	31.12.2001 Cost or amortised cost	31.12.2001 Estimated fair value
Held-to-maturity				
Due in one year	7 436	7 442	7 950	7 978
Due after one through five years	219 632	228 189	197 670	206 654
Due after five through ten years	122 245	122 727	75 095	64 465
Due after ten years	24 553	24 622	3 355	18 279
Total	373 866	382 980	284 070	297 376
Available-for-sale				
Due in one year	862 210	864 513	800 467	799 807
Due after one through five years	4 736 074	4 730 298	4 571 102	4 631 074
Due after five through ten years	1 905 838	1 924 343	1 815 000	1 859 462
Due after ten years	1 100 199	1 085 783	1 163 738	1 132 535
Total	8 604 321	8 604 937	8 350 307	8 422 878
Trading				
Due after one through five years	–	–	7 832	7 878
Due after five through ten years	–	–	38 789	39 016
Total	–	–	46 620	46 895

The actual maturities may in individual cases diverge from the contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

Amortised costs and unrealised gains and losses on the portfolio of investments classified as available for sale

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Fair value
Available-for-sale portfolio as at 31.3.2002				
Fixed-income securities				
Government debt securities of EU member states	1 800 995	12 192	22 578	1 790 609
US Treasury Notes	1 449 726	29 095	9 874	1 468 947
Other foreign government debt securities	432 676	3 813	8 050	428 439
Corporate securities	3 451 990	57 108	62 694	3 446 404
Asset-backed securities	730 416	9 139	19 661	719 894
From investment funds	473 794	19 156	9 017	483 933
Other securities	264 724	3 380	1 393	266 711
	8 604 321	133 883	133 267	8 604 937
Dividend-bearing securities				
Equities	306 721	32 846	21 400	318 167
From investment funds	740 724	2 803	25 340	718 187
Other dividend-bearing securities	1 059	677	–	1 736
	1 048 504	36 326	46 740	1 038 090
Short-term investments	623 227	–	–	623 227
Total	10 276 052	170 209	180 007	10 266 254
Available-for-sale portfolio as at 31.12.2001				
Fixed-income securities				
Government debt securities of EU member states	1 696 999	20 010	8 453	1 708 556
US Treasury Notes	1 381 566	39 156	2 435	1 418 287
Other foreign government debt securities	383 918	8 075	14 393	377 600
Corporate securities	3 284 762	98 143	64 378	3 318 527
Asset-backed securities	788 316	15 138	16 692	786 762
From investment funds	562 144	–	5 545	556 599
Other securities	252 602	4 930	985	256 547
	8 350 307	185 452	112 881	8 422 878
Dividend-bearing securities				
Equities	309 407	33 027	21 089	321 345
From investment funds	746 787	884	47 993	699 678
Other dividend-bearing securities	728	–	300	428
	1 056 922	33 911	69 382	1 021 451
Short-term investments	622 569	–	–	622 569
Total	10 029 798	219 363	182 263	10 066 898

Amortised costs and unrealised gains and losses on the portfolio of investments classified as trading

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Fair value
Trading portfolio as at 31.3.2002				
Dividend-bearing securities				
Derivatives	–	9 078	226	8 852
Total	–	9 078	226	8 852
Trading portfolio as at 31.12.2001				
Fixed-income securities				
Corporate securities	46 620	275	–	46 895
Dividend-bearing securities				
Derivatives	–	9 287	408	8 879
Total	46 620	9 562	408	55 774

Investment income

Figures in EUR thousand	31.3.2002	31.3.2001
Real estate	8 365	5 671
Dividends	7 488	11 566
Ordinary investment income on fixed-income securities	121 108	111 170
Other income	94 609	73 980
Ordinary investment income	231 570	202 387
Realised gains on investments	38 430	39 537
Realised losses from investments	59 312	46 186
Unrealised gains and losses	2 250	11 004
Other investment expenses	25 176	10 686
Total investment income	187 762	196 056

5.2 Staff and expenditures on personnel

Staff

The number of staff at the companies included in the consolidated financial statement of the Hannover Re Group was 1,833 (31.12.2001: 1,780). Of this number, 689 (31.12.2001: 707) were employed in Germany as at the balance sheet date. The majority of staff were employed at the consolidated Group companies abroad.

5.3 Stockholders' equity and minority interests

The stockholders' equity is shown as a separate component of the financial statement and is in accordance with SFAS 130 (reporting of comprehensive income). The stockholders' equity comprises not only the net income deriving from the statement of income but also the changes in the value of asset and liability items which do not impact the statement of income.

Minority interests are established in accordance with the shares held by companies outside the Group in the stockholders' equity of the subsidiaries.

Authorised capital of EUR 0.8 million is available for the issue of employee shares until 31 August 2002.

In addition, authorised but unissued capital of EUR 12.7 million is available until 1 July 2004.

Consolidated statement of changes in stockholders' equity

31.3.2002 Figures in EUR thousand	Balance as at 1 January	Capital increase/ additions	Change in the current period less deferred taxes	Change in retained earnings	Group stockholders' equity	Minority interests	Group stockholders' equity incl. minority interests
Common stock	82 799	–	–	–	82 799		
Additional paid-in capital	388 816	–	–	–	388 816		
Cumulative comprehensive income	(42 921)	–	(37 400)	–	(80 321)		
Treasury stock	–	–	–	–			
Retained earnings	1 243 334	–	–	–	1 243 334		
Net income	–	–	–	90 123	90 123		
Dividends paid	–	–	–	–	–		
Other changes	–	–	–	12 904	12 904		
Total	1 672 028	–	(37 400)	103 027	1 737 655	318 548	2 056 203

31.12.2001 Figures in EUR thousand	Balance as at 1 January	Capital increase/ additions	Change in the current period less deferred taxes	Change in retained earnings	Group stock-holders' equity	Minority interests	Group stock-holders' equity incl. minority interests
Common stock	75 493	7 306	–	–	82 799		
Additional paid-in capital	201 794	187 022	–	–	388 816		
Cumulative comprehensive income	63 477	–	(106 398)	–	(42 921)		
Treasury stock	–	–	–	–	–		
Retained earnings	1 232 615	–	–	–	1 232 615		
Net income	–	–	–	11 084	11 084		
Dividends paid	–	–	–	(69 990)	(69 990)		
Other changes	–	–	–	69 625	69 625		
Total	1 573 379	194 328	(106 398)	10 719	1 672 028	307 811	1 979 839

6. Other notes

6.1 Contingent liabilities

Hannover Re has secured by guarantee a surplus note in the amount of USD 400.0 million issued in the 1999 financial year by Hannover Finance Inc., Wilmington/USA.

As security for our technical liabilities to our US clients, we have established a master trust in the USA. As at the balance sheet date this master trust amounted to EUR 1,485.9 million (31.12.2001: EUR 1,403.6 million). The securities held in the master trust are shown as available-for-sale investments.

As security for our technical liabilities, various financial institutions have furnished sureties for our company in the form of letters of credit. The total amount of the letters of credit as at the balance sheet date was EUR 3,519.9 million (31.12.2001: EUR 3,314.4 million).

hannover **re**

PRESS RELEASE

- **Quarterly net income more than doubled**
- **Record result forecast for 2002**

Hannover, 24 May 2002: At today's Annual General Meeting of Hannover Re in Hannover, Wilhelm Zeller, Chairman of the Executive Board, presented the Group's figures for the first quarter 2002. Net income of EUR 90 million (previous year: EUR 41 million) was generated. This corresponds to earnings per share of EUR 2.78, double the figure for the same quarter in the previous year. Provided that there are no extraordinary developments either in claims or on capital markets, Mr. Zeller expects 2002 to be an outstanding year. He forecasts an operating profit (EBIT) of more than EUR 600 million and net income of EUR 300 million. Not taking special effects into account, this would be the best result in Hannover Re's history.

The Annual General Meeting approved all proposed resolutions by a large majority including the implementation of a 1:3 stock split. This will serve to significantly reduce the stock market price of the Hannover Re share, thereby rendering it even more attractive to private investors and improving its liquidity.

In his presentation, Mr. Zeller explained to the Annual General Meeting – which was well attended with more than 1,000 participants – that Hannover Re Group's business had developed exceedingly well in the first quarter of 2002. Gross written premiums across all four business groups totalled EUR 3.2 billion, an increase of 34% on the first quarter of the previous year. Despite difficult capital market conditions, EBIT was boosted by 140% to EUR 174 million. Net income for the quarter was 118% higher at EUR 90 million, and earnings per share rose by 99% to EUR 2.78. Mr. Zeller emphasised: "We have thus comfortably achieved our goal of increasing by a double-digit margin not only EBIT and net income after taxes, but also earnings per share".

Gross written premiums in **property and casualty reinsurance** grew by 58% compared to the first quarter of the previous year to reach EUR 1.7 billion. Net premiums earned climbed by 48% to EUR 1.0 billion. Not least, these positive figures are a result of Hannover Re responding more quickly than many of its competitors to the market upswing in the wake of 11 September 2001 and thus succeeded in significantly enlarging its market share. The strong profitability of the new business and the favourable loss experience produced a technical profit and a

...

remarkably low combined ratio of 93% (Q1/01: 106%). EBIT in property and casualty reinsurance improved from EUR 48 million to EUR 146 million despite markedly lower net investment income. Overall, the business group almost tripled its net income to reach EUR 76 million (earnings per share of EUR 2.34). Mr Zeller observed: "We expect the favourable trend in this business group to be sustained in the coming quarters and anticipate – subject to a normal loss experience – a highly satisfactory result for the year 2002".

In **life and health reinsurance**, gross written premiums increased by a mere 6% compared to the first quarter of the previous year, although net premiums earned rose by 16% due to the lower proportion of business retroceded. The EBIT of EUR 7 million was on a par with the first quarter of the previous year. The pre-tax profit grew by 19%. Net income for the quarter declined by 16% to EUR 3 million (EUR 0.08 per share) owing to an increased minority interest in the result. Neither the premium growth nor the weak profit contribution provide any indication of the likely year-end result. However, Hannover Re anticipates the accustomed business upturn in this business group – especially during the second half of the year – and still expects net income for 2002 as a whole to show further year-on-year improvement.

Now that the reorientation implemented in the last financial year has begun to bear fruit, **program business** is on the road to success – both in the USA and Europe. Compared with the same period of the previous year, gross written premium grew by 23%, while net premiums earned increased by as much as 86% due to the higher level of premiums retained. EBIT rose from EUR 5 million to EUR 13 million and net income for the quarter almost doubled to more than EUR 5 million (EUR 0.17 per share). In Mr. Zeller's assessment, the program business transacted by the Hannover Re Group will evolve into a satisfactorily performing business group.

Demand for **financial reinsurance** products tends to grow towards year-end. As expected, the premium income and result in this business group showed a rather modest development in the first quarter. Gross written premiums rose by 13%, while EBIT fell from EUR 13 million to EUR 8 million. Net income for the quarter decreased to EUR 6 million (EUR 0.19 per share). Following the vigorous growth of financial reinsurance in the previous year, the company expects a significantly more modest increase in premium income for 2002 as a whole. The profitability outlook nevertheless continues to be assessed highly favourably.

Net investment income declined by 4% compared to the first quarter of the previous year to EUR 188 million. This decrease was due to the unsatisfactory state of the capital markets and especially the equity markets. Hannover Re again anticipates fairly modest movement on the capital markets for the current year. Net investment income as at year-end will probably be somewhat lower than in the previous year.

...

"Subject to a major loss experience in line with the multi-year average and provided that capital markets at least show no further deterioration, 2002 promises to follow on from earlier record years", concluded Mr. Zeller. "We expect EBIT of more than EUR 600 million, net income of EUR 300 million and earnings per share well in excess of EUR 9." Disregarding the special tax effects in the year 2000, this would be the best result in Hannover Re's history.

For further information, please contact Ralf Arndt (tel. +49/511/56 04-15 00; fax +49/511/56 04-16 48, e-mail ralf.arndt@hannover-re.com).

Hannover Re, *with gross premiums of approx. EUR 12 bn., is the fifth-largest reinsurance group in the world. It transacts all lines of property/casualty, life/health and financial/finite-risk reinsurance as well as program business. It maintains business relations with more than 2,000 insurance companies in over 100 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in 19 countries. The American rating agencies Standard & Poor's and A.M. Best have awarded Hannover Re a rating of AA ("Very Strong") and A+ ("Superior"), respectively*

ALL STRATEGIC BUSINESS UNITS *at a glance*

in m. €	Property/Casualty R/I		Life/Health R/I		Financial R/I		Program Business		Total	
	Q1/2002	Q1/2001	Q1/2002	Q1/2001	Q1/2002	Q1/2001	Q1/2002	Q1/2001	Q1/2002	Q1/2001
Gross written premiums	1,744	1,107	578	546	217	193	640	520	3,180	2,366
Change in GWP	57.6%	-	5.7%	-	12.7%	-	23.1%	-	34.4%	-
Net premiums earned	1,016	685	516	446	106	177	202	108	1,840	1,416
Underwriting result	77	(38)	(34)	(46)	(73)	(36)	14	4	(16)	(116)
Net investment income	62	88	37	54	80	48	8	5	188	196
Other income and expenses	6	(3)	4	(2)	1	0	(9)	(3)	2	(7)
Operating profit/loss (EBIT)	146	48	7	7	8	13	13	5	174	73
Interest on hybrid capital	(12)	(6)	(2)	(2)	(0)	(1)	(1)	(1)	(15)	(10)
Pre-tax result	133	42	5	5	8	12	12	5	159	63
Taxes	(43)	(15)	(1)	(2)	(1)	(1)	(4)	(2)	(50)	(19)
Minority interest	(14)	(1)	(2)	0	(1)	(1)	(2)	0	(19)	(2)
Net income	76	26	3	3	6	10	5	3	90	41
Net return on premium	7.5%	3.8%	0.5%	0.7%	5.8%	5.4%	2.7%	2.5%	4.9%	2.9%

- **Quartalsgewinn mehr als verdoppelt**
- **Für 2002 Rekordergebnis prognostiziert**

Hannover, 24. Mai 2002: Auf der heutigen Hauptversammlung der Hannover Rück in Hannover präsentierte der Vorstandsvorsitzende Wilhelm Zeller die Konzernzahlen des ersten Quartals 2002. Es konnte ein Überschuss von 90 Mio. EUR (Vj. 41 Mio. EUR) erzielt werden. Dies entspricht einem Ergebnis je Aktie von 2,78 EUR und damit einer Verdoppelung gegenüber dem Vorjahresquartal. Wenn es weder auf der Schadenseite noch auf den Kapitalmärkten zu außergewöhnlichen Entwicklungen kommt, so Zeller, wird 2002 ein hervorragendes Jahr werden. Er prognostiziert ein operatives Ergebnis von gut 600 Mio. EUR und einen Jahresüberschuss von 300 Mio. EUR. Das wäre bereinigt das beste Ergebnis seit Bestehen der Hannover Rück.

Die Hauptversammlung stimmte allen Beschlussvorschlägen mit großer Mehrheit zu. Unter anderem wurde ein Aktiensplit im Verhältnis 1:3 beschlossen. Dies wird dazu führen, dass der Börsenpreis der Aktie deutlich sinkt und das Papier somit für Privatanleger noch attraktiver und liquider wird.

Im Rahmen seines Ausblicks erläuterte Zeller der mit über 1000 Teilnehmern gut besuchten Hauptversammlung, dass sich das Geschäft der Hannover Rück-Gruppe im ersten Quartal 2002 überaus positiv entwickelt hat. Die gebuchte Bruttoprämie für alle vier strategischen Geschäftsfelder beträgt 3,2 Mrd. EUR; dies entspricht einer Steigerung gegenüber dem Vorjahresquartal von 34 %. Trotz schwieriger Kapitalmarktverhältnisse konnte das operative Ergebnis (EBIT) um 140 % auf 174 Mio. EUR gesteigert werden. Der Quartalsüberschuss stieg um 118 % auf 90 Mio. EUR, das Ergebnis je Aktie um 99 % auf 2,78 EUR. „Damit haben wir unser Ziel, nicht nur das operative Ergebnis und den Gewinn nach Steuern, sondern auch das Ergebnis je Aktie jeweils zweistellig zu steigern, gut erreicht", betonte Zeller.

Die gebuchte Bruttoprämie in der **Schaden-Rückversicherung** stieg im Vergleich zum Vorjahresquartal um 58 % auf 1,7 Mrd. EUR. Die verdiente Nettoprämie wuchs um 48 % auf 1,0 Mrd. EUR. Die Hannover Rück hat schneller als viele Wettbewerber auf den Marktaufschwung nach dem 11. September 2001 reagiert und konnte so ihren Marktanteil deutlich ausbauen. Die hohe Profitabilität des Neugeschäfts

und der günstige Schadenverlauf führten zu einem positiven versicherungstechnischen Ergebnis und einer bemerkenswert niedrigen Schaden-/Kostenquote von 93 % (Q1/01: 106 %). Das operative Ergebnis (EBIT) in der Schaden-Rückversicherung verbesserte sich trotz deutlich reduzierter Kapitalanlageerträge von 48 Mio. EUR auf 146 Mio EUR. Insgesamt schließt das Geschäftsfeld mit einem fast verdreifachten Quartalsüberschuss von 76 Mio. EUR (bzw. einem Gewinn je Aktie von 2,34 EUR). „Wir gehen davon aus, dass die positive Entwicklung dieses Geschäftsfeldes auch in den nächsten Quartalen anhalten wird, und rechnen für 2002 – bei normaler Schadenentwicklung – mit einem sehr zufriedenstellenden Ergebnis", erklärte Zeller.

In der **Personen-Rückversicherung** stieg die gebuchte Bruttoprämie im Vergleich zum Vorjahresquartal lediglich um 6 %, die verdiente Prämie für eigene Rechnung auf Grund geringerer Inanspruchnahme der Retrozession allerdings um 16 %. Das operative Ergebnis (EBIT) liegt mit 7 Mio. EUR auf der Höhe des Vorjahresquartals. Der Gewinn vor Steuern stieg um 19 %. Der Quartalsüberschuss sank auf Grund eines höheren Anteils der Minderheitsaktionäre am Ergebnis um 16 % auf 3 Mio EUR (bzw. 0,08 EUR je Aktie). Sowohl Prämienwachstum als auch der schwache Ergebnisbeitrag lassen keinen Schluss auf das zu erwartende Jahresergebnis zu. Die Hannover Rück geht insbesondere für die zweite Jahreshälfte von der in diesem Geschäftsfeld üblichen Geschäftsbelebung aus und rechnet für das Gesamtjahr 2002 unverändert mit einem steigenden Überschuss.

Das **Programmgeschäft** befindet sich nach ersten positiven Auswirkungen der Neuausrichtung im vergangenen Geschäftsjahr nun auf Erfolgskurs, sowohl in den USA als auch in Europa. Verglichen mit dem Vorjahresquartal wuchs die gebuchte Bruttoprämie um 23 %, die verdiente Prämie für eigene Rechnung auf Grund des erhöhten Selbstbehalts sogar um 86 %. Das operative Ergebnis (EBIT) stieg von 5 Mio. EUR auf 13 Mio. EUR, der Quartalsüberschuss verdoppelte sich nahezu auf über 5 Mio. EUR (bzw. 0,17 EUR je Aktie). Das Programmgeschäft der Hannover Rück-Gruppe wird sich nach Zellers Einschätzung zu einem erfreulich verlaufenden Geschäftsfeld entwickeln.

Die Nachfrage nach Produkten der **Finanz-Rückversicherung** steigt tendenziell erst zum Jahresende. Prämien und Ergebnis dieses Geschäftsfeldes entwickelten sich somit wie erwartet im ersten Quartal eher verhalten. Die gebuchte Bruttoprämie stieg um 13 %, das operative Ergebnis (EBIT) sank von 13 Mio. EUR auf 8 Mio. EUR. Der Quartalsüberschuss verringerte sich auf 6 Mio. EUR (bzw. auf 0,19 EUR je Aktie). Nach einer stürmischen Entwicklung der Finanz-Rückversicherung im Vorjahr geht das Unternehmen für das gesamte Jahr 2002 von einem deutlich geringeren Wachstum aus. Die Ergebnisaussichten werden jedoch weiterhin als sehr gut beurteilt.

Das **Kapitalanlageergebnis** verringerte sich gegenüber dem Vorjahresquartal um 4 % auf 188 Mio. EUR. Dies ist auf die weiterhin unbefriedigende Situation auf den Kapitalmärkten, insbesondere im Bereich der Aktien, zurückzuführen. Auch für das laufende Jahr erwartet die Hannover Rück eine eher verhaltene Entwicklung der Kapitalmärkte. Zum Jahresende wird voraussichtlich ein etwas geringeres Kapitalanlageergebnis ausgewiesen werden als im Vorjahr.

„Eine Großschadenentwicklung im langjährigen Durchschnitt sowie wenigstens keine weitere Verschlechterung der Kapitalmärkte vorausgesetzt, verspricht 2002 an frühere Rekordjahre anzuknüpfen", erklärte Zeller. „Wir erwarten ein operatives Ergebnis von mehr als 600 Mio. EUR bzw. einen Jahresüberschuss von 300 Mio. EUR und ein Ergebnis je Aktie von deutlich über 9 EUR." Unter Außerachtlassung der steuerlichen Sondereffekte des Jahres 2000 wäre dies das beste Ergebnis seit Bestehen der Hannover Rück.

Für weitere Informationen wenden Sie sich bitte an Ralf Arndt (Tel.: 0511/56 04-15 00, Fax: 0511/56 04-16 48, E-mail: ralf.arndt@hannover-re.com).

Die Hannover Rück *ist mit einem Brutto-Prämienvolumen von rund 12 Mrd. EUR die fünftgrößte Rückversicherungsgruppe der Welt. Sie betreibt alle Sparten der Schaden-, Personen- und Finanz-Rückversicherung sowie Programmgeschäft und unterhält Rückversicherungsbeziehungen mit rund 2.000 Versicherungsgesellschaften in mehr als 100 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in 19 Ländern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die amerikanischen Rating-Agenturen Standard & Poor's und A.M. Best haben sowohl Hannover Rück als auch E+S Rück ein AA ("Very Strong") bzw. A+ ("Superior") Rating zuerkannt.*

ALLE STRATEGISCHEN GESCHÄFTSFELDER *auf einen Blick*

	Schaden-RV		Personen-RV		Finanz-RV		Programm-geschäft		Gesamt	
in Mio. €	Q1/02	Q1/01	Q1/02	Q1/01	Q1/02	Q1/01	Q1/02	Q1/01	Q1/02	Q1/01
Gebuchte Bruttoprämien	1.744	1.107	578	546	217	193	640	520	3.180	2.366
Veränd. der Bruttoprämien	57,6 %	-	5,7 %	-	12,7 %	-	23,1 %	-	34,4 %	-
Verdiente Prämien f. e. R.	1.016	685	516	446	106	177	202	108	1.840	1.416
Vers.-techn. Ergebnis	77	-38	-34	-46	-73	-36	14	4	-16	-116
Kapitalanlageergebnis	62	88	37	54	80	48	8	5	188	196
Allgemeine Erträge/Aufwendungen	6	-3	4	-2	1	0	-9	-3	2	-7
Operatives Ergebnis (EBIT)	146	48	7	7	8	13	13	5	174	73
Zinsen für Hybridkapital	-12	-6	-2	-2	0	-1	-1	-1	-15	-10
Ergebnis vor Steuern	133	42	5	5	8	12	12	5	159	63
Steueraufwand/-ertrag	-43	-15	-1	-2	-1	-1	-4	-2	-50	-19
Anderen Gesellschaftern zustehendes Ergebnis	-14	-1	-2	0	-1	-1	-2	0	-19	-2
Quartalsüberschuss	76	26	3	3	6	10	5	3	90	41
Netto-Umsatzrendite	7,5 %	3,8 %	0,5 %	0,7 %	5,8 %	5,4 %	2,7 %	2,5 %	4,9 %	2,9 %

Bericht über das **GESCHÄFTSJAHR**

2001



- Trotz größtem Schaden in der Geschichte der Versicherungswirtschaft kein Bilanzverlust
- Ergebnis ohne Terrorakte im Plan
- Bruttoprämie + 38 %
- Finanz-Rückversicherung + 100 %
- Programmgeschäft + 25 %
- Schaden-Rückversicherung + 46 %
- Personen-Rückversicherung + 13 %
- Kapitalmaßnahmen sichern profitables Neugeschäft

hannover **rück**

KENNZAHLEN *des Hannover Rück-Konzerns*

in Mio. EUR	2001	+/- Vorjahr	2000	1999
Gebuchte Bruttoprämien	11 507,5	38,3 %	8 320,5	6 706,3
Verdiente Nettoprämien	6 496,1	24,7 %	5 210,2	4 179,9
Versicherungstechnisches Ergebnis	-878,2	95,5 %	-449,2	-394,7
Kapitalanlageergebnis	945,7	8,9 %	868,7	828,2
Ergebnis der normalen Geschäftstätigkeit	67,5	-83,9 %	419,5	433,4
Jahresüberschuss	11,1	-97,0 %	364,9	201,6
Kapitalanlagen	12 127,2	18,9 %	10 200,5	9 855,1
Eigenkapital	1 672,0	6,3 %	1 573,4	1 235,7
Versicherungstechnische Rückstellungen (netto)	16 984,7	31,1 %	12 953,3	10 703,1
Nettoportefeuillewert Personen-Rückversicherung	1 048,0	19,9 %	874,0	609,0
Gewinn je Aktie (verwässert) in EUR	0,34	-97,3 %	12,38	6,86
Dividende in Mio. EUR	–	–	100,0	71,5
Dividende je Aktie in EUR	–	–	3,64	2,91
Eigenkapitalrendite (nach Steuern)	0,7 %		26,0 %	17,1 %
Selbstbehalt	61,7 %		63,7 %	62,0 %
Schadenquote*	99,4 %		90,1 %	83,3 %
Kostenquote*	16,3 %		18,7 %	25,0 %
Kombinierte Schaden-/Kostenquote*	115,7 %		108,8 %	108,3 %

* ohne Personen-Rückversicherung und auf der Basis der verdienten Nettoprämie

Der Geschäftsbericht 2001 des Hannover Rück-Konzerns liegt gedruckt auch in englischer Sprache vor. Außerdem wird der Bericht in den Sprachen Deutsch, Englisch, Spanisch und Französisch als PDF-Datei zum Herunterladen im Internet zur Verfügung gestellt.

Wir senden Ihnen gern auch Exemplare des Geschäftsberichts der Hannover Rückversicherungs-AG in Deutsch oder Englisch zu.

Bitte fordern Sie die gewünschte Geschäftsberichtsversion beim Bereich Investor Relations/ Public Relations an:
Tel. 0511/5604-1501, Fax 0511/5604-1648
oder unter www.hannover-rueck.de
im Bereich „Service – Publikationen".

INHALTSVERZEICHNIS

Verehrte Aktionäre, sehr geehrte Damen und Herren,



über einen Zeitraum von nunmehr sechs Jahren konnte ich Ihnen an dieser Stelle Jahr für Jahr Rekordergebnisse vermelden. Mit dem größten Schaden in der Geschichte der Versicherungswirtschaft – den Terroranschlägen in den USA am 11. September 2001 – wurde Ihre Gesellschaft allerdings von einem Ereignis getroffen, das sich gravierend auf das Ergebnis des Jahres 2001 ausgewirkt hat. Als einer der führenden Rückversicherer im internationalen Luftfahrtgeschäft sowie mit einem großen Geschäftsanteil in den USA überschreitet unsere Belastung aus diesem Akt terroristischen Vandalismus deutlich den von uns bisher in unseren Größtschadenszenarien für denkbar gehaltenen maximalen Schaden. Dank der bereits vor Jahren eingeleiteten Diversifizierungsstrategie konnten wir – im Gegensatz zum Großteil unserer Konkurrenten – jedoch einen Bilanzverlust vermeiden und sogar noch einen geringen Jahresüberschuss in Höhe von 11,1 Mio. EUR erwirtschaften. Wir sind aber erstmals nicht in der Lage, der Hauptversammlung eine Dividendenausschüttung vorzuschlagen.

Im Ergebnis bin ich stolz darauf, dass wir selbst ein solch unvorstellbares Ereignis verkraften konnten, ohne auf unser Eigenkapital zurückgreifen zu müssen. Deshalb konnten wir auch nach dem 11. September sehr gute Ratings seitens der Agenturen Standard & Poor's und A.M. Best aufrecht erhalten. Dies unterscheidet uns von vielen Konkurrenten und verschafft uns einen deutlichen Wettbewerbsvorteil – vor allem auf dem Markt der Schaden-Rückversicherung, auf dem es nach den Ereignissen vom 11. September stärker als je zuvor auf Sicherheit und optimale Kapitalausstattung ankommt. Diesen Wettbewerbsvorteil, der im gegenwärtigen deutlichen Marktaufschwung zu sehr guten Ertragschancen führt, wollen wir im Sinne unserer Aktionäre uneingeschränkt ausspielen. Aus heutiger Sicht werden wir in Zukunft wieder an das gewohnt hohe Ertragsniveau der vorausgegangenen Jahre anschließen und auch wieder eine attraktive Dividende zahlen können.

Trotz der Verluste aus den Terroranschlägen entwickelte sich unser Portefeuille im abgelaufenen Jahr erfreulich weiter. Erstmals überstieg die Bruttoprämie Ihrer Gesellschaft 10 Mrd. EUR, und zwar deutlich. Nach der in früheren Berichten wiederholt beschriebenen unattraktiven Marktphase der Schaden-Rückversicherung bis zum Jahr 2000 setzte im ersten Halbjahr eine deutliche Markterholung ein; diese hat sich nach dem 11. September noch kräftig verstärkt. Wir nutzten die sich aus dieser Entwicklung bietenden Möglichkeiten uneingeschränkt und wuchsen in profitablen Teilmärkten weit über dem Marktdurchschnitt.

Auch unsere sonstigen Geschäftsfelder konnten wir kräftig ausbauen. Besonders erfreulich entwickelte sich das Programmgeschäft. In diesem Segment etablierte sich die Inter Hannover – eine englische Tochtergesellschaft, die das Programmgeschäft in Europa entwickeln soll – in bemerkenswerter Weise. Das Prämienvolumen dieser Gesellschaft stieg um 74 %. Wir fühlen uns bereits kurz nach Aufnahme dieses Geschäfts in Europa in unserer Auffassung bestätigt, dass Programmgeschäft nicht nur in den USA erfolgreich betrieben werden kann.

Entsprechend den Ereignissen im Berichtsjahr waren die Ergebnisse der Geschäftsfelder von unterschiedlicher Qualität. Nur durch die gute Entwicklung der Personen- und Finanz-Rückversicherung und des Programmgeschäfts war es Ihrer Gesellschaft möglich, auch im Berichtsjahr ein ausgeglichenes Ergebnis auszuweisen.

Die Personen-Rückversicherung konnte das Ergebnis vor Steuern erneut kräftig steigern. In diesem Geschäftsfeld ist zusätzlich die nicht in der Gewinn- und Verlustrechnung des Konzerns enthaltene Veränderung des Portefeuillewerts als Wertsteigerung zu berücksichtigen. Das Programmgeschäft hat nach den unbefriedigenden Ergebnissen des Vorjahres im Berichtsjahr mit einem positiven Ergebnis dazu beigetragen, die Belastungen aus der Schaden-Rückversicherung auszugleichen. Auch die Finanz-Rückversicherung – unser renditestärkstes Geschäftsfeld – konnte im Berichtsjahr erneut das bereits hohe operative Ergebnis des Vorjahres steigern.

Auf den Finanzmärkten war 2001 ein schwieriges Jahr. Nachdem die Talsohle im Vorjahr erreicht schien, waren in der ersten Jahreshälfte auf den Aktienmärkten nur geringe Bewegungen zu verzeichnen. Die Rentenmärkte standen unter dem Einfluss der Senkung der Leitzinssätze der Zentralbanken. Ausgesprochen negativ wirkte sich in diesem ohnehin schwierigen Umfeld der Einbruch der Börsen nach dem 11. September aus. Insgesamt stieg unser Kapitalanlageergebnis zwar nochmals; dies ist jedoch ausschließlich auf die Erhöhung unseres Anlagebestandes und der dadurch gestiegenen ordentlichen Erträge zurückzuführen.

Die Kursentwicklung unserer eigenen Aktie konnte bis Anfang September als relativ zufrieden stellend bezeichnet werden. Erst im Sog der Ereignisse des 11. September verlor sie massiv an Wert und fiel am 21. September mit 38,51 EUR auf ihren tiefsten Stand seit Mitte 1997. Eine gewisse Erholung trat bis zum Jahresende ein; der Kurs erreichte allerdings noch nicht wieder das Niveau vor dem 11. September. Durch eine intensive Informationspolitik versuchten wir in den folgenden Monaten, das Vertrauen in unsere Aktie zu stärken und zur Werterholung beizutragen. Gelungen ist uns dies nachhaltig erst in den ersten Monaten des laufenden Jahres, in denen wir durch nochmals intensivierte Investor Relations-Aktivitäten auch in neuen Märkten wie Skandinavien, Benelux und Asien Nachfrage nach unserer Aktie generieren konnten.

Licht und Schatten liegen auch in unserem Geschäft häufig nahe beieinander. 2001 überwog der Schatten; bemerkenswert Positives kann ich Ihnen jedoch aus der Erneuerung eines Großteils unseres Geschäfts in der Schaden-Rückversicherung zum 1. Januar 2002 berichten. Die Ereignisse des 11. September und ihre Auswirkung auf das Konditions- und Ratenniveau sowie die allgemein schon vor den Terroranschlägen zu verzeichnende Tendenz der sich verhärtenden Märkte führt zu außerordentlich günstigen Geschäftsaussichten. Wir gehen davon aus, dass wir – einen normalen Verlauf der Großschadenentwicklung und der Kapitalmärkte vorausgesetzt – die Verluste des 11. September spätestens binnen drei Jahren zurückverdienen können. Da wir frühzeitig die neuen Marktchancen erkannten, haben wir bereits im vierten Quartal des Berichtsjahres begonnen, unsere Zeichnungen im Schaden-Rückversicherungsbereich stark auszuweiten. Neben der Steigerung der

Profitabilität unseres Portefeuilles konnten wir unseren Marktanteil in den wichtigsten Marktsegmenten kräftig ausbauen.

Um Ihnen bereits heute einen Eindruck über die derzeitigen Chancen der Schaden-Rückversicherung zu geben, erlaube ich mir, einige Marktbewegungen etwas genauer zu erläutern:

Das Volumen im Luftfahrtgeschäft – hier waren im Berichtsjahr hohe Schadenbelastungen zu verkraften – werden wir im laufenden Jahr fast verdreifachen können. Diese Ausweitung des Geschäfts ist zwar auch auf eine Ausweitung unseres Portefeuilles zurückzuführen, aber – und dies ist besonders erfreulich – überwiegend auf Prämienerhöhungen aus bestehenden Verbindungen bei durchweg eingeschränktem Deckungsumfang. Risiken, wie z. B. Schäden aus Terrorismus, die in der Vergangenheit prämienfrei mitversichert wurden, rückversichern wir heute nur noch auf separater Basis und zu auskömmlichen Prämien.

Auch in dem außerhalb der Luftfahrtsparte stark betroffenen Londoner Markt, in dem wir einer der Marktführer sind, werden wir im laufenden Jahr eine Verdoppelung des Prämienvolumens erreichen können. In unserem größten Markt – dem nordamerikanischen – rechnen wir für 2002 ebenso mit einer Steigerung unseres Prämienvolumens von mehr als 70 %. Wir sind hier seit langem wieder in der Lage, die Profitabilität unseres Geschäftes deutlich zu steigern.

Zusammenfassend darf ich noch einmal festhalten, dass Ihre Gesellschaft vom starken Marktaufschwung während der Erneuerungsphase für 2002 voll profitierte und sowohl den Marktanteil und somit die Stellung im weltweiten Markt verbesserte, als auch besonders die Profitabilität steigern konnte. Eine normale Entwicklung auf der Schadenseite sowie auf den Kapitalmärkten unterstellt, sollte dies für das laufende Geschäftsjahr ein Anknüpfen an die Vorjahre und damit ein sehr gutes Ergebnis ermöglichen.

Verehrte Aktionäre, ich danke Ihnen auch im Namen meiner Vorstandskollegen für Ihr Vertrauen in die Hannover Rück. Ich versichere Ihnen, dass wir dieses Vertrauen rechtfertigen und alles daran setzen werden, den Wert Ihres Unternehmens nachhaltig zu steigern und damit die Grundlage für eine positive Entwicklung Ihres Aktienengagements zu legen.

Mit freundlichen Grüßen

Wilhelm Zeller
Vorsitzender des Vorstands

VERWALTUNGSORGANE *der Hannover Rückversicherungs-AG*

Aufsichtsrat

Wolf-Dieter Baumgartl Hannover Vorsitzender	Vorsitzender des Vorstands des HDI Haftpflichtverband der Deutschen Industrie V.a.G.
Dr. Paul Wieandt Hof/Saale stellv. Vorsitzender	Vorsitzender der Geschäftsleitung der SchmidtBank GmbH & Co. KGaA
Karola Böhme Barsinghausen*	
Dr. Horst Dietz Singapur	Region Manager North and Southeast Asia der ABB Asea Brown Boveri AG
Karl Heinz Midunsky München	Corporate Vice President and Treasurer der Siemens AG
Dr. Erwin Möller Hannover	Mitglied des Vorstands des HDI Haftpflichtverband der Deutschen Industrie V.a.G.
Ass. jur. Otto Müller Hannover*	
Ass. jur. Renate Schaper-Stewart Lehrte*	
Dr. Klaus Sturany Essen	Mitglied des Vorstands der RWE Aktiengesellschaft

Angaben zu den Mitgliedschaften in gesetzlich zu bildenden Aufsichtsräten und vergleichbaren Kontrollgremien anderer in- und ausländischer Wirtschaftsunternehmen entnehmen Sie bitte dem Bericht der Hannover Rückversicherungs-AG.

*Arbeitnehmervertreter

Vorstand

Wilhelm Zeller Burgwedel Vorsitzender	Programmgeschäft; Planung/Controlling, Investor Relations, Public Relations, Revision, Underwriting Services und Controlling; Personal; Unternehmensentwicklung
Dr. Wolf Becke Hannover	Personen-Rückversicherung weltweit
Jürgen Gräber Ronnenberg	Koordination der gesamten Nichtleben-Rückversicherung; Vertragsgeschäft der Schaden-Rückversicherung Nordamerika und anglophones Afrika, Kredit- und Kautionsgeschäft weltweit; Finanz-Rückversicherung weltweit
Herbert K. Haas Burgwedel (bis 31. Januar 2002)	Finanz- und Rechnungswesen, Kapitalanlagen; Informationsverarbeitung; Allgemeine Verwaltung
Dr. Andreas-Peter Hecker Hannover Stellv. Vorsitzender (bis 31. August 2001)	
Dr. Michael Pickel Gehrden (seit 1. Januar 2002 ordentliches Mitglied)	Vertragsgeschäft der Schaden-Rückversicherung Deutschland, Österreich, Schweiz und Italien; Nichtleben-Rückversicherung der HDI-Gruppe, Retrozessionen und Schutzdeckungen; Schadendienst; Recht
Dr. Detlef Steiner Hannover (bis 31. August 2001)	
André Arrago Hannover Stellv. Mitglied (seit 1. September 2001)	Vertragsgeschäft der Schaden-Rückversicherung arabische, romanische und lateinamerikanische Länder sowie Nord- und Osteuropa, Asien und Australasien
Dr. Elke König Hannover Stellv. Mitglied (seit 1. Januar 2002)	Finanz- und Rechnungswesen, Kapitalanlagen; Informationsverarbeitung; Allgemeine Verwaltung
Ulrich Wallin Hannover Stellv. Mitglied (seit 1. September 2001)	Specialty Division (weltweites fakultatives Geschäft HUK- und Sachsparten; weltweites Vertrags- und fakultatives Geschäft der Luft- und Raumfahrt- sowie Transportversicherung); Vertragsgeschäft der Schaden-Rückversicherung Großbritannien und Irland



Von links nach rechts:
Dr. Michael Pickel
André Arrago
Jürgen Gräber
Wilhelm Zeller
Dr. Elke König
Ulrich Wallin
Dr. Wolf Becke



DIE HANNOVER RÜCK-AKTIE

Das Jahr 2001 war eines der schwierigsten in der Börsengeschichte ...

Im Berichtsjahr Börsenkapitalisierung nie gekannten Ausmaßes aufgezehrt

An den weltweiten Kapitalmärkten wird das Jahr 2001 als eines der schwierigsten in die Börsengeschichte eingehen. Mit Beginn der Talfahrt der Aktienmärkte im März 2000 zehrte der schlimmste „Bärenmarkt" seit der ersten Ölkrise vor fast 30 Jahren eine Börsenkapitalisierung in bislang nicht erreichtem Ausmaß auf.

Alle führenden Indizes starteten im Berichtsjahr mit der Aussicht auf eine bevorstehende Erholung der Aktienmärkte positiv in das neue Jahr. Diese Hoffnung erfüllte sich jedoch nicht. Sinkende Kapitalmarktzinsen sowie Steuer- und Rentenreformen in Europa schufen zwar ein günstiges Umfeld; gleichzeitig mussten aber die Erwartungen an die Gewinnentwicklungen der Unternehmen immer weiter nach unten korrigiert werden. Zunehmend schlechtere Konjunkturdaten aus den USA und die Abkehr vieler Anleger vom Aktienmarkt hatten teilweise drastische Kurseinbrüche zur Folge. Diese wurden durch die Terroranschläge am 11. September in New York und Washington noch verschärft. Der einsetzende Ausverkauf der Aktien traf alle Branchen, wenn auch traditionell defensive Sektoren weniger betroffen waren.

Die Aktienmärkte erholten sich jedoch relativ schnell von dieser Panikreaktion. Bereits Anfang Oktober erreichte der Dax mit 4.500 Punkten wieder sein Niveau von Anfang September. Allerdings überschattete der Enron-Bankrott im Dezember das Börsengeschehen. Diese erneute Hiobsbotschaft sorgte für einen weiteren Vertrauensverlust bei den Investoren und zog international Diskussionen um transparentere Bilanzierungsmethoden nach sich.

Alle führenden Indizes gaben im Berichtsjahr kräftig nach. So verloren Dax, Euro-Stoxx und CDax-Versicherungen bis zu ihrem Tiefststand am 21. September 2001 fast 40 % im Vergleich zum Jahresbeginn und schlossen am Jahresende mit einem Minus von knapp 20 %. Im Gegensatz dazu entwickelte sich der MDax (in dem die HNR-Aktie notiert ist), nach einem Zwischentief von 24 % und einem Minus von 8 % am Jahresende vergleichsweise positiv.

... insbesondere Versicherungswerte wurden stark beeinträchtigt

Verluste nach Terrorattacken bis November 2001 wieder aufgeholt

Für die Versicherungswerte begann das Börsenjahr 2001 rückläufig. Trotz des positiven Umfelds für Erst- und Rückversicherer auf Grund von Steuerreform und Riesterrente überwog ein negativer Trend, der mit den Terroranschlägen im September seinen Tiefpunkt erreichte. Neben der Luftfahrt- und Transportindustrie litt insbesondere die Versicherungsbranche an den Aktienmärkten unter diesen Auswirkungen. Die Unsicherheit über die tatsächliche Höhe des versicherten Schadens sowie die Angst vor erneuten Anschlägen ähnlichen Ausmaßes erschütterten das Vertrauen in die Stabilität der Branche von Grund auf. Als Reaktion schlossen die Erstversicherer Terrorismus aus Standardversicherungspolicen aus. Diese Maßnahme sowie die ersten von den Rückversicherern bezifferten Schadensummen trugen dazu bei, das verlorene Vertrauen der Anleger zurückzugewinnen. Die Investoren nahmen die jetzt sehr günstig bewerteten (Rück-)Versicherungswerte erneut in ihr Portefeuille auf. Viele der Werte – hauptsächlich die Schwergewichte der ersten Reihe – erholten sich daraufhin innerhalb kurzer Zeit und konnten ihre unmittelbar nach dem 11. September erlittenen Kurseinbrüche bis zum November 2001 wieder wettmachen, ohne allerdings das Kursniveau der ersten Jahreshälfte wieder zu erreichen.

Die Hannover Rück-Aktie verlor überproportional an Wert ...

Die Entwicklung unserer Aktie stellte sich im Jahresverlauf wechselhaft dar. Im positiven Umfeld von Steuerreform und Riesterrente startete sie mit 93 EUR gut in das Berichtsjahr und zeigte einen besseren Verlauf als die führenden Vergleichsindizes. Ende Januar durchbrach sie sogar die dreistellige Marke und erreichte am 1. Februar 2001 mit 103,70 EUR ihren Jahreshöchstwert. Erst gegen Ende des ersten Quartals setzte ein negativer Sog durch die Kapitalmärkte ein, aus dem sich die Aktie jedoch Mitte des Jahres wieder befreien konnte. Mit 95 EUR übertraf sie erneut ihren Ausgangswert vom Jahresbeginn. Vom Terrorereignis am 11. September in den USA wurde unsere Aktie nicht zuletzt wegen ihrer Marktenge übermäßig stark betroffen und verlor binnen 10 Tagen mehr als die Hälfte ihres Marktwerts. Sie erreichte am 21. September 2001 mit 38,51 EUR im Tagesverlauf ihren Tiefststand seit Mitte 1997. Im Vergleich zu den Schwergewichten der Leitindizes erholte sich unsere Aktie nur langsam und erreichte ihr Ausgangsniveau bis zum Jahresende nicht mehr. Dennoch gelang es uns, durch eine proaktive, intensive und transparente Kommunikation zu den Ereignissen des 11. September sowie einen positiven Ausblick auf die vor uns liegende Geschäftsentwicklung das Vertrauen der Investoren in unsere Aktie zurückzugewinnen. Zum Jahresende schloss sie bei 67,80 EUR mit einem Minus von 27 % und entsprach damit annähernd der Entwicklung der Vergleichsindizes Dax und CDax.

Jahreshoch unserer Aktie bei 103,70 EUR

Kursentwicklung seit 1994



in %
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November 1994
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Hannover Rück
Dax
CDax-Versicherungen
MDax

Zur Bewertung des Kursverlaufs unserer Aktie sehen wir die gängigen Aktienindizes nicht als repräsentativ an, sondern ziehen den ungewichteten „Reactions" Welt-Rückversicherungs-Index heran, der alle börsennotierten Rückversicherer der Welt in sich vereint. Unser Ziel ist es, eine Kursentwicklung zu erreichen, die in einem gleitenden 3-Jahres-Durchschnitt über der Performance dieser Benchmark liegt. Nachdem sich die Hannover Rück-Aktie in den letzten drei Jahren fast ausnahmslos überdurchschnittlich zu den Welt-Rückversicherungswerten entwickelte, zeigte sie nach den Terroranschlägen des 11. September einen höheren Verlust und eine langsamere Erholung. Betrachtet man jedoch den Verlauf unserer Aktie bis Ende März 2002, ist ihr Potenzial deutlich zu erkennen: Der Aufwärtstrend setzte bei unserer Aktie zwar später ein, zeichnete sich jedoch durch seine Kontinuität gegenüber dem Welt-Rückversicherungs-Index aus. Bereits Ende März 2002 weist die Hannover Rück-Aktie nur noch eine Differenz von 2 % zu unserem Vergleichsindex auf und erzielte einen Kursgewinn seit Jahresanfang von 24 %.

Die Hannover Rück-Aktie im Vergleich zum ungewichteten Reactions Welt-Rückversicherungs-Index


in %
130
120
110
100
90
80
70
60
50
04.01.1999
05.02.1999
05.03.1999
01.04.1999
30.04.1999
28.05.1999
25.06.1999
23.07.1999
20.08.1999
17.09.1999
15.10.1999
12.11.1999
10.12.1999
07.01.2000
04.02.2000
03.03.2000
31.03.2000
28.04.2000
26.05.2000
23.06.2000
21.07.2000
18.08.2000
15.09.2000
13.10.2000
10.11.2000
08.12.2000
05.01.2001
02.02.2001
02.03.2001
30.03.2001
27.04.2001
25.05.2001
22.06.2001
20.07.2001
17.08.2001
14.09.2001
12.10.2001
09.11.2001
07.12.2001
04.01.2002
01.02.2002
01.03.2002
28.03.2002
Hannover Rück-Aktie
Welt-Rückversicherungs-Index

... scheint ihr Potenzial im neuen Jahr jedoch realisieren zu können

Aufwärtstrend unserer Aktie setzt sich fort

Insbesondere nach dem jüngsten Geschehen an den Kapitalmärkten sehen wir für unsere Aktie noch viel Spielraum für eine positive Entwicklung. Zwar können wir die einschneidenden Wirtschaftsereignisse und die grundsätzlichen Tendenzen an den Aktienmärkten nicht beeinflussen. Eine klare Strategie, die Veröffentlichung und Erfüllung unserer wichtigsten Renditeparameter sowie Transparenz in Bezug auf unsere Erwartungen für 2002 schaffen jedoch die Voraussetzung, das Potenzial unserer Aktie zu realisieren.

Wir verwenden ein Kennzahlensystem, um die Entwicklung der Werthaltigkeit unseres Unternehmens zu lenken und zu belegen. So stellt der Gewinn je Aktie für uns eine zentrale Steuerungsgröße und Erfolgskennziffer dar. Es ist unser strategisches Ziel, diesen Wert jährlich um einen zweistelligen Prozentsatz zu steigern. Die Vergangenheit beweist, dass wir dieses Ziel stetig erfüllten oder sogar übertrafen. Lediglich im Berichtsjahr konnten wir unser Ziel auf Grund der Schäden aus den Terroranschlägen ausnahmsweise nicht erreichen. Prognostizierten wir bis

Belastungen aus Terroranschlägen werden in den kommenden Jahren kompensiert

zum 11. September für das Berichtsjahr noch einen Gewinn je Aktie von 7,76 EUR, mussten wir dieses Ergebnis zum Jahresende auf 0,34 EUR je Aktie korrigieren. Allerdings bietet uns das laufende Geschäftsjahr ein außergewöhnlich aussichtsreiches Marktumfeld. Wir gehen davon aus, die Belastungen aus den Terroanschlägen spätestens in den nächsten drei Jahren zurückzuverdienen. Deshalb ist es für das laufende Jahr nicht nur unser Ziel, einen auf Basis des Jahres 2000 jährlich um 10 % gesteigerten Gewinn auszuweisen, sondern diese Zielgröße deutlich zu übertreffen.

Des Weiteren haben wir über die Jahre hinweg gezeigt, dass wir das uns zur Verfügung gestellte Kapital sinnvoll und Gewinn bringend einsetzen. Hier ist es unser strategisches Ziel, eine Mindest-Eigenkapitalrendite zu erwirtschaften, die 750 Basispunkte über der 5-Jahres-Durchschnittsrendite 10-jähriger Bundesanleihen liegt. Die von uns angepeilte Verzinsung auf das eingesetzte Kapital von 12,6 % für das Berichtsjahr mussten wir nach dem 11. September leider kräftig nach unten berichtigen. Bei den hervorragenden Geschäftsaussichten im laufenden Jahr sind wir – normale Verhältnisse bezüglich Großschadenanfall und auf den Kapitalmärkten unterstellt – zuversichtlich, wieder eine weit überdurchschnittliche Eigenkapitalrendite zu erwirtschaften.

Gewinn je Aktie


in EUR
12
10
8
6
4
2
0

	1994[1]	1995[1]	1996[1]	1997[1]	1998[2]	1999[2]	2000[2]	2001[2]
Zielwert		1,88	2,67	3,03	3,44	6,41	7,05	7,76
Ist	1,71	2,43	2,75	3,13	5,83	6,86	12,38	0,34

[1] DVFA – neues Ermittlungsschema (ohne Bereinigung von Abschreibungen auf Firmenwerte)
[2] Gewinn je Aktie nach US GAAP

Zur Sicherstellung einer optimalen Eigenkapitalrendite betreiben wir ein sehr ökonomisches Kapitalmanagement. Eigenkapital stellt die teuerste Finanzierungsmöglichkeit unseres Geschäfts dar. Für eine effiziente Strukturierung unseres Kapitalbedarfs und somit eine überdurchschnittliche Verzinsung der Einlage unserer Investoren bedienen wir uns daher verschiedener kostengünstigerer Eigenkapitalsubstitute. Formen von Eigenkapitalersatz sind die Verbriefung von Rückversicherungsrisiken und deren Transfer in die Kapitalmärkte (so genannte Securitisations), langfristiges, nachrangiges Fremdkapital (so genanntes Hybridkapital) sowie traditionelle Rückversicherungen und Retrozessionen.

Eigenkapitalrendite nach Steuern


in %
25
20
15
10
5
0

	1995[1]	1996[1]	1997[1]	1998[2]	1999[2]	2000[2]	2001[2]
Zielwert	14,8 %	14,3 %	13,9 %	13,5 %	13,0 %	13,5 %	12,6 %
Ist	18,5 %	16,4 %	15,8 %	16,0 %	17,1 %	26,0 %	0,7 %

[1] HGB-Basis
[2] US GAAP-Basis
Zielwert: 750 Basispunkte über der 5-Jahres-Durchschnittsrendite 10-jähriger Bundesanleihen

Unsere Investor Relations-Maßnahmen: Kontinuierlich mehr HNR-Nachfrage als -Angebot generieren

Eingedenk der Tatsache, dass „Angebot und Nachfrage den Preis bestimmen", sind wir bestrebt, den Bekanntheitsgrad unserer Aktie immer weiter zu steigern, um so eine stetig wachsende Nachfrage zu generieren. Neben der Teilnahme an zahlreichen Anlegermessen und Aktienforen verschiedener Banken und Aktionärsvereinigungen legen wir großen Wert auf den direkten Kontakt zu den institutionellen Investoren. So präsentierten wir unsere Aktie auch im Berichtsjahr in mehr als 30 individuellen Einzelgesprächen bei uns in Hannover und auf 20 internationalen Roadshows und Investorenkonferenzen. Auch im Berichtsjahr warben wir verstärkt in weiteren geografischen Regionen für unsere Aktie. Neben den bekannten Finanzplätzen Frankfurt, London und New York, auf denen wir regelmäßig anzutreffen sind, unternahmen wir verstärkt Aktivitäten in Frankreich, den südeuropäischen Ländern sowie Skandinavien und den Benelux-Ländern. Außerdem führen wir aus Anlass wichtiger Entwicklungen und zu jedem Quartalsbericht Telefonkonferenzen mit Analysten und Investoren durch.

Jährliches Analystenseminar zu Spezialthemen

Innerhalb unseres Investor Relations-Programms führten wir auch ein Analystenseminar ein, das erstmalig im Jahr 2000 in Hannover organisiert wurde. Auf Grund der hervorragenden Resonanz und der großen Nachfrage auf diese Veranstaltung gehört es nun zu unserem Standard, einmal jährlich ein solches Seminar zu ausgewählten Themen unseres Geschäfts zu veranstalten. Es wird von Rückversicherungsspezialisten unseres Unternehmens präsentiert und richtet sich an Finanzanalysten und institutionelle Investoren, die bereits ein fundiertes Wissen über die Hannover Rück besitzen, jedoch tiefergehende Informationen zu Spezialfragen einzelner Geschäftsfelder erhalten möchten. Im März 2001

boten wir in Verbindung mit der AIFA-Konferenz (Association of Insurance and Financial Analysts, der Vereinigung amerikanischer Versicherungsanalysten) in San Diego ein Seminar zum Thema Programmgeschäft an. Neben US-amerikanischen Analysten besuchten etwa 30 europäische Kapitalmarktexperten unsere Veranstaltung. Auch in diesem Jahr werden wir die inzwischen bewährte Tradition unseres Analystenseminars fortsetzen.

Ferner orientierten sich unsere Investor Relations-Aktivitäten stark an unserer Aktionärsstruktur. Die Einführung von Namensaktien gibt uns hier die notwendige Information.

Natürliche/juristische Personen (in % vom Streubesitz)


Juristische Personen
63 %
Natürliche Personen
37 %

Bei der Unterscheidung der Aktionärsstruktur in juristische und natürliche Personen ergibt sich naturgemäß ein betragsmäßiges Übergewicht der institutionellen Investoren. Im Vergleich zum letzten Jahr ist jedoch ein starker Zuwachs bei den Privatanlegern von nahezu 10 Prozentpunkten zu verzeichnen. Dies ist Ausdruck unserer speziellen Maßnahmen für diese Anlegergruppe sowie der zunehmenden Bekanntheit unserer Aktie.

Mit der Umsetzung der international anerkannten Corporate Governance-Anforderungen haben wir bereits vor zwei Jahren begonnen; heute erfüllen wir die wesentlichen Kriterien. Die Verabschiedung des Deutschen Corporate Governance-Kodex im Februar 2002 trägt der Notwendigkeit Rechnung, den Finanzplatz Deutschland noch mehr an den Anforderungen der internationalen Kapitalmärkte auszurichten und ihn durch Flexibilisierung und Weiterentwicklung der geltenden Vorschriften attraktiver zu gestalten. Wir begrüßen die Entwicklung von Richtlinien für eine verantwortungsbewusste und auf Wertschöpfung ausgerichtete Unternehmensleitung und -kontrolle, die sich an den Aktionärsinteressen orientiert. Ziel des Kodex ist es, das Vertrauen der internationalen und nationalen Anleger, der Kunden, der Mitarbeiter und der Öffentlichkeit in die Leitung und Überwachung deutscher börsennotierter Unternehmen zu fördern.

Aktionärsstruktur nach Ländern (in % vom Streubesitz)


weitere 62 Länder
3%
Deutschland
52 %
Luxemburg
3 %
Belgien
4 %
Schweiz
8 %
USA
16 %
Großbritannien
14 %

So haben wir bereits im Vorjahr eine am Unternehmenserfolg orientierte variable Vergütung eingeführt. Teil davon ist ein virtueller Aktienoptionsplan, der sich auf unseren weltweiten Führungskreis erstreckt. Wichtigster Zielwert ist hierbei der Gewinn je Aktie, der vom Aufsichtsrat jeweils im Vorhinein festgelegt wird und dessen Über- bzw. Untererfüllung die Anzahl von Aktienwert-Beteiligungsrechten bestimmt. Darüber hinaus fließt auch die Entwicklung unseres Aktienkurses im Vergleich zum ungewichteten Welt-Rückversicherungs-Index ein, wobei die Besser- oder Schlechterentwicklung als weiterer Multiplikator für die Anzahl der Optionsrechte wirkt.

Virtueller Aktienoptionsplan für weltweiten Führungskreis

Daneben sind wir natürlich bestrebt, weitere Corporate Governance-Forderungen umzusetzen. Zurzeit erweitern wir unser Controllingkonzept um Komponenten einer EVA (Economic Value Added)-Berechnung im Sinne des VBM (Value Based Management), anhand dessen die Entwicklung des Unternehmenswerts gesteuert und gemessen werden soll.

Das Internet ist mittlerweile zum aktuellsten, schnellsten und damit zu einem der wichtigsten Informationsinstrumente börsennotierter Unternehmen geworden. Dieser Entwicklung tragen wir durch einen ausführlichen und ständig aktualisierten Investor Relations-Internetauftritt Rechnung. Hier finden Sie unseren Jahresabschluss in allen digitalen Formaten, unter anderem als interaktiven HTML-Bericht. Neben dem Geschäftsbericht nutzen wir zur Informationsvermittlung auch Videoaufzeichnungen unserer Analystenkonferenzen sowie Online-Telefonkonferenzen. Außerdem finden Sie im In-

ternet alle Angaben rund um unsere Aktie, eine Beschreibung unserer Geschäftsaktivitäten und natürlich einen Ausblick auf unsere Unternehmensentwicklung. Ein weiterer Meilenstein ist die Gründung einer Hannover Rück-eigenen Internet-Servicegesellschaft. Diese Gesellschaft koordiniert unseren konzernweiten Internetauftritt unter Berücksichtigung aller Tochtergesellschaften. Besuchen Sie unsere Website unter www.hannover-rueck.de oder www.hannove-re.com für die englische Fassung.

So sehen uns die Analysten

„1,3 Mrd. EUR WTC-Schaden, 400 Mio. EUR Nettobelastung, 920 Mio. EUR Retrozessionsforderungen ohne Ausfallrisiko: gut gemacht Hannover Rück! HNR's Retrozessionsergebnis aus WTC-Schäden ist ein Beweis für ihr hervorragendes Kapitalmanagement. Sofort nach dem 11. September zeichnete Hannover Rück höchst attraktive Schadendeckungen, insbesondere in den Bereichen Luftfahrt und US-Sachversicherung. Dies führt uns zu der Überzeugung, dass die Gesellschaft überdurchschnittlich von den sich verhärtenden Märkten profitieren wird. Mit der stark wachsenden Lebens- und Finanz-Rückversicherung besitzt HNR ein höchst attraktives Portefeuille".

Michael H. Haid
Sal. Oppenheim, Frankfurt
April 2002

„Hannover Rück bestätigte kürzlich den Ausblick auf ein ausgeglichenes Ergebnis für 2001. Dies hat dazu beigetragen, den Markt zu beruhigen [...] und die Qualität des gezeichneten Geschäfts zu verdeutlichen".

Thomas Fossard
BNP Paribas, Paris
März 2002

„Insgesamt kann man Hannover Rück ein sehr gutes Management zur Allokation des zur Verfügung stehenden Kapitals bescheinigen. Klare Vorgaben und Transparenz kennzeichnen das in den vergangenen Jahren implementierte System und fördern die Generierung von Shareholder-Value. Ein gutes Asset Liability Management rundet die Steuerungssysteme ab und verleiht zusätzliche Flexibilität".

Dierk Schaffer
WGZ-Bank, Düsseldorf
Februar 2002

„Auf Grund ihrer antizyklischen Zeichnungspolitik dürfte die Hannover Rück überproportional vom Turnaround profitieren".

Lars Niggeling
Vontobel Bank, Köln
Februar 2002

„Mit dem jüngsten Ausblick für 2002 konnte das Management der Hannover Rück die Investmentstory neu beleben. Der schon seit einiger Zeit begonnene Trend „Flight to Quality" ist letztendlich ungebrochen. D. h., dass viele Marktteilnehmer nach den jüngsten Ereignissen (und Versicherungspleiten) nun lieber eine höhere Prämie bei einem Rückversicherer mit einem besseren Rating bezahlen, als mit einer „Billigprämie" bei einem schlechter gerateten Rückversicherer letztendlich die Unsicherheit eines Versicherungsschutzausfalls haben. Dies lässt nicht nur die „AAA"-gerateten Versicherer profitieren, sondern auch die „AA"-gerateten Versicherer, wie die Hannover Rück".

Ralph Lutz
HypoVereinsbank, München
Februar 2002

„Ein ungewöhnlich positiver Bericht über die Erneuerungssaison lässt auf gute Aussichten für 2002 schließen".

William Hawkins
Fox-Pitt, Kelton, London
Februar 2002

„Obwohl die Hannover Rück nicht zu den ganz Großen der Branche gehört, verfügt sie über beachtliche Nichtleben-Operationen mit einer starken Position in attraktiven und beständigen Nischensegmenten. Ihr Lebens-Rückversicherungsgeschäft ist bei weitem das größte unter den mittelgroßen Rückversicherern, dessen Produktvielfalt mit den Portefeuilles der Marktführer konkurrieren kann. Die Verbriefungs-Transaktionen erwirtschafteten in der Vergangenheit spektakuläre Renditen. Selbst wenn sich die Renditen deutlich verringern werden, wird der Alternative Risikotransfer (ART) auch zukünftig ein Profittreiber für das Unternehmen darstellen".

Alex Orloff
Bank of America, London
Januar 2002

„Das Kapitalmanagement der Hannover Rück ist das Beste der Branche und ihre Transparenz ist beispielhaft. [...] Wir sind der Meinung, dass die Gesellschaft gut positioniert ist und eine attraktive Alternative darstellt".

Simon Fößmeier
Bank Julius Bär, Frankfurt
Januar 2002

„Als Zeichen des Vertrauens in die Profitabilität des in diesem Jahr gezeichneten Geschäfts zeigte Hannover Rück schnell ihre Entschlossenheit, in vollem Umfang von den Ratenerhöhungen zu profitieren".

Frédéric Bourgeois
Natexis Capital, Paris
Januar 2002

„Auf Grund der gut diversifizierten Aufstellung kann die Hannover Rück-Gruppe schneller auf positive und negative Margenentwicklungen in einzelnen Geschäftsfeldern reagieren".

Dirk Krieger, Ulrich Vogel
NORD/LB, Hannover
Dezember 2001

„Mit ihrer Nischen-Strategie ist die Hannover Rück der profitabelste Rückversicherer unseres Universums, und in normalen Jahren sorgt die breite Diversifizierung für eine Ergebnisglättung".

Frank Stoffel
WestLB Panmure, Düsseldorf
Dezember 2001

Angaben zur Aktie

in EUR	2001	2000	1999	1998	1997	1996
Ergebnis je Aktie (verwässert)	0,34	12,38	6,86	5,83	3,13**	2,75**
Ausschüttung je Aktie	–	2,30	2,05	1,94	1,74	1,61
Körperschaftsteuergutschrift	–	1,09*	0,86	0,24	0,24	0,19
Bruttoausschüttung	–	3,64*	2,91	2,18	1,98	1,80

** inkl. Bonus von 0,25 EUR*
*** DVFA-Ergebnis nach deutscher Rechnungslegung*

Wertpapierkennummer:	840 221
Börsenkürzel:	Aktie: Investdata: HNR1 Bloomberg: HNR1 GY Reuters: HNRGn.DE HNRGn.F ADR: HVRRY ISIN: DE 000 84 022 15
Börsennotierungen:	Deutschland Notiert an allen deutschen Börsen; Xetra, Frankfurt und Hannover im amtlichen Handel USA American Depositary Receipts (Level 1 ADR-Programm), OTC (over-the-counter market)
Erste Notierung:	30. November 1994
Mehrheitsaktionär:	HDI Haftpflichtverband der Deutschen Industrie V.a.G. (75 %)
Gezeichnetes Kapital per 31.12.2001:	82.798.545,89 EUR
Zahl der Aktien per 31.12.2001:	32.387.976 nennwertlose Namensaktien
Marktkapitalisierung per 31.12.2001:	2.196 Mio. EUR
Höchstkurs 2001:	103,70 EUR
Tiefstkurs 2001:	38,51 EUR
Hauptversammlung:	24. Mai 2002, 10.30 Uhr Hannover Congress Centrum Kuppelsaal Theodor-Heuss-Platz 1-3 30175 Hannover

Finanzkalender 2002

25. April 2002	Bilanzpressekonferenz Beginn 14.00 Uhr Verwaltungsgebäude der Hannover Rück Karl-Wiechert-Allee 50 30625 Hannover
26. April 2002	DVFA-Analystentreffen, Frankfurt
26. April 2002	Analystentreffen, London
24. Mai 2002	Hauptversammlung 2001 Beginn 10.30 Uhr Hannover Congress Centrum Theodor-Heuss-Platz 1-3 30175 Hannover
24. Mai 2002	Zwischenbericht 1/2002
21. August 2002	Zwischenbericht 2/2002
20. November 2002	Zwischenbericht 3/2002

SELBSTVERSTÄNDNIS UND STRATEGIE

Langfristiges, strategisches Denken und Handeln sehen wir als wesentlichen Erfolgsfaktor unseres Konzerns. Dies erfordert einerseits Visionen, andererseits aber auch konkrete strategische Ziele: die Orientierung für die taktische Ausrichtung des Unternehmens.

Um diese notwendigen Visionen und Ziele zu aktualisieren oder neu zu definieren, erarbeiten wir ca. alle drei Jahre ein Strategiepapier, in dem solche Ziele festgeschrieben werden. Es ist – sehr bewusst – kurz gefasst und nicht auf „Hochglanzpapier" gedruckt, sondern soll als normales Arbeitspapier Leitfaden unseres täglichen Handelns sein.

Um Ihnen diese Leitlinien näher zu bringen, haben wir im Folgenden unser Selbstverständnis sowie die strategischen Ziele (unsere „zehn Gebote") dargestellt, die für unser Unternehmen als Ganzes gelten.

Selbstverständnis

Wir wollen uns als für die internationalen Rückversicherungsmärkte bedeutenden, optimal diversifizierten und überdurchschnittlich profitablen Rückversicherungskonzern behaupten, um langfristig die Überlebensfähigkeit als eigenständiges Unternehmen zu sichern.

Das Ziel einer kontinuierlichen Wertsteigerung für alle unsere Aktionäre prägt unser Handeln. Es ist essenziell für uns, unsere Aktie als solides und attraktives Investment zu gestalten.

Als der „etwas andere Rückversicherer" gehen wir unseren eigenen Weg. Dieser ist geprägt von Innovationskraft, Flexibilität, Leistungswillen und insbesondere der Qualität unserer Leistungen.

1. Gewinnziel

Um das Kapital unserer Aktionäre überdurchschnittlich zu verzinsen, streben wir als absolutes Minimum für den Hannover Rück-Konzern im gleitenden 5-Jahres-Durchschnitt ein Betriebsergebnis an, das im Verhältnis zum Eigenkapital mindestens der Durchschnittsrendite 10-jähriger Regierungsanleihen zuzüglich 750 Basispunkten als Risikoprämie entspricht.

Darüber hinaus ist es unser Ziel, den Gewinn je Aktie jährlich um mindestens 10 Prozent zu steigern.

2. Kapitalbedarf/-kosten

Die Erwirtschaftung des Rendite-Mindestziels wird dadurch sichergestellt, dass bei unserer Preisgestaltung entsprechende Kapitalkosten zwingend berücksichtigt werden. Die Kapitalkosten werden nach Risk-Based-Capital-Gesichtspunkten ermittelt und differenziert. Diese Berechnungen basieren auf einem Risikograd, der höchstens einmal in 25 Jahren den Ausfall der Dividendenzahlung in Betracht zieht.

Im Hinblick auf die zunehmende „flight to quality" kommt den für unsere Branche einschlägigen Ratings eine gesteigerte Bedeutung zu. Unser Eigenkapital muss deshalb so ausgestattet sein, dass ein Standard & Poor's-Rating von mindestens AA (entspricht A+ von A.M. Best) nachhaltig sichergestellt ist.

Die positive Abweichung zwischen Eigenkapitalbedarf nach Risk-Based-Capital-Gesichtspunkten und tatsächlichem Eigenkapital führt zu einer Kapitalreserve, die wir risikomäßig entsprechend unseren Gewinnzielen exponieren.

Um die Kapitalkosten möglichst gering zu halten, bevorzugen wir – im Rahmen der Toleranzgrenzen der Ratingagenturen – Fremdkapital vor Eigenkapital. Kapitalsubstitute (Transfer von Risiken in den Kapitalmarkt sowie konventionelle Retrozessionen) nutzen wir ebenfalls intensiv.

3. Aktienkurs

Um die Kosten für die Eigenkapitalbeschaffung möglichst gering zu halten, kommt der Entwicklung des Aktienkurses eine herausragende Bedeutung zu. Die Entwicklung des Gewinns je Aktie sowie unsere Investor Relations-Aktivitäten sollen eine Kursentwicklung sicherstellen, die in einem gleitenden 3-Jahres-Durchschnitt über der Performance des ungewichteten Welt-Rückversicherungs-Index liegt.

4. Investitionen

Als Rückversicherer, der seine Wurzeln im obligatorischen Geschäft der sehr wettbewerbsintensiven, zyklischen und volatilen Schaden-Rückversicherung hat, genießen Investitionen in die Optimierung des Portefeuille-Mix erste Priorität. Innerhalb der einzelnen strategischen Geschäftsfelder bestimmen wir geografische, sparten- oder produktmäßige Prioritätsbereiche, die im Falle von Investitionskonflikten Vorrang genießen.

5. Wachstum

Wachstum bedeutet für uns primär Zunahme des Gewinns und nicht Ausweitung des (Brutto- oder Netto-) Prämienvolumens. Zukäufe ziehen wir in Betracht, soweit sie uns der Erfüllung unserer strategischen Prioritäten näher bringen und unseren Gewinnzielen und Renditeanforderungen entsprechen. Kapitalbeteiligungen an Erstversicherern aus Marketinggesichtspunkten sehen wir dagegen nicht als sinnvolles Akquisitionsinstrument an.

6. Kapitalanlagen

Generelles Ziel unserer Kapitalanlagestrategie ist es, einen optimalen Deckungsbeitrag zum betriebswirtschaftlichen Ergebnis zu erwirtschaften. Auf Grund des bereits hohen Risikogrades in unserem Hauptgeschäft Rückversicherung hat jedoch Risikobegrenzung Vorrang vor Renditemaximierung.

Als Basis unserer Kapitalanlagestruktur gilt der Grundsatz, dass das Eigenkapital im Sinne von US GAAP langfristig (insbesondere in Aktien), die versicherungstechnischen Rückstellungen dagegen kurz- und mittelfristig angelegt werden. Eine darüber hinausgehende Optimierung der Kapitalanlagestruktur soll über ein wissenschaftlich fundiertes Asset Liability Management erreicht werden.

7. Organisation und Infrastruktur

Wir streben eine an den Geschäftsprozessen orientierte, effiziente Organisation mit minimaler Bürokratie an.

Das Informationsmanagement entwickelt sich zunehmend zu einem essenziellen Wettbewerbsfaktor. Unsere Informations- und Kommunikationssysteme gewährleisten eine optimale Unterstützung unserer Geschäftsprozesse und orientieren sich unter Kosten-/Nutzenerwägungen an den neuesten technologischen Entwicklungen. Hierfür erforderliche Investitionen werden bevorzugt getätigt.

Das Rechnungswesen ist so organisiert, dass es den Anforderungen der internationalen Kapitalmärkte und den internen Steuerungs- und Kontrollerfordernissen gerecht wird.

8. Personalpolitik

Für ein weltweit tätiges Finanzdienstleistungsunternehmen mit professioneller Klientel sind Qualifikation und Motivation der Mitarbeiter der Kapitalausstattung gleichwertige Erfolgsfaktoren. Wir bieten deshalb Arbeitsplätze, die für leistungsorientierte und sich mit den Unternehmenszielen identifizierende Mitarbeiter attraktiv sind. Die Qualifikation und Motivation unserer Mitarbeiter permanent auszubauen, ist Ziel unserer Personalentwicklungs- und Führungsarbeit. Durch größtmögliche Delegation von Aufgaben, Befugnissen und Verantwortung sowie durch Vereinbarung anspruchsvoller Ziele fördern wir unternehmerisches Denken auf allen Ebenen. Bei den Mitgliedern des Internationalen Führungskreises drückt sich dieses Prinzip außerdem in erfolgsorientierten Vergütungskomponenten sowie in attraktiven Aktienoptionen aus.

9. Qualität

Qualität nimmt einen besonderen Rang in unserem Denken und Handeln ein. Durch gezielte Maßnahmen und einen permanenten Prozess der Qualitätsverbesserung streben wir an, der Qualitätsführer der internationalen Rückversicherung zu werden („Mit uns arbeiten die Kunden am liebsten!"), um uns dadurch Wettbewerbsvorteile zu erarbeiten.

10. Risikomanagement

Unser Risikomanagement verfolgt regelmäßig alle globalen, strategischen und operativen Risiken des Hannover Rück-Konzerns. Neben den Kontroll- und Frühwarnsystemen für die traditionellen versicherungstechnischen Risiken werden auch Systeme zur Erkennung und Bewältigung aller übrigen für den Fortbestand des Konzerns relevanten Risiken entwickelt und gepflegt.

Quantitative Ziele

Auf Grund außerordentlicher Steuereffekte im Zusammenhang mit der Änderung der Körperschaftsteuersätze in den Jahren 1999 und 2000 basieren die Zielwerte für die Jahre 2001 und 2002 auf den Ergebnissen des letzten „normalen" Jahres: 1998.

Um die Erfüllung unseres unternehmensweiten Eigenkapitalrenditeziels sicherzustellen, haben wir es auf speziell definierte Einheiten innerhalb unseres Gesamtgeschäftsvolumens heruntergebrochen. Dazu haben wir es in über 40 – aus Risikosicht möglichst homogene – Risikoeinheiten unterteilt.

Die Höhe des Risikos – vorrangig bestimmt durch die Volatilität des versicherungstechnischen Ergebnisses – ist dabei die Messgröße für den Eigenkapitalbedarf der jeweiligen Risikoeinheit. Dabei gilt: je volatiler der Ergebnisverlauf, desto höher der Eigenkapitalbedarf. Dementsprechend lässt sich der Eigenkapitalbedarf für jedes einzelne Risikosegment bestimmen.

Aus der Kombination dieser Kenntnisse mit unserem Eigenkapitalrenditeziel lässt sich eine Mindestumsatzrendite berechnen, die jeder abgeschlossene Vertrag erwirtschaften muss, um eine ausreichende Eigenkapitalrendite zu generieren. Damit sind unsere Underwriter in der Lage, jedes einzelne angebotene Geschäft auch auf seinen Beitrag zur Erfüllung unseres Eigenkapital-Renditeziels zu prüfen. Die Erreichung dieser Vorgabe ist wichtiger Bestandteil der Zielvereinbarungen mit unseren Führungskräften und damit auch unseres Entlohnungssystems. So stellen wir auf operativer Ebene sicher, dass unser Eigenkapitalrenditeziel für das Gesamtunternehmen erfüllt wird.

Europa

Hannover Rückversicherungs-AG
Hannover, Deutschland

E+S Rückversicherungs-AG
Hannover, Deutschland
(50,1 %)

Amerika

Hannover Rückversicherungs-AG
Canadian Branch - Chief Agency
Toronto, Kanada

Hannover Rückversicherungs-AG
Canadian Branch - Facultative Office
Toronto, Kanada

Clarendon Insurance
Group, Inc.
New York, USA
(90,0 %)

Insurance Corporation
of Hannover
Los Angeles, USA
(100,0 %)

Insurance Corporation
of Hannover
Itasca
Itasca/Chicago, USA

Hannover Life Reassurance
Company of America
Orlando, USA
(100,0 %)

Hannover Re (Bermuda) Ltd.
Hamilton, Bermuda
(100,0 %)

Hannover Services
(México) S.A. de C.V.
Mexiko-Stadt, Mexiko
(100,0 %)



Afrika

Hannover Life
Reassurance Africa Limited
Johannesburg, Südafrika
(96,9 %)

Hannover Reinsurance
Africa Limited
Johannesburg, Südafrika
(96,9 %)

Hannover Re Mauritius Ltd.
Port Louis, Mauritius
(96,9 %)

Prozent-Angaben = Anteil am Kapital
Die Adressen unserer Standorte
finden Sie auf den Seiten 120 bis 122

E+S Reinsurance (Ireland) Ltd.
Dublin, Irland
(50,1 %)

Hannover Life Reassurance (Ireland) Limited
Dublin, Irland
(100,0 %)

Hannover Reinsurance (Ireland) Ltd.
Dublin, Irland
(100,0 %)

Hannover Re Advanced Solutions Limited
Dublin, Irland
(50,03 %)

International Insurance Company of Hannover Ltd.
Virginia Water/London, Großbritannien
(100,0 %)

Hannover Services (UK) Ltd.
Virginia Water/London, Großbritannien
(100,0 %)

Hannover Life Reassurance (UK) Limited
Virginia Water/London, Großbritannien
(100,0 %)

Hannover Rückversicherungs-AG
Stockholm Branch
Stockholm, Schweden

International Insurance Company of Hannover Ltd.
Scandinavian Branch
Stockholm, Schweden

Hannover Re
Gestion de Réassurance France S.A.
Paris, Frankreich
(100,0 %)

Hannover Re Services Italy Srl
Mailand, Italien
(99,5 %)

HR Hannover Re, Correduría de Reaseguros, S.A.
Madrid, Spanien
(100,0 %)



Asien

Hannover Rückversicherungs-AG
Seoul Representative Office
Seoul, Korea

Hannover Re Services Japan KK
Tokio, Japan
(100,0 %)

Hannover Rückversicherungs-AG
Shanghai Representative Office
Shanghai, China

Hannover Rückversicherungs-AG
Taipei Representative Office
Taipeh, Taiwan

Hannover Rückversicherungs-AG
Hong Kong Branch
Hong Kong, China

Hannover Rückversicherungs-AG
Malaysian Branch
Kuala Lumpur, Malaysia

Australien

Hannover Rückversicherungs-AG
Australian Branch-Chief Agency
Sydney, Australien

Hannover Life Re of Australasia Ltd
Sydney, Australien
(75,0 %)

Wirtschaftliches Umfeld

2001 war wirtschaftlich ein schwieriges Jahr. Der Abschwung der Konjunktur, der bereits Mitte des Jahres 2000 begonnen hatte, verstärkte sich in der ersten Hälfte des Jahres 2001. Trotz einer stimulierenden Geldpolitik der Notenbanken verschlechterten sich die Absatz- und Ertragserwartungen der Unternehmen. Verstärkt wurde der Abschwung durch den Einbruch im Technologiesektor; hier belasteten beträchtliche Überkapazitäten die Unternehmensergebnisse.

Terrorakte treffen Weltkonjunktur empfindlich

Die Terroranschläge in den USA am 11. September 2001 trafen die Weltwirtschaft daher in einer Phase konjunktureller Schwäche ganz empfindlich. Neben kurzfristigen Beeinträchtigungen hatten die Terroranschläge aber auch anhaltende Auswirkungen auf das Verhalten der Konsumenten und Unternehmen. Die Unsicherheit über die weitere politische und wirtschaftliche Entwicklung hielt die Konsumenten von geplanten Käufen ab und führte die Unternehmen dazu, zurückhaltender zu disponieren und Investitionen zurückzustellen.

Im Euroraum hatte sich die Konjunktur im ersten Quartal beträchtlich verlangsamt; dennoch waren erste Hinweise auf eine Belebung erkennbar, zumal sich der Preisauftrieb abschwächte. Im zweiten Quartal des Jahres 2001 stagnierte die gesamtwirtschaftliche Produktion. Zwar zeigte sich die Binnennachfrage relativ stabil, sie konnte jedoch den Einbruch bei den Exporten, vor allem in die USA, nicht kompensieren. Nach dem 11. September trübte sich das konjunkturelle Klima noch einmal. Zum Jahresende mehrten sich dann aber die Zeichen, dass der Wirtschaftsabschwung zum Stillstand gekommen ist.

In Deutschland hatte die gesamtwirtschaftliche Produktion im Jahre 2001 deutlich an Schwung verloren. Auslöser des Abschwungs, der bereits Mitte des Vorjahres eingesetzt hatte, war u. a. die Ölpreisentwicklung. Hoffnungen auf eine Erholung im Spätsommer wurden schließlich durch die Terroranschläge vom 11. September zunichte gemacht. Im Laufe des Jahres mussten die Vorhersagen hinsichtlich der konjunkturellen Entwicklung kräftig nach unten korrigiert werden: Erwartete man im Frühjahr 2001 noch einen Anstieg des Bruttoinlandsproduktes um 2,1 %, so ging man am Ende des Jahres lediglich noch von 0,7 % aus.

Größter Schaden in der Geschichte der Assekuranz

Die internationalen Rückversicherer waren wie in keinem anderen Jahr von einem einzelnen Ereignis betroffen: Die Auswirkungen der Terrorangriffe vom 11. September in den USA sind mit mindestens 50 Mrd. USD als größter Versicherungsschaden in die Geschichte der Assekuranz eingegangen. Als größter Schaden galt bis dahin der Hurrikan Andrew aus dem Jahre 1992, dessen versicherter Schaden „lediglich" halb so hoch war wie das Ereignis vom 11. September. Dies verdeutlicht das Ausmaß der Belastung, das die Versicherungswirtschaft im Geschäftsjahr 2001 getroffen hat. Es hat sich aber auch gezeigt, wie leistungsfähig die Erst- und Rückversicherungswirtschaft ist, einen solchen Jahrhundertschaden zu schultern – und weiterhin, welche herausragende Bedeutung der Rückversicherung als Sicherheitsinstrument für die Volkswirtschaften zukommt und wie wichtig sie als Risikominimierung für die Erstversicherer ist.

Naturgemäß führt ein solch extremer Schaden zum einen zu einer Marktbereinigung, d. h. es werden schwächere Erst- und Rückversicherer, die ihren Zahlungsverpflichtungen nicht nachkommen können bzw. über eine nicht ausreichende Eigenkapitalausstattung verfügen, den Markt verlassen. Zum anderen ergaben sich durch die einhergehenden Raten- und Konditionsverbesserungen, die in Teilbereichen zu Verdoppelungen bis Vervielfachungen der Prämien führten, bereits im vierten Quartal enorme Wachstums- und Gewinnchancen für die Rückversicherer.

Aber auch unabhängig von den außerordentlichen Belastungen aus den Terrorangriffen in den USA war 2001 ein schadenintensives Jahr. Die Anzahl der weltweiten Naturkatastrophen im Geschäftsjahr war mit 700 erfassten Schadenereignissen zwar geringer als im Vorjahr (850). Allerdings lagen die versicherten Schäden mit ca. 11,5 Mrd. USD deutlich höher als im Vorjahr (7,5 Mrd. USD). Als besondere Schäden seien hier das Erdbeben in El Salvador, der tropische Sturm

„Allison" im Süden der USA und der Taifun „Nari" in Taiwan genannt. Neben diesen Naturkatastrophen führten Großschäden wie zum Beispiel das Feuer und der sich anschließende Totalverlust der Ölplattform „Petrobras" vor Brasilien, die in Sri Lanka durch Terroristenangriffe zerstörten Flugzeuge der Sri Lankian Airline sowie die Explosion in einer Düngemittelfabrik in Toulouse und die damit verbundene Zerstörung eines ganzen Stadtviertels zu weiteren exorbitanten Belastungen der Versicherungswirtschaft.

Geschäftsverlauf

Nachdem im Jahr 2000 der Nachsteuergewinn mit 364,9 Mio. EUR auf ein Rekordhoch gestiegen war, ist im Berichtsjahr mit einem Nachsteuerergebnis von 11,1 Mio. EUR eines der schlechtesten Ergebnisse in der Unternehmensgeschichte angefallen. Diese sehr unbefriedigende Entwicklung resultierte im Wesentlichen aus den außerordentlich hohen, bisher einmaligen Schäden aus den Terroranschlägen auf die USA. Dieses einschneidendste Ereignis in der Geschichte der Versicherungswirtschaft belastete uns mit einem Nettoschadenaufwand von rund 400 Mio. EUR.

Die größten Schäden in der Geschichte der Versicherungswirtschaft

in Mio. USD


90.000
80.000
70.000
60.000
50.000
40.000
30.000
20.000
10.000
0

	Erdbeben San Francisco 1906	Winterstürme Europa 1990	Hurrikan Andrew 1992	Erdbeben Los Angeles 1994	Hochwasser Ost- und Zentral-Europa 1997	Hurrikan Georges 1998	Unwetter Region Tokai/Japan 2000	World Trade Center (WTC) 2001
Versicherte Schäden	180	10.200	17.000	15.300	795	3.400	990	30.000-77.000
Wirtschaftliche Schäden	524	14.800	30.000	44.000	5.900	10.000	7.440	90.000

Quelle: Münchener Rück, Swiss Re, Versicherungswirtschaft

Bedingt durch diese Schäden wurde unser erwarteter Nachsteuergewinn von 230 Mio. EUR vollkommen aufgezehrt. Ohne diese katastrophalen Ereignisse hätten wir unsere Planungen voll erfüllen können und – die steuerlichen Sondereffekte der Jahre 1999 und 2000 unberücksichtigt – wiederum ein äußerst erfreuliches Ergebnis erzielt und damit unsere langfristigen Gewinnziele erfüllt.

Das Ergebnis je Aktie wäre somit ohne die Schäden des 11. September mit rund 7,44[1] EUR wiederum sehr erfreulich ausgefallen. Tatsächlich ergibt sich ein Ergebnis je Aktie von lediglich 0,34 EUR.

Erstmals 10-Mrd.-EUR-Prämienvolumen überschritten

Wir konnten das Bruttoprämienvolumen in allen Geschäftsfeldern steigern; es überschritt erstmals die 10-Milliarden-Euro-Grenze. Insgesamt steigerten wir unser Prämienvolumen um 3,2 Mrd. EUR oder 38,3 % auf 11,5 Mrd. EUR. Davon waren etwa 1,3 % Prozentpunkte währungskursbedingt.

Diversifizierung rettet Ergebnis

Nachdem Ende 2000 sehr deutlich wurde, dass die weiche Marktphase in der Schaden-Rückversicherung beendet war, bauten wir unser Volumen in diesem Geschäftsfeld um 45,9 % aus. Absolut gesehen bedeutet dies ein Wachstum von 1,6 Mrd. EUR. In absoluten Beträgen konnte keines der weiteren Geschäftsfelder das Prämienvolumen derartig kräftig ausbauen. Relativ gesehen wuchs die Finanz-Rückversicherung – wie bereits im Vorjahr – mit einer Steigerung um 100,0 % am stärksten.

Die Personen-Rückversicherung entwickelte sich im Berichtsjahr erfreulich. Unser Wachstum erfüllte dennoch mit 13,4 % unsere Erwartungen. Da allerdings gewisse Prämienanteile, die nach deutschen Rechnungslegungsvorschriften als solche auszuweisen wären, nach US GAAP mangels Risikotransfer nicht berücksichtigt werden (SFAS 97), fallen die Prämieneinnahmen nach US GAAP um 289 Mio. EUR (Vj. 404 Mio. EUR) niedriger aus.

Erfreulich ist auch die Entwicklung des Programmgeschäfts mit einer Steigerung von 483,0 Mio. EUR (24,5 %). 85,4 Mio. EUR resultierten dabei aus dem europäischen Programmgeschäft. Wir haben unseren Selbstbehalt kräftig erhöht und gehen angesichts der Profitabilität des gezeichneten Geschäfts auch in der Zukunft von einer kontinuierlichen Steigerung unseres Selbstbehalts in diesem Geschäftsfeld aus. Insgesamt stieg er von 14,5 % auf 27,4 %. Die verdiente Nettoprämie stieg um 66,1 % auf 486,1 Mio. EUR (292,7 Mio. EUR).

Erstmalig bewies unsere seit Jahren verfolgte Diversifizierungsstrategie, dass wir starke Belastungen in einem Geschäftsfeld mit Gewinnen in anderen kompensieren können: Das stark negative Ergebnis der normalen Geschäftstätigkeit in der Schaden-Rückversicherung konnte durch unsere sonstigen Geschäftsfelder komplett ausgeglichen werden.

Eigenkapitalrendite


in %
40
30
20
10
0

	1995	1996	1997	1998	1999*	2000*	2001*
Vorsteuergewinn**	19,3 %	37,6 %	24,8 %	33,8 %	23,9 %	16,8 %	1,8 %
Jahresüberschuss	11,3 %	18,0 %	15,9 %	14,0 %	17,1 %	26,0 %	0,7 %

* Eigenkapitalrendite gemäß US GAAP
** nach Minderheitsanteilen

[1] Prämieneffekte, die mit den Ereignissen des 11. September in einem kausalen Zusammenhang stehen, wurden nicht berücksichtigt

Die Kapitalanlagebestände stiegen auf 12,1 Mrd. EUR (Vj. 10,2 Mrd. EUR). Infolge der schlechten Situation auf den internationalen Kapitalmärkten konnten wir die sehr hohen Gewinne aus dem Abgang von Kapitalanlagen der Jahre 1999 und 2000 nicht wiederholen: Sie sanken von 251 Mio. EUR auf 190 Mio. EUR. Zusammen mit den stark gestiegenen ordentlichen Erträgen aus Kapitalanlagen konnten wir allerdings auch im Berichtsjahr das Kapitalanlageergebnis um 8,9 % auf 945,7 Mio. EUR steigern. Ebenfalls bedingt durch die unbefriedigende Situation auf den Kapitalmärkten konnten wir unsere Bewertungsreserven aus Kapitalanlagen nicht weiter ausbauen; sie sanken im Berichtsjahr von 71,4 Mio. EUR auf 31,2 Mio. EUR nach Steuern.

Im übrigen Ergebnis der Gewinn- und Verlustrechnung sind Positionen wie das Ergebnis aus Währungsumrechnungen und die Aufwendungen für das Unternehmen als Ganzes zusammengefasst. Die Abschreibungen auf den Firmenwert von 13,4 Mio. EUR betrafen im Wesentlichen die Clarendon Insurance Group und die E+S Rück. Planmäßige Abschreibungen auf den Firmenwert wird es in der Zukunft nach US-amerikanischen Rechnungslegungsstandards nicht mehr geben. Sollte die Werthaltigkeit des Firmenwerts allerdings nachhaltig sinken, ist zukünftig eine Sonderabschreibung vorzunehmen. Wir gehen davon aus, dass in den folgenden Jahren – eine normale Geschäftsentwicklung unterstellt – keine Sonderabschreibungen durchzuführen sind.

Insgesamt sank das Vorsteuerergebnis somit von 304 Mio. EUR auf 53 Mio. EUR; die Anteile anderer Aktionäre am Ergebnis reduzierten sich deutlich.

Gestiegene Kapitalanlagebestände ließen Kapitalanlageergebnis im Berichtsjahr wachsen

Anders als im Vorjahr wurde unser Ergebnis nicht durch eine Neuberechnung der latenten Steuern entlastet. Der Steueraufwand beträgt im Berichtsjahr 17,5 Mio. EUR (129 Mio. EUR Steuerertrag). Insgesamt führte dies zu einem Konzernjahresüberschuss von 11,1 Mio. EUR. Dies stellt eine Verminderung gegenüber dem Vorjahr um 97,0 % dar.

Keine Ergebnisbeeinflussung durch außerordentlichen Steuereffekt im Berichtsjahr

Unser Eigenkapital konnte auf Grund des unbefriedigenden Ergebnisses und bedingt durch die geringeren Bewertungsreserven unserer Kapitalanlagebestände nicht wie in den Vorjahren aus eigener Kraft wachsen. Dem wirkte allerdings die im Dezember 2001 durchgeführte Kapitalerhöhung von 194 Mio. EUR entgegen. Per Saldo stieg das Eigenkapital lediglich um 98,7 Mio. EUR auf 1,7 Mrd. EUR.

Aus den Kapitalflüssen des operativen Geschäfts, der Investitionen und Finanzierungen ergibt sich ein Zufluss an Liquidität von 348,4 Mio. EUR.

Unsere Geschäftssegmente

Im Folgenden kommentieren wir den Geschäftsverlauf unserer vier strategischen Geschäftsfelder. Neben den erläuternden Kommentaren findet sich in der Segmentberichterstattung eine Darstellung der Ergebniskomponenten pro Geschäftsfeld und eine Zuordnung der wesentlichen Aktiv- und Passivpositionen auf unsere Segmente.

Bruttoprämie pro Segment


Schaden-Rückversicherung 43 %
Finanz-Rückversicherung 15 %
Personen-Rückversicherung 21 %
Programmgeschäft 21 %

Bruttoprämie nach Ländern


Lateinamerika 1 %
Asien 2 %
Australien 3 %
Afrika 3 %
Nordamerika 54 %
Deutschland 21 %
restliches Europa 16 %



Kofi Annan, UNO-Generalsekretär

„Ich denke, es war eine der tragischen Ironien, dass der 11. September, an dem die Anschläge stattfanden, der Internationale Tag des Friedens war. An diesem Tag läuten wir normalerweise eine Friedensglocke, und natürlich mussten wir das am 11. September verschieben. Wir taten es später. Dieses Jahr ist auch das Internationale Jahr des Dialoges zwischen den Kulturen, dazu gedacht, die Mitgliedstaaten, Religionen und verschiedenen Gesellschaften einander näher zu bringen in einem Dialog über Kultur, über das, was sie gemeinsam haben und nicht über das, was sie trennt."

Schaden-Rückversicherung

Die Talsohle in den wesentlichen Versicherungsmärkten war zu Beginn des Berichtsjahres bereits durchschritten, und die Konditionen entwickelten sich in einigen Märkten wieder positiv.

Qualität unserer Retrozessionsforderungen


Gesellschaften ohne Rating 1 %
Besichert bzw. schon kollektiert 51 %
Rating BBB oder niedriger 5 %
Rating A und höher 43 %

Obwohl wir in der zyklischen Schaden-Rückversicherung keine strategischen Wachstumsziele verfolgen, sondern unsere Ausrichtung rein gewinnorientiert ist, konnten wir unser Prämienvolumen um 45,9 % (30 %) ausweiten. Von dieser Steigerung entfielen -0,5 % auf Währungskursveränderungen. *Insgesamt stieg der Anteil der Schaden-Rückversicherung an unserem Gesamtgeschäftsvolumen um 2 % auf 43 % an.*

Die Belastung durch Großschäden war in der ersten Jahreshälfte noch moderat. Wesentliche Ereignisse waren der Untergang einer Ölplattform vor Brasilien sowie der tropische Sturm „Allison", der im Südwesten der USA zu starken Überschwemmungen führte. Trotz dieser Schäden schloss das erste Halbjahr mit einer vergleichsweise niedrigen kombinierten Schaden-/Kostenquote von 105 %.

Erstes Halbjahr 2001 entwickelte sich erfreulich

Diese bis dahin erfreuliche Entwicklung des Segmentes fand durch die Ereignisse des 11. September ein jähes Ende. Nach Abzug der Retrozessionsanteile verblieben 400 Mio. EUR in unserem Selbstbehalt. Diese Belastung entspricht einer Erhöhung der Schadenquote um 13 %-Punkte. Der entstandene Nettoschaden entsprach in etwa unserem geplanten Konzern-Vorsteuerergebnis, das damit nahezu gänzlich aufgezehrt wurde.

Ein nennenswertes Kreditrisiko aus der Retrozession von mehr als zwei Dritteln dieses Schadens befürchten wir nicht, da ein großer Teil der Forderungen besichert ist (z. B. jene aus der Risikoverbriefung) bzw. schon realisiert wurde. Das Gros der weiteren Forderungen besteht gegenüber *Gesellschaften, die mit einem Standard & Poor's-Rating von A und höher bewertet sind.*

Wir haben im Berichtsjahr sämtliche uns mitgeteilten Schäden aus den Terroranschlägen berücksichtigt sowie in angemessenem Maße *für mögliche Nachmeldungen Vorsorge getroffen.* Für die Folgejahre rechnen wir somit nicht mit weiteren Belastungen aus diesem Ereignis.

Auf Grund der exorbitanten Schäden aus den Terroranschlägen am 11. September erbrachte die Schaden-Rückversicherung im Jahresverlauf einen stark negativen Ergebnisbeitrag. Dieser führte zu einem Ertrag aus Steuern; somit schließt dieses Geschäftsfeld insgesamt mit einem Ergebnis nach Steuern von -75,5 Mio. EUR ab.

Kennzahlen zur Schaden-Rückversicherung

in Mio. EUR	2001	2000	1999
Gebuchte Bruttoprämien	4 938	3 385	2 614
Verdiente Nettoprämien	2 989	2 524	2 069
Versicherungstechnisches Ergebnis	-481	-206	-228
Kapitalanlageergebnis	361	472	526
Operatives Ergebnis vor allgemeinen Aufwendungen	-120	266	297
Schadenquote	94 %	81 %	88 %
Kombinierte Schaden-/Kostenquote	117 %	108 %	111 %
Operative Ergebnisquote	-4 %	11 %	14 %

Ohne die Ereignisse des 11. September und trotz eines gravierenden Großschadenanfalls (vor allem in der zweiten Jahreshälfte) hätten wir im Berichtsjahr wiederum unsere Planziele erreicht.

Im Folgenden erläutern wir die Entwicklung der HUK- und Sachsparten in den geografisch gegliederten Märkten sowie die Spezialsparten, die bei uns in weltweit zuständigen Zentralbereichen bearbeitet werden.

Ohne Terroranschläge hätten wir unsere Ziele wiederum erfüllt

Deutschland

Bereits in der zweiten Hälfte des Jahres 2000 begannen deutsche Erstversicherungsunternehmen, ihre Bestände im Industriegeschäft als Folge der langanhaltenden schlechten Ergebnissituation zu sanieren. Dies setzte sich im Berichtsjahr fort. Trotz erster Sanierungserfolge waren die Prämien und Bedingungen nach wie vor in vielen Bereichen des gewerblichen und industriellen Geschäfts nicht auskömmlich.

In der industriellen Sachversicherung haben wir uns in der ersten Jahreshälfte 2001 – wie bereits in den Vorjahren – nicht sehr stark engagiert. Erst nach den Terroranschlägen des 11. September haben wir die weitreichenden Konditionsverbesserungen genutzt und dem Markt zusätzliche Kapazität zur Verfügung gestellt. Erstmals seit 1994 bauten wir damit unsere gebuchten Prämien in dieser Sparte wieder aus. Negativ beeinflusst wurde das industrielle Sachgeschäft allerdings nochmals durch eine deutliche Erhöhung des Großschadenaufkommens im Berichtsjahr.

Des Weiteren waren nach wie vor die Nachwirkungen der Stürme „Lothar" und „Anatol" aus dem Dezember 1999 zu spüren. Nachdem wir die Raten für das Jahr 2000 noch nicht adäquat anpassen konnten, waren im Berichtsjahr nun starke Ratenerhöhungen für Katastrophendeckungen durchsetzbar. Trotzdem erreichten die Raten immer noch kein bedarfsgerechtes Niveau.

Erstmals seit acht Jahren wieder Ausbau der Prämien in industrieller Sachversicherung

Unseren Zeichnungsschwerpunkt im deutschen Markt bildete, wie in der Vergangenheit auch, unser proportionales und nichtproportionales Kraftfahrtgeschäft. Das Berichtsjahr verlief dank der Prämiensteigerung und einer massiven Reduzierung der Schadenhäufigkeit äußerst zufrieden stellend.

In der Haftpflichtsparte belasteten Großschäden, wie der publizistisch stark beachtete Serienschaden eines großen Pharmaunternehmens und andere Produkthaftpflichtschäden, unser Haftpflichtportefeuille erheblich. Die Schadenquote war daher deutlich höher als in den Vorjahren.

Großbritannien/Irland

Insgesamt entwickelten sich der britische und irische Markt positiv. Bedingt durch den Wegfall von Erstversicherungsunternehmen durch Konkurs erholte sich der Haftpflichtmarkt deutlich. Unsere Sanierungsmaßnahmen in dieser Sparte zeigen Früchte; wir sind mit der Entwicklung unseres eigenen Portefeuilles sehr zufrieden. In den Sachsparten decken wir im Wesentlichen Katastrophengefahren. Durch das Ausbleiben von Großschadenereignissen entwickelte sich unser Ergebnis erfreulich.

Insbesondere das Kraftfahrtgeschäft verbesserte sich deutlich. Eingeleitet durch einen Unfall in North Yorkshire, bei dem ein Pkw von einer Brücke auf Gleisanlagen fiel und mit einem Personenzug kollidierte, wurden die Raten für Versicherungsschutz überdacht. Wir beteiligten uns sehr stark an nichtproportionalen Deckungen für Großschäden; die Raten für diese Deckungen stiegen in Folge dieses Unfalls sehr viel stärker als die Originalraten der Erstversicherungsunternehmen. Die Gewinnchancen unseres Geschäftes konnten deutlich gesteigert werden.

Schadenereignis in North Yorkshire beeinflusste den britischen Markt

Hannover Rück im Londoner Markt erstklassig positioniert

Im Londoner Markt zeichnen wir vor allem Sachgeschäft und wesentliche Teile unseres weltweiten Luftfahrt- und Transportgeschäfts. Hierüber berichten wir gesondert ab Seite 39. Wir zeichnen nach wie vor nur in geringem Umfang Haftpflichtgeschäft über den Londoner Markt, da wir das Ratenniveau für Haftpflichtdeckungen noch nicht für auskömmlich halten.

Vor dem 11. September konnten wir bereits eine generelle Ratenerhöhung im Sachgeschäft feststellen. Diese Entwicklung wurde unter anderem durch eine Einschränkung der Kapazität am Londoner Markt unterstützt. Nach den Anschlägen auf die Vereinigten Staaten verstärkte sich diese Entwicklung erheblich. Einige Lloyd's-Syndikate zogen sich aus der Rückversicherung zurück oder aber richteten ihre Zeichnungspolitik neu aus. Dieses Verhalten führte – im Zusammenhang mit der enormen Prämiensteigerung bedingt durch die Erfahrungen aus den Anschlägen – für uns zu einer starken Prämienerhöhung bereits im vierten Quartal des Berichtsjahrs. Dennoch ist unser Ergebnis durch die starke Belastung aus den Schäden vom 11. September negativ.

Frankreich

Im Berichtsjahr wieder auskömmliches Ratenniveau im Sachgeschäft

In Frankreich zeichnen wir im Wesentlichen Sachversicherungsgeschäft.

Nach wie vor stand dieser Markt im Berichtsjahr unter dem Eindruck der Winterstürme „Lothar" und „Martin" aus dem Dezember 1999. Die Vertragsverhandlungen zwischen Erst- und Rückversicherern waren zum Zeitpunkt der Winterstürme im Wesentlichen bereits abgeschlossen, so dass diese Schäden die Preisbildung im Jahr 2000 nicht mehr beeinflussen konnten. So bedeuteten die vereinbarten Marktkonditionen für die Rückversicherer den Tiefpunkt der Geschäftsentwicklung mit völlig unzureichenden Bedingungen. Eine deutliche Ratenerhöhung setzte erst im Berichtsjahr ein. Diese führte zu einem Ratenniveau, welches an die prämienstarken Jahre 1993 und 1994 anknüpfen konnte.

Die Explosion einer Düngemittelfabrik in Toulouse prägte allerdings die Ergebnissituation des Jahres 2001 negativ. Dieses Schadenereignis führte zu einer Nettoschadenbelastung von nahezu 70 Mio. EUR.

Nord- und Mitteleuropa

Fusionswelle in Skandinavien

Die Fusionswelle bei den skandinavischen Erstversicherungsunternehmen führte zu einer sehr starken Konzentration der Versicherungsgesellschaften. In fast allen Ländern Nordeuropas halten mittlerweile wenige große Erstversicherer bis zu 90 % des Schadenversicherungsvolumens. Diese Welle blieb im Rückversicherungsmarkt nahezu ohne Auswirkung. Erst die Terroranschläge am 11. September bewirkten, dass die Erstversicherungsunternehmen insbesondere Partner mit hervorragender Bonität suchten.

Wir nutzten das Marktumfeld zu einer deutlichen Umstrukturierung unseres Portefeuilles hin zu nichtproportionalen Deckungen. Die Katastrophenrückversicherung konnte nach dem Sturm „Anatol" nicht nur in Dänemark stark ausgeweitet werden, sondern es konnten auch maßgebliche Ratenerhöhungen in den übrigen skandinavischen Ländern durchgesetzt werden.

In den Benelux-Ländern sanken die Kapazitäten im Bereich der Katastrophendeckungen. Somit gelang es uns in diesem Markt, unser Geschäftsvolumen auszubauen.

Es gelang uns zudem, zusätzliche Akzepte in allen nordischen Ländern zu gewinnen. Insgesamt haben wir somit in diesem Bereich unser Prämienvolumen ausbauen und das Ergebnis bedingt durch das Ausbleiben wesentlicher Großschäden stark verbessern können.

Italien

Im März 2000 sorgte die italienische Regierung für Aufsehen, als sie die Marktteilnehmer der Preisabsprache im Kraftfahrzeug-Erstversicherungsgeschäft bezichtigte. Sie untersagte Tarifanpassungen im Bereich der Bonusklassen und griff damit in die freie Preisgestaltung ein. Dies führte nochmals zu einer Verschlechterung der Marktbedingungen und entsprechend zu einem weiter sinkenden Ergebnis in dieser Sparte. Zwar unterstützen wir die Erstversicherungsunternehmen im Wesentlichen über nichtproportionale Verträge, dennoch führte diese Politik auch bei uns zu nicht auskömmlichen Raten. Das zwölfmonatige Moratorium endete erst im Berichtsjahr. Nach dessen Ablauf erhöhten die Erstversicherungsunternehmen marktweit ihre Prämien im Mittel um rund 15 %.

Auch im Industriegeschäft haben sich die Originalraten erstmals nach vielen Jahren nach oben bewegt. Bedingt durch die verheerenden Überschwemmungen im Oktober 2000 – vor allem in Norditalien – sind gerade die Katastrophendeckungen angepasst worden. Diese Entwicklung im Industriegeschäft führte allerdings noch nicht zu auskömmlichen Raten. Erst im Herbst 2001 – nach den Ereignissen des 11. September – wurden die Bedingungen ernsthaft und substanziell adjustiert.

Diese positiven Signale auf dem Erstversicherungsmarkt spiegelten sich auf dem italienischen Rückversicherungsmarkt wider. Verstärkt wurden diese Entwicklungen durch die Verknappung von Rückversicherungskapazitäten auf dem Markt. Diverse Rückversicherer, vor allem US-amerikanische, haben die Zeichnung auf dem italienischen Markt eingestellt. Die entstehenden Deckungslücken konnten wir teilweise nutzen und unseren Marktanteil ausbauen. Zu einigen Zielkunden haben wir im Berichtsjahr Geschäftsverbindungen herstellen können. Zugleich erlaubten es die Bedingungen am Markt, die Qualität unseres Portefeuilles zu verbessern.

Nachwirkungen der Überschwemmungskatastrophe des Jahres 2000 noch spürbar

Osteuropa

Der mittel- und osteuropäische Markt ist zurzeit von Reformen geprägt. Insbesondere die Länder mit Aussicht auf eine EU-Mitgliedschaft versuchen derzeit, die Rahmenbedingungen ihres Marktes auf EU-Standard zu bringen.

Der Rückversicherungsmarkt entwickelte sich im abgelaufenen Jahr recht positiv. Eine Marktverhärtung war erkennbar, die in Teilbereichen zu substanziellen Ratenerhöhungen – insbesondere für Katastrophendeckungen – geführt hat.

Das Prämienvolumen bauten wir im Berichtsjahr kontinuierlich aus. In unserem Portefeuille dominierten die Sparten Feuer und Kraftfahrt. Großschadenereignisse waren nicht zu verzeichnen. Insgesamt verlief das Jahr sehr positiv, so dass wir mit einem versicherungstechnischen Gewinn schlossen.

Ratenerhöhungen vor allem bei Katastrophendeckungen erzielt

Nordamerika

Bereits vor dem 11. September hatte sich die konjunkturelle Entwicklung in den USA verschlechtert. Die Terroranschläge am 11. September und deren gravierende wirtschaftliche Folgen beschleunigten dies.

Schon zum Ende des Jahres 2000 konnten erstmals positive Veränderungen der Konditionen vor allem im Erstversicherungssektor und zum Teil auch bei der Rückversicherung festgestellt werden. Allerdings reichten diese Preissteigerungen im ersten Halbjahr nicht aus, um die Ertragssituation nachhaltig zu verbessern. Einige Marktteilnehmer sowohl auf dem Erst- als auch auf dem Rückversicherungsmarkt zogen sich auf Grund der unzureichenden Ertragssituation aus dem Markt zurück bzw. stellten sich neu auf.

Die kombinierte Schaden-/Kostenquote vieler Marktteilnehmer überstieg bereits vor dem 11. September 120 %. Die Schadenquoten stiegen nach den Terroranschlägen massiv, so dass dieser größte Schaden in der Geschichte der Versicherungswirtschaft zu einem schwarzen Jahr für die Rückversicherungswirtschaft führte.

Geografische Verteilung der Schaden-Rückversicherung in % der Bruttoprämie


Australien
2 %
Deutschland
39 %
Lateinamerika
2 %
Afrika
4 %
Asien
5 %
Nordamerika
25 %
restliches Europa
23 %

Neben den Terrorattacken mit einem geschätzten Marktschaden von rund 50 Mrd. USD beeinflusste der Sturm „Allison" unser Ergebnis negativ. Von diesem Sturm war hauptsächlich der Süden der Vereinigten Staaten betroffen. Der gesamte Marktschaden beläuft sich auf mehr als 5 Mrd. EUR.

Positive Entwicklung der Sachversicherungssparten in den USA

Im Berichtsjahr entwickelten sich neben der Sachversicherung besonders Teile der Haftpflichtversicherung positiv. In dieser Sparte wuchsen wir durch Ratenerhöhungen auf dem Erstversicherungsmarkt, die sich auch in den Rückversicherungsverträgen niederschlugen. Besonders hervorzuheben ist die Sparte Berufshaftpflicht. Insgesamt waren wir in der Lage, unser Prämienvolumen in diesem Markt um mehr als 70 % zu steigern.

Bedingt durch die Vertragsgestaltungen im amerikanischen Erst- und Rückversicherungsbereich konnten wir bereits kurz nach dem 11. September viele Verträge umstellen bzw. zeichnen und bereits im Berichtsjahr teilweise maßgebliche Ratenerhöhungen erzielen. Diese Entwicklung nutzten wir besonders in den Sachsparten. Im industriellen Feuergeschäft erhöhten sich beispielsweise die Raten um 50 bis 100 %. Gleichzeitig wurden die Selbstbehalte erhöht.

Die Terrorattacken lösten eine Diskussion über die Deckung von Terrorrisiken aus. Im amerikanischen Markt kam es noch im Berichtsjahr zu einem grundsätzlichen Ausschluss von Terrordeckungen (mit Ausnahme des Privatkundengeschäftes). Eine Poollösung für Terrordeckungen mit Unterstützung des Staates wurde nicht erreicht. Konsequenz war der Aufbau einer privatwirtschaftlichen Deckung ausschließlich für Terrorismusrisiken. Wir beteiligten uns bereits im Berichtsjahr an diesen Verträgen und übernahmen in diesem Segment eine führende Rolle auf dem Rückversicherungsmarkt.

Gründung eines Katastrophen-Rückversicherers in Bermuda

Im Frühjahr 2001 gründeten wir die Hannover Re (Bermuda) Ltd., Hamilton/Bermuda, die im Wesentlichen weltweites Katastrophengeschäft zeichnet. Hannover Re Bermuda konnte sich als neuer Marktteilnehmer unsere starke Position im US-Markt zu Nutze machen. Sie stellt deutliche Kapazitäten im mittleren und oberen Bereich bei Katastrophenprogrammen zur Verfügung. Vor den Anschlägen in den USA zeichnete sich im Naturkatastrophenbereich bereits eine Verhärtung der Rückversicherungskonditionen ab. Die Ereignisse in den USA erhöhten den Druck. Allerdings hat der Zufluss von neuem Kapital in den Rückversicherungsmarkt bereits im 4. Quartal die Preise wieder unter Druck gesetzt. Insgesamt stiegen die Raten im US-Katastrophengeschäft durch diese Entwicklung lediglich um 20 bis 25 % an, was – angesichts des bereits Mitte des Jahres vorherrschenden hohen Ratenniveaus – keine Enttäuschung darstellt und Hannover Re Bermuda ein gutes bis sehr gutes Ergebnispotenzial sichert.

Lateinamerika

Der lateinamerikanische Erstversicherungsmarkt ist gekennzeichnet durch einen sehr regen Wettbewerb. In nahezu allen Märkten halten die fünf größten Versicherungsgesellschaften einen Marktanteil von über 50 %. Das Wachstum dieser Märkte wird durch die wirtschaftliche Rezession deutlich gedämpft.

Im Rückversicherungsmarkt ließen sich leichte Verbesserungen der Konditionen zunächst im ersten Halbjahr 2001 feststellen und dann nochmals nach den Ereignissen des 11. September.

Wir folgen in diesem Markt im Normalfall den führenden Rückversicherern. Im Berichtsjahr reduzierten wir unser proportionales Engagement weiter und versuchten parallel dazu, unser nichtproportionales Prämienvolumen auszubauen. Der Abbau des volumenträchtigeren, aber nicht profitablen proportionalen Geschäfts führte trotz der Ausweitung des nichtproportionalen Portefeuilles zu einer Prämienreduzierung.

Naturkatastrophen beeinflussen Entwicklung negativ

Ein Erdbeben in El Salvador und ein Hurrikan in Belize belasteten unser Ergebnis in dieser Sparte deutlich und führten zu einem im Vergleich zum Vorjahr schlechteren Ergebnis.

Asien

Japan

Der japanische Erstversicherungsmarkt ist immer noch gekennzeichnet durch die im Jahre 1998 begonnene Deregulierung. Die Erstversicherungsunternehmen hatten mit geringem Prämienwachstum und in Teilbereichen mit nicht auskömmlichen Prämien zu kämpfen. Eine Welle von Fusionen war die Folge. Außerdem sahen sich die Erstversicherungsunternehmen mit einer Verknappung der Rückversicherungskapazitäten für Naturgefahren und mit verschärften Rückversicherungsbedingungen konfrontiert.

Wir reduzierten den Umfang unserer proportionalen Rückversicherungen für Naturgefahren im Berichtsjahr deutlich. In Teilsegmenten konnten wir nach wie vor keine auskömmlichen Raten realisieren, so dass wir insbesondere das sturmexponierte Geschäft abbauten.

Somit verringerte sich zwar unser Prämienvolumen; da Katastrophenschäden ausblieben, stellt sich das Ergebnis allerdings sehr positiv dar.

China/Hongkong

Obwohl der Erstversicherungsmarkt durch niedrige Raten geprägt ist, streben diverse neue Erstversicherungsunternehmen auf den Markt, vornehmlich ausländische Gesellschaften.

Der Rückversicherungsmarkt ist als sehr defensiv zu bezeichnen. Unser Ziel ist es, in diesem Marktumfeld nichtproportionale Deckungen zu angemessenen Preisen zu zeichnen. Zusätzlich versuchen wir, sehr selektiv proportionales Geschäft zu zeichnen und unsere Kunden davon zu überzeugen, die Originalraten zu verbessern. Insgesamt konnten wir unser Prämienvolumen leicht steigern und das Berichtsjahr – begünstigt durch das Ausbleiben von Katastrophenschäden – positiv abschließen.

Positives Ergebnis in Japan und China durch Ausbleiben von Großschäden

Taiwan

Der taiwanesische Erstversicherungsmarkt ist von starkem Wettbewerb charakterisiert. Die Originalraten sind in wesentlichen Sparten rückläufig.

Noch im Jahr 2000 hatte sich der Rückversicherungsmarkt sehr positiv entwickelt, da die Kapazitäten damals knapp waren. Im Berichtsjahr spiegelte sich der Rückgang der Originalprämien auch in den Rückversicherungsverträgen wider.

Feuer- und Sturmsparte in Taiwan stark schadenbelastet

Der Marktsituation entsprechend entwickelte sich unser Prämienvolumen verhalten. Unser Ergebnis wurde durch ein Großfeuer sowie drei Taifunschäden beeinflusst. Die Summe der Schäden führte zu einem für uns sehr unbefriedigenden Ergebnis.

ASEAN-Region

Nach wie vor ist diese Region geprägt von den Finanzkrisen der 90er Jahre. Der Wettbewerb unter den Marktteilnehmern ist weiterhin sehr lebhaft, und somit sind die Erstversicherungsprämien auf niedrigem Niveau. Prämien für Naturgefahrenexponierungen wurden noch stärker untertarifiert als die ohnehin bereits unter Druck stehenden Raten für Sachversicherungen. Die Tarife für die Kraftfahrt-Sparte wurden hingegen nach vielen Jahren der Reduktion in *Malaysia* und *Thailand* nach oben korrigiert.

Hohe Marktdurchdringung in Malaysia

Entgegen der Entwicklung auf den Erstversicherungsmärkten konnten auf den Rückversicherungsmärkten deutlich bessere Konditionen durchgesetzt werden, insbesondere gilt dies für nichtproportionale Deckungen. Dieser Trend setzte sich im Laufe des Berichtsjahrs zwar noch fort, dennoch wirkte ein kräftiges Überangebot an Rückversicherungskapazitäten diesem Trend entgegen. Der Ausfall mehrerer Wettbewerber nach den Anschlägen des 11. September trug dazu bei, dass sich das Preisniveau letztlich doch verbesserte.

Über unsere Niederlassung in Malaysia bauten wir einen schnellen und direkten Kontakt zu unseren Kunden und den wesentlichen Maklern in der ASEAN-Region auf. Die höchste Marktdurchdringung erzielten wir in Malaysia. Gemäß unserer Strategie haben wir im Berichtsjahr vermehrt nichtproportionales Geschäft gezeichnet. Dies ist vor allem im malaysischen Markt schwer umzusetzen, da dieser nach wie vor von der proportionalen Rückversicherung dominiert wird.

Den Schwerpunkt unseres Portefeuilles bildet die Sachversicherung. In Malaysia und *Singapur* konnten wir zusätzlich Kraftfahrt-Geschäft zeichnen. Insgesamt haben wir unsere regionale und spartenbezogene Diversifizierung im vergangenen Jahr ausbauen können.

Insgesamt schließen wir das Berichtsjahr mit einem leicht positiven versicherungstechnischen Ergebnis ab.

Australien und Neuseeland

Das Geschäft wurde im abgelaufenen Jahr unter anderem vom Zusammenbruch des zweitgrößten australischen Erstversicherers geprägt. Dies führte zum einen zu einer Verhärtung des Marktes, zum anderen dazu, dass die Kunden heute verstärkt Versicherer mit einer hohen Bonität suchen.

Diese Marktbedingungen ließen die Versicherungsprämien steigen. Zum Ende des Berichtsjahres wurden bestimmte Haftpflichtdeckungen, z. B. der Arzthaftpflicht, von der Regierung übernommen, da die Ärzte derartigen Prämienerhöhungen nicht mehr nachkommen konnten.

Hannover Rück einer der führenden Anbieter

Wir sind in diesem Markt als lokaler Rückversicherer ein etablierter Marktteilnehmer. Betrieben wird das dortige Geschäft über unsere australische Niederlassung in Sydney. Im Katastrophen- und Haftpflicht-Rückversicherungsgeschäft zählen wir zu den führenden Anbietern. Da sich die Konditionen im Markt sichtbar verbesserten, haben wir im vergangenen Jahr vermehrt proportionales Sachgeschäft gezeichnet und uns nochmals stärker bei den Katastrophendeckungen engagiert. Außerdem haben wir unser Haftpflichtgeschäft ausgeweitet.

Da Großschäden – mit Ausnahme der Buschbrände um Sydney, von denen wir nicht nennenswert betroffen waren, – ausgeblieben sind, erzielten wir im Berichtsjahr ein sehr gutes Ergebnis.

Afrika

Der Versicherungssektor in Afrika ist gekennzeichnet durch einen sehr hohen Wettbewerbsdruck und durch die nach wie vor in vielen Regionen politisch instabile Lage. Dem allgemeinen Wettbewerbsdruck folgend haben sich in den letzten Jahren insbesondere in Südafrika verschiedene Erstversicherungsgesellschaften zusammengeschlossen. Der Wettbewerb beschränkt sich somit auf eine immer geringer werdende Anzahl von Marktteilnehmern.

Den Rückversicherungsmarkt beherrschen wenige Rückversicherer. Da sich einige Gesellschaften neu ausrichteten, verbesserten sich für die verbleibenden Gesellschaften die Wachstumschancen.

In diesem Marktumfeld sind wir einer der führenden Rückversicherer. Südafrika ist für uns das wichtigste afrikanische Land. 92 % des Prämienvolumens resultieren aus diesem Markt. Lediglich 8 % des Geschäftsvolumens generieren wir in anderen Ländern südlich der Sahara. Wir konnten in vielen Sparten – entgegen der allgemein verhaltenen Entwicklung auf dem Erstversicherungsmarkt – Prämienerhöhungen durchsetzen und unser Prämienvolumen steigern. Die Prämienentwicklung im nichtproportionalen Geschäft ist bei weitem positiver als die entsprechende Entwicklung im proportionalen Bereich. Die Ergebnissituation verbesserte sich im Vergleich zum Vorjahr deutlich.

Prämienvolumen und Ergebnis in Südafrika, dem wichtigsten Markt, gesteigert

Luftfahrt und Transport weltweit

Durch die Terroranschläge auf das World Trade Center in New York und das Pentagon in Washington am 11. September 2001 wurde die Luftfahrtversicherung von Schäden in bisher nicht gekannter Höhe getroffen. Allein aus diesem Schadenkomplex ergibt sich eine Marktbelastung von rund 4 Mrd. USD (der bis dahin größte Schaden war der Swiss Air-Absturz aus dem Jahr 1998 mit einem im Vergleich dazu nur „geringen" Schaden von 800 Mio. USD). Der Luftfahrtmarkt hat auf diese Schadenbelastung umgehend mit substanziellen Prämiensteigerungen sowie einer Reduzierung der Haftung für Dritthaftpflichtschäden reagiert. Letztere wurden auf 50 Mio. USD reduziert. Darüber hinaus wurden für das Haftpflichtkriegs- und -terrorismusrisiko Zusatzprämien durchgesetzt, die insgesamt zu einer erheblich gestiegenen Prämie im Flottengeschäft der Luftverkehrsgesellschaften führten. Auch bei den Luftfahrt-Produkthaftpflichtversicherungen sowie in der allgemeinen Luftfahrtversicherung konnten beträchtliche Ratenerhöhungen durchgesetzt werden, wenn auch nicht vergleichbar mit den Prämienerhöhungen im Flottengeschäft der Luftfahrt-Verkehrsgesellschaften.

Unsere Zeichnungspolitik war darauf ausgerichtet, die wesentlich verbesserten Bedingungen in der Luftfahrtrückversicherung vollumfänglich zu nutzen, um Gewinnchancen wahrzunehmen. Insgesamt erzielten wir auf Grund dieser Marktbedingungen einen erheblichen Prämienzuwachs von mehr als 100 %.

Im Waren- und Kaskogeschäft der Transportversicherung sind durchaus Erholungstendenzen bezüglich des Ratenniveaus zu erkennen. Dennoch haben die Raten noch kein auskömmliches Niveau erreicht. Anders sieht die Situation im Meerestechnikgeschäft aus, wo auf Grund eines katastrophalen Schadenverlaufs substanzielle Ratenerhöhungen zu beobachten waren. Darüber hinaus verbesserten sich hier die Bedingungen in Bezug auf den Haftungsumfang und die Selbstbehalte erheblich.

Insbesondere im Transport-Schadenexzedenten-Bereich ist es nach den Ereignissen des 11. September zu beachtlichen Ratenerhöhungen gekommen. Diese betrugen für den Londoner Markt 50 bis über 100 % bei reinen Transportprogrammen. Insgesamt verdoppelten wir in diesem Markt unser Volumen. Das Geschäft außerhalb des Londoner Marktes verzeichnete ebenfalls außerordentliche Ratenerhöhungen. Diese liegen in der Größenordnung von 20 bis 50 %. Im Transportbereich hat sich die Rückversicherungskapazität nicht reduziert, vielmehr ist sie durch das Erscheinen neuer Rückversicherer aus Bermuda erhöht worden.

Erheblich gestiegene Luftfahrtprämien nach Terroranschlägen

Unsere Zeichnungspolitik ist gekennzeichnet durch eine starke Fokussierung auf das Schadenexzedentengeschäft, während wir unser proportionales Geschäft nach wie vor reduzieren.


FIRE DEP
CITY
NEW

*Rudy Giuliani,
ehemaliger Bürgermeister
von New York*

„Freiheit von Angst ist ein Grundrecht des Menschen. Wir müssen unser Recht auf ein Leben ohne Angst mit größerer Zuversicht und Entschlossenheit neu behaupten, hier in New York City, in Amerika und der ganzen Welt. Mit klarer, einmütiger Stimme müssen wir sagen, dass wir uns dem Terrorismus nicht beugen werden.

Umgeben von unseren Freunden jeden Glaubens wissen wir, dass dies kein Zusammenstoß von Kulturen, sondern ein Konflikt zwischen Morden und Menschlichkeit ist."

Kredit- und Kautionsrückversicherung weltweit

Die Kredit- und Kautionsrückversicherung stellt für uns ein strategisch wichtiges Nischengeschäftsfeld dar. Wir betreiben diese Sparte ausschließlich von unserem Kompetenzzentrum in Hannover aus.

Ratensteigerungen auf Grund verminderter Kapazität

Insgesamt steht die Kredit- und Kautionsversicherung unter dem Zeichen des starken Konjunktureinbruchs. Hohe Insolvenzzahlen weltweit führten auch zu hohen Schadenbelastungen auf Seiten der Erstversicherungsunternehmen. Dies wiederum führte zu starken Sanierungsmaßnahmen bei den Erstversicherern und zu einer Abnahme des Wettbewerbs im Berichtsjahr. Die Situation auf den Erstversicherungsmärkten spiegelte sich letztlich durch die Dominanz quotaler Abgaben auch in der Rückversicherung wider.

Das konjunkturbedingte Insolvenzniveau führte insbesondere in den USA und in Westeuropa zu starken Ergebnisbelastungen für die Rückversicherungswirtschaft. Auch die Rückversicherer sanierten ihre Bestände, und der Wettbewerbsdruck in diesem Markt reduzierte sich.

Mit zunehmender Verschlechterung des konjunkturellen Umfeldes verschärften wir unsere Zeichnungspolitik im Laufe des Jahres. Dadurch konnten wir das Prämienvolumen in dieser Sparte um rund 35 % erhöhen. Gleichzeitig stagnierte der Ergebnisbeitrag trotz einiger Großschäden und einer verstärkten Schadenfrequenz in Westeuropa. Bezüglich des Enron-Insolvenzkomplexes ist nach wie vor von Seiten der Erstversicherer nicht geklärt, ob hierfür vollumfänglich Versicherungsschutz besteht. Aus Vorsichtsgründen haben wir jedoch unsere mögliche Belastung aus diesem Schadenereignis reserviert.

Im laufenden Jahr haben sich bereits einige Marktteilnehmer auf Grund der Ereignisse vom 11. September aus der Sparte Kredit/Kaution zurückgezogen. Nachdem im Berichtsjahr häufig Überkapazitäten das Preisniveau negativ beeinflussten, führte nun die verminderte Kapazität zu starken Ratensteigerungen.

Personen-Rückversicherung

Hannover Life Re in Europa auf Rang drei und weltweit auf Rang vier

Das allgemeine wirtschaftliche Umfeld ist auf dem überwiegenden Teil der Versicherungsmärkte nach wie vor günstig für Lebens- und Rentenversicherer. Diese können als Nutznießer der gravierenden, langfristig wirkenden demografischen Änderungen in der Bevölkerungs- und Altersstruktur angesehen werden. Die Nachfrage von Privatkunden nach Produkten zur Sicherung der Hinterbliebenen als auch für die eigene Altersvorsorge nimmt in fast allen Märkten zu. Sie hat im Berichtsjahr auch in Deutschland als partielle Privatisierung der gesetzlichen Rentenversicherung – Stichwort „Riester-Rente" – zu neuen Potenzialen für Lebensversicherer und Fonds der Betrieblichen Altersversorgung geführt.

Geografische Verteilung der Personen-Rückversicherung in % der Bruttoprämie


Asien 2 %
Lateinamerika 1 %
Frankreich 3 %
Afrika 4 %
Australien 6 %
restliches Europa 6 %
Großbritannien 12 %
Nordamerika 46 %
Deutschland 20 %

Die fortschreitende Konsolidierung – im zweiten Halbjahr 2001 wurde einer der größten US-Lebensrückversicherer vom Weltmarktführer übernommen – hat auf unsere Marktposition nur geringe Auswirkungen. Nach neueren Untersuchungen externer Marktbeobachter (A.M. Best, Manulife etc.) nehmen wir mittlerweile Rang drei unter allen europäischen und Rang vier unter allen weltweit tätigen Personen-Rückversicherern ein.

In unserem Geschäftsmodell des Finanzierungsrückversicherers („Stochastischer Banker") und als Produktpartner für innovative Lebens- und Rentenversicherungen sind wir weltweit führend.

Dank unserer Position agieren wir gegenwärtig in einem wenig wettbewerbsintensiven Marktumfeld.

Im Zentrum der Aktivitäten der Hannover Life Re (HLR) stand im Berichtsjahr der weitere Ausbau unserer Marktposition in den Zielmärkten Europa, Nordamerika und Asien für die Rückdeckung von Lebens- und Rentenversicherungsprodukten.

Im deutschsprachigen Raum Europas haben wir wiederum in beachtlichem Umfang Neugeschäftsfinanzierungen für fondsgebundene Lebens- und Rentenprodukte wachstumsstarker Erstversicherer durchgeführt. In Großbritannien stärkten wir insbesondere unsere Position als Produktpartner für Vorzugsrenten, so genannte Enhanced Annuities. In den romanischen Märkten wie Frankreich, Spanien und Italien fokussierten wir uns auf das Bancassurance-Segment, welches unverändert hohe Bedeutung einnimmt.

Im US-amerikanischen Markt haben wir die im Jahr 2000 eingeleitete Restrukturierung mit dem Ausstieg aus der Rückdeckung von Krankenversicherungen fortgeführt und im vierten Quartal 2001 erfolgreich beendet. Gleiches gilt auch für Südafrika.

Die asiatischen Märkte, insbesondere Japan und die Region Greater China, entwickelten sich für uns im Berichtsjahr sehr positiv. In Australien konnten wir unsere führende Marktposition verteidigen.

Die Bruttoprämieneinnahmen 2001 stiegen – unter Berücksichtigung der Prämiendepots für fondsgebundene Produkte und ähnliche Einnahmen, die nach US GAAP nicht als Prämie gelten – um ca. 7 % auf 2.660 Mio. EUR.

Besondere Wachstumsimpulse resultieren aus den deutschsprachigen Märkten. Hierauf entfallen jetzt Prämien von 406 Mio. EUR (ein Plus von 55 % gegenüber dem Vorjahr).

Als Produktpartner führend bei innovativen Lebens- und Rentendeckungen

Bestandsoptimierung in den USA und Südafrika durchgeführt

Bruttoprämie nach Gesellschaften (vor Konsolidierung)


HLR Africa 3 %
HLR Ireland 5 %
HLR United Kingdom 3 %
HLR Australasia 5 %
HLR Germany (E+S Rück) 16 %
HLR International 41 %
HLR America 27 %

Kennzahlen zur Personen-Rückversicherung

in Mio. EUR	2001	2000	1999
Gebuchte Bruttoprämien	2 371	2 091	2 220
Prämiendepots	289	404	-
Bruttoprämien inkl. Prämiendepots	2 660	2 494	2 220
Verdiente Nettoprämien	1 740	1 592	1 485
Prämiendepots	129	131	-
Nettoprämien inkl. Prämiendepots	1 869	1 723	1 485
Kapitalanlageergebnis	197	204	217
Veränderung der Deckungsrückstellung	-298	-37	496
Aufwendungen für Provisionen, Gewinnanteile und sonstige versicherungstechnische Aufwendungen	493	424	391
Operatives Ergebnis vor allgemeinen Aufwendungen	51	83	46

Steigerung des Vorsteuerergebnisses um 44 %

Von den sonstigen europäischen Märkten zeigten Großbritannien und Italien mit Wachstumsraten von 60 % bis 70 % eine überdurchschnittliche Dynamik; dies ist vor allem einigen größeren Geschäftsverbindungen zu verdanken.

Die Prämien in den USA stiegen dank der Neuausrichtung des Portefeuilles auf 976 Mio. EUR, während sie in Asien – speziell dem Fernen Osten – noch stärker wuchsen. Die Märkte der südlichen Hemisphäre, z. B. Südafrika und Australien, zeigten eher moderate Entwicklungen, wobei teilweise ungünstige Währungskursverläufe (wie ZAR/EUR) mitbestimmend waren.

Personen-Rückversicherung nach Sparten



in %
100
80
60
40
20
0
4 %
6 %
35 %
55 %
1 %
11 %
35 %
53 %
1 %
12 %
33 %
54 %
1999
2000
2001
Leben
Kranken
Renten
Unfall

Die für den Eigenbehalt verbleibende Nettoprämie machte einschließlich Prämiendepots im Berichtsjahr 1.869 Mio. EUR aus. Dies entspricht einer gegenüber dem Vorjahr unveränderten Selbstbehaltsquote von 70 %. Auf Grund des starken Wachstums nutzen wir nach wie vor in erheblichem Umfang insbesondere die internationalen Finanzmärkte als Retrozessionsinstrument.

Die Portefeuillestruktur haben wir im Berichtsjahr zu Gunsten der ertragsstärkeren Produktsegmente Lebens- und Rentenversicherung verschoben. Ein signifikanter Teil dieser Effekte wird erst in den kommenden Jahren sichtbar werden.

Der versicherungstechnische Verlauf fiel – wie in den Vorjahren – in der Lebensversicherung, bei Deckungen für schwere Krankheiten (Critical Illness) und Berufsunfähigkeit mit Einmalleistung günstig aus. Er war allerdings nur leicht positiv bei Berufsunfähigkeit mit Rentenleistung und weiterhin unbefriedigend in der Krankenversicherung. Die übrigen Erfolgsfaktoren – wie Bestandsfestigkeit – bewegten sich im Rahmen unserer Erwartungen und der aktuariellen Simulationsmodelle.

Das deutlich niedrigere Zinsniveau auf den wesentlichen Kapitalmärkten hat nur geringen Einfluss auf unser operatives Ergebnis. In der Regel werden die Sparanteile der Versicherungsprämien treuhänderisch beim Erstversicherer gegen Zahlung eines garantierten Zinses hinterlegt; das Kapitalanlagerisiko verbleibt so beim Erstversicherer.

Die Terroranschläge auf das World Trade Center und das Pentagon am 11. September 2001 haben unser Portefeuille nur geringfügig betroffen, weil wir im US-amerikanischen Markt kaum als Rückversicherer im konventionellen Risikotransfer auftreten. Wir erhielten lediglich eine geringe Anzahl von Schadenmeldungen und rechnen mit einem Bruttoschadenaufwand von weniger als 2,0 Mio. EUR.

Das Vorsteuerergebnis beträgt 44,4 Mio. EUR – ein Plus von 43,8 % gegenüber dem Vorjahr.

Entwicklung des Nettoportefeuillewerts der Hannover Life Re

Wir verfolgen systematisch die aktuarielle Wertentwicklung des gezeichneten Portefeuilles – definiert als Barwert zukünftiger Vorsteuer-Ertragsströme:

Entwicklung der Netto-Portefeuillewerte

in Mio. EUR	2001	2000	1999
Hannover Life Re Africa	7	10	7
Hannover Life Re America	130	120	95
Hannover Life Re Australasia	78	76	61
Hannover Life Re Germany (E+S Rück)	194	172	74
Hannover Life Re International	457	401	329
Hannover Life Re Ireland	124	42	–
Hannover Life Re United Kingdom	58	53	43
Gesamt	1 048	874	609
Aktivierte Abschlusskosten (deferred acquisition cost)	906	597	374
Rückstellung für nicht verdiente Abschlusskostentilgungen (unearned revenue reserve)	179	–	–
Netto-Abschlusskosten	727	597	374
Nichtaktivierter Bestandswert	321	277	235
Veränderung des nichtaktivierten Bestandswertes	44	42	90

Neben dem in der Bilanz direkt sichtbaren Jahresergebnis vor Steuern fand im Berichtsjahr eine zusätzliche – in der Bilanz nicht sichtbare – konsolidierte Wertentwicklung der Hannover Life Re von 44 Mio. EUR statt. Die gesamte Wertschöpfung belief sich damit vor Steuern auf 88 Mio. EUR.

Nordamerika

Unsere Tochtergesellschaft Hannover Life Re America mit der Zentrale in Orlando, Florida und einem Zeichnungsbüro für das Gruppenlebensgeschäft auf Long Island, zeichnet für den US-amerikanischen Lebensmarkt verantwortlich. Die Gesellschaft ist in den USA als Spezial-Finanzierungs-Rückversicherer positioniert und übernimmt nur zu einem geringen Teil konventionelles risikoorientiertes Geschäft.

Wiederum stand die Übernahme von gesamten Versicherungsportefeuilles (Block Assumption-Transaktionen) sowie die Finanzierungsrückversicherung im Senior Citizen-Markt im Mittelpunkt der Akquisitionstätigkeit. Wir konnten im Lauf des Berichtsjahrs zwei Block-Transaktionen erfolgreich abschließen, beide aus dem Bereich der US-Lebensversicherung.

Hannover Life Re America in den USA als Spezial-Finanzierungs-Rückversicherer positioniert

Im Lebens- und Rentenbereich war der Geschäftsverlauf im Berichtsjahr günstig, während wir in der Krankenversicherung die versicherungstechnischen Rückstellungen deutlich verstärken mussten.

Der Bruttoversicherungsbestand erreichte zum 31. Dezember 2001 einen Wert von 28 Mrd. USD (32 Mrd. EUR), während die Bruttoprämien 845,2 Mio. USD (944,2 Mio. EUR) betrugen.

Australien und Neuseeland

Den Marktbereich Australien und Neuseeland betreut unsere Tochtergesellschaft Hannover Life Re Australasia, Sydney, die ihre geschäftlichen Schwerpunkte in den risikoorientierten Seg-

Trotz intensiven Wettbewerbs Marktführerschaft in Australien verteidigt

menten Lebensversicherung und Deckungen für schwere Krankheiten sowie den Invaliditätsrenten hat. Zusätzlich konnte sie ein kleineres Portefeuille von direktem australischem Gruppenlebensgeschäft als Teil der betrieblichen Altersvorsorge von Unternehmen übernehmen. Die gesamten Bruttoprämien liegen im Berichtsjahr bei 261,0 Mio. AUD (150,3 Mio. EUR).

Wir haben trotz des intensiven Wettbewerbs unsere Rolle als Marktführer in Australien mit einem Marktanteil von etwa 30 % verteidigt. Die Ertragssituation war günstig und führte im Berichtsjahr zu einem Vorsteuerergebnis von 13,3 Mio. AUD (7,7 Mio. EUR) und einem Nachsteuerertrag von 10,2 Mio. AUD (5,9 Mio. EUR).

Afrika

Ertragssituation deutlich verbessert

Die Hannover Life Re Africa mit Sitz in Johannesburg und einer Niederlassung in Kapstadt zeichnet Rückversicherungsgeschäft aus Südafrika und den englischsprachigen afrikanischen Märkten des so genannten Subsaharan Africa, mit Schwerpunkt in der konventionellen Einzel- und Gruppenlebensversicherung.

Wir konnten im Berichtsjahr unsere Marktposition als Nr. zwei und unsere Reputation als kundenorientierter Lebensrückversicherer in Südafrika stärken und durch den Ausbau mehrerer Großverbindungen eine beachtliche Bruttoprämie von 878,3 Mio. ZAR (113,5 Mio. EUR) erzielen. Dies entspricht einer Steigerung von 45,4 %.

Die Ertragssituation hat sich gegenüber dem Vorjahr verbessert. Im Berichtsjahr erzielten wir nach einem deutlichen Verlust im Vorjahr nahezu ein ausgeglichenes Ergebnis.

Großbritannien

Bruttoprämien um 15 % gesteigert

Die Hannover Life Re UK in Virginia Water/London betreut den klassischen risikoorientierten Markt in Großbritannien mit einer klaren Ausrichtung auf Leben, Deckungen für schwere Krankheiten und das Rentengeschäft von Bankenversicherern. Invaliditäts- und Krankengeschäft werden kaum gezeichnet. Wir konnten unsere übernommenen Prämien um 23,4 % auf 52,3 Mio. GBP (84,4 Mio. EUR) steigern, wobei die Nettoprämien auf 39,3 Mio. GBP (63,3 Mio. EUR) wuchsen.

Der Risikoverlauf war unverändert günstig, so dass wir ein Ergebnis von 2,2 Mio. GBP (3,6 Mio. EUR) erzielten.

Zusätzlich zeichnet die Hannover Life Re International im englischen Markt seit vielen Jahren ein Portefeuille von Vorzugsrenten, das sich auf wenige, bedeutende Kunden konzentriert.

Irland

Erfreulich gute Ertragslage

Die Hannover Life Re Ireland, Dublin, agiert in zwei strategische Richtungen: Zum einen ist sie Spezial-Retrozessionär innerhalb des Hannover Life Re-Netzwerks für größere Finanzierungstransaktionen, zum anderen ist sie Rückversicherer für Kundenverbindungen, die die besonderen wirtschaftlichen Gestaltungsmöglichkeiten in Irland in Anspruch nehmen wollen. Dabei wird das Hauptgeschäft gegenwärtig aus den USA, Großbritannien und Südafrika zediert; auf diese Länder entfallen insgesamt 71 % der Akzepte der Hannover Life Re Ireland.

Im zweiten vollen Jahr der Geschäftstätigkeit steigerten wir unsere Prämieneinnahmen auf 127,5 Mio. EUR (+65,6 %). Mit Berücksichtigung der Prämiendepots stieg das Prämienvolumen auf über 270 Mio. EUR Unsere Ertragslage war weiterhin erfreulich gut: Es ergab sich ein Gewinn von 6,9 Mio. EUR.

Deutschland

Die Hannover Life Re Germany – der Personen-Rückversicherungsbereich der E+S Rück> – ist als operative Gesellschaft verantwortlich für den deutschen Markt und die ausländischen, meist europäischen Tochtergesellschaften deutscher Zedenten.

Vorwiegend übernehmen wir Finanzierungsverträge für fondsgebundene Lebens- und Rentenpolicen sowie risikoorientierte Deckungen aus dem Bancassurance-Bereich; beide Segmente verzeichneten im deutschen Markt ein starkes Wachstum, das nicht – etwa im Falle der fondsgebundenen Lebensversicherung – durch die eher ungünstige Entwicklung der europäischen Aktienmärkte im Berichtsjahr beeinträchtigt wurde.

Bei den so genannten Riester-Renten gelang es uns, zwei größere Finanzierungsverbindungen von banknahen Lebensversicherern zu gewinnen, die vom 1. Januar 2002 an wirksam werden.

Das Bruttoprämienaufkommen deutscher Zedenten wuchs auf 356 Mio. EUR (+ 48 %), wobei die verschiedenen Lebens- und Unfallversicherer der HDI-Gruppe eine besondere Dynamik zeigten. Der Risikoverlauf war sehr günstig, die Bestandsfestigkeit blieb im aktuariell erwarteten Bereich.

Bei Riester-Renten zwei größere Finanzierungsverbindungen von banknahen Lebensversicherern gewonnen

Frankreich, Italien und Spanien

Diese drei romanischen Märkte werden von lokalen Büros der Hannover Life Re in Paris, Mailand und Madrid betreut. Unsere Tätigkeit konzentriert sich auf die Versicherer des Bancassurance-Bereichs und auf größere freie Vertriebsgruppen, mit denen wir in der Produktentwicklung eng zusammenarbeiten. Daneben werden von Paris aus auch mehrere internationale Großkunden betreut.

Unsere Prämien aus diesen Märkten betrugen im Berichtsjahr 248 Mio. EUR, davon stammen 47 % aus Frankreich, 49 % aus Italien und 4 % aus Spanien. Die Ergebnissituation in diesem Marktbereich ist seit vielen Jahren als sehr gut zu bezeichnen.

Schwerpunkt auf Bancassurance und freier Vertriebsorganisation

Sonstige internationale Märkte

Die Betreuung der skandinavischen Märkte ist zusammen mit den Ländern des östlichen Europa und des östlichen Mittelmeerraums unserer Niederlassung in *Stockholm* zugeordnet, die ein Prämienvolumen von 49 Mio. EUR verantwortet. Das Ergebnis ist wegen unbefriedigender Resultate im schwedischen Gruppenlebensgeschäft im Berichtsjahr leicht negativ ausgefallen.

Den asiatischen Raum betreuen unsere im Jahr 2000 etablierten Niederlassungen in *Kuala Lumpur* (für die ASEAN-Märkte) und *Hongkong* (für die anderen Länder Ost- und Südostasiens), die sich auf das Lebensgeschäft konzentrieren. Das Prämienaufkommen aus dieser Region hat im Berichtsjahr bei erfreulichen Ergebnissen erstmalig die Marke von 40 Mio. EUR überschritten. Dabei war *Japan* ein starker Wachstumsmotor.

Unser Büro in *Mexiko-Stadt* ist für die zentralamerikanischen Märkte verantwortlich; die Prämien betrugen hier im Berichtsjahr 14 Mio. EUR.

Die südamerikanischen Märkte werden von Hannover aus betreut und repräsentieren jetzt Prämien von 31 Mio. EUR. In *Kolumbien* und *Venezuela* sind wir stärker engagiert, in *Argentinien* hingegen haben wir bereits vor einiger Zeit unsere Beteiligungen reduziert. Die technischen Ergebnisse in der Lebensversicherungssparte sind gut, in der Krankenversicherungssparte dagegen unbefriedigend; insgesamt ergab sich im Berichtsjahr in dieser Region ein leichter Verlust.

Prämienaufkommen im asiatischen Raum erstmalig über 40 Mio. EUR



Tim Würfel, Pilot

„Pilot war immer mein Traumberuf und ist es immer noch. Trotzdem ist dies ein sehr einschneidendes Erlebnis gewesen, das die Fliegerei verändern wird. [...] Jetzt müssen wir alle damit fertig werden, denn jeder von uns wird diese Bilder sein Leben lang nicht vergessen. [...] Das, was geordnet und kontrollierbar war, existiert so nicht mehr."

Programmgeschäft

Clarendon Insurance Group Marktführer auf dem US-Markt

1999 haben wir den Hannover Rück-Konzern um das Programmgeschäft als viertes strategisches Geschäftsfeld erweitert und damit unsere Strategie der Portefeuille-Diversifizierung konsequent fortgesetzt. Dieser Schritt wurde durch den Erwerb der Clarendon Insurance Group, New York, eingeleitet. Sie gehörte bereits bei der Übernahme zu den Marktführern im US-amerikanischen Programmgeschäft und konnte ihre Position in diesem Markt im Berichtsjahr beeindruckend festigen und ausbauen.

Nach einem enttäuschenden Geschäftsjahr 2000 konnten wir im Berichtsjahr deutliche Verbesserungen erreichen. Dies ist um so erfreulicher, da nun auch das Programmgeschäft wieder einen erheblichen Beitrag zum Erfolg unserer Gesellschaft leistete und dazu beitrug, dass trotz der Terrorschäden in den USA unser Ergebnis im Berichtsjahr insgesamt positiv ausfällt. Wir sehen uns hier in unserer Politik, die Diversifizierung im Konzern zu optimieren, bestätigt. Insgesamt stiegen die Bruttoprämieneinnahmen im Segment um 24,5 %. Dabei sind 3,6 Prozentpunkte der Steigerung auf Währungskursveränderungen zurückzuführen. Die kombinierte Schaden-/Kostenquote als auch das operative Ergebnis entwickelten sich positiv.

Kennzahlen zum Programmgeschäft

in Mio. EUR	2001	2000	1999
Gebuchte Bruttoprämien	2 457	1 974	1 364
Verdiente Nettoprämien	486	293	163
Versicherungstechnisches Ergebnis	40	-7	42
Kapitalanlageergebnis	30	25	10
Operatives Ergebnis vor allgemeinen Aufwendungen	70	17	52
Schadenquote	77 %	89 %	79 %
Kombinierte Schaden-/Kostenquote	92 %	102 %	75 %
Operative Ergebnisquote	14 %	6 %	32 %

Hannover Rück betreibt Geschäft in zwei Geschäftsmodellen

Das Programmgeschäft in seiner heutigen Ausprägung wurde in den USA entwickelt. Sehr spezialisierte Zeichnungsagenturen, so genannte Managing General Agents, konzentrieren sich auf Nischengeschäft, das herkömmliche Erstversicherungsunternehmen normalerweise nicht oder nicht selbst zeichnen. Diese Zeichnungsagenturen sind selbständige Unternehmen, die sehr individuelle, auf ihren speziellen Kundenkreis zugeschnittene Produkte verkaufen.

Wir betreiben das Progammgeschäft in zwei Geschäftsmodellen. Das erste Geschäftsmodell (Ceded Model), das insbesondere von der Clarendon Insurance Group betrieben wird, ist dadurch gekennzeichnet, dass die Risiken zum größten Teil an Rückversicherer weitergeleitet werden, der Programmzeichner also im Wesentlichen nur seine Lizenzen und Ratings sowie seine Infrastruktur und sein Know-how zur Verfügung stellt. Wesentliche Ertragsquelle sind dabei die Gebühreneinnahmen, die von den Rückversicherern für die Serviceleistungen der Clarendon gezahlt werden. Zurzeit erhöht die Clarendon sukzessive ihren Selbstbehalt. Die Kombination aus versicherungstechnischen Erträgen und zusätzlichen Erträgen aus den Gebühreneinnahmen erhöht die Eigenkapitalrendite dieses Segments. Das zweite Geschäftsmodell (Retained Model) sieht vor, dass die Programme im Wesentlichen im Selbstbehalt gehalten werden. In diesem Fall generieren die Gesellschaften den Ertrag einzig aus dem versicherungstechnischen Ergebnis und den Kapitalanlageerträgen.

Die Ergebnissituation im Programmgeschäft wird stark durch die Clarendon bestimmt. Nach dem unbefriedigenden Jahr 2000 beendete die Gesellschaft im Berichtsjahr diverse Programme, so dass deren Anzahl wesentlich gesunken ist. Das hieraus resultierende Prämienvolumen repräsentierte ca. 30 % der Prämie des Jahres 2000.

Durch die Übernahme neuer, attraktiver Programme und über die Durchsetzung substanzieller Ratenerhöhungen gelang es der Clarendon, ihr Prämienvolumen von 1670 Mio. USD (1803 Mio. EUR) auf 1969 Mio. USD (2199 Mio. EUR) zu steigern.

Insgesamt konnte die Clarendon ihre Stellung im amerikanischen Markt nicht zuletzt dadurch festigen und ausbauen, dass Mitbewerber von den Ratingagenturen herabgestuft wurden, was teilweise zu einem Verlust der Existenzgrundlage führte. In diesem Marktumfeld war eine selektive Zeichnungspolitik möglich, die zu einer großen Anzahl neuer, profitabler Programme führte. Diese Entwicklungen lassen in Verbindung mit dem Wettbewerbsrückgang auf dem amerikanischen Markt auf eine gute Ergebnissituation im laufenden Jahr schließen. Außerdem eröffnete das positive Marktumfeld die Möglichkeit, die Selbstbehaltsquote von 14,5 % auf 27,4 % zu steigern. Wir streben an, die Selbstbehaltsquote in den folgenden Jahren auf bis zu 35 % zu erhöhen.

Insbesondere konnten die Prämien in der Arbeitsunfallversicherung um bis zu 20 % erhöht werden. Wir betrachten diesen Bereich nunmehr wieder als profitabel. Arbeitsunfallversicherungsprogramme, die nach wie vor nicht zu massiven Prämienerhöhungen – und somit zu Profitabilität – führten, wurden konsequent gekündigt. Lediglich in Kalifornien erlaubte uns die Wettbewerbssituation keine starke Ausweitung des Geschäfts. In diesem Bereich führte das Verhalten des Marktführers zu einer nach wie vor unattraktiven und unbefriedigenden Preissituation.

In Florida ist unser substanzielles Gebäudeversicherungsprogramm von Katastrophen unberührt geblieben. Dennoch war das Ratenniveau zu gering, um auch in Jahren mit einer normalen Schadenbelastung auskömmliche Ergebnisse zu erzielen. Unsere Sanierungsbemühungen haben im Berichtsjahr zu maßgeblichen Ratenerhöhungen geführt.

Die Nettoschadenquote sank auf 77,8 %. Diese Entwicklung resultierte weitgehend aus der Sanierung unseres Portefeuilles. Das operative Ergebnis der Clarendon stieg im Vergleich zum Vorjahr; befriedigend ist es allerdings zurzeit noch nicht.

Gebuchte Bruttoprämien der Clarendon nach Sparten


Transport 1 %
Haftpflicht 39 %
Kranken 7 %
Kraftfahrt 26 %
Sach 27 %

Neben der Clarendon Insurance Group zeichnet die Insurance Corporation of Hannover, Los Angeles (ICH) in den USA auch Programmgeschäft. Im Unterschied zur Clarendon behält diese Gesellschaft ihr Geschäft im Wesentlichen im Selbstbehalt. Im März 2001 erwarb die ICH die Erneuerungsrechte der Acceptance Insurance Companies, Inc., Itasca, mit einer Bruttoprämie von rund 70 Mio. USD (78,2 Mio. EUR). Im Rahmen dieser Transaktion wurde ein sehr erfahrenes Underwriting-Team übernommen. Das Bruttoprämienvolumen der ICH konnte auf 175,3 Mio. USD (195,9 Mio. EUR) gesteigert werden. Im Laufe des Berichtsjahres wurden sowohl das Geschäft als auch das Management vollständig in die Gruppe integriert. Wir zeichneten in der Hauptsache kleinere, sehr profitable Programme (z. B. die Versicherung von privaten Kunstsammlungen gegen Diebstahl und Elementarschäden). Auf Grund der Profitabilität des erworbenen Geschäfts amortisierte sich der Kaufpreis dieser Gesellschaft bereits im ersten Jahr der Konzernzugehörigkeit vollständig.

Weitere Erhöhung der Selbstbehaltsquote angestrebt

Inter Hannover zeichnet Programmgeschäft in Europa

Marktstudie bescheinigt großes Interesse bei Zeichnungsagenturen

Gebuchte Bruttoprämien der ICH nach Sparten


Haftpflicht 7 %
Kraftfahrt 51 %
Transport 16 %
Sach 26 %

Seit sich die International Insurance Company of Hannover Ltd., London (Inter Hannover) als Kooperationspartner für europäische Zeichnungsagenturen etabliert hat, zeichnen wir Programmgeschäft verstärkt auch in Europa. Nachdem wir in den Jahren 2000 und 2001 die technischen und administrativen Voraussetzungen geschaffen haben, ergaben sich bereits im zweiten Jahr diverse Expansionsmöglichkeiten auch auf dem europä-

Gebuchte Bruttoprämien der Inter Hannover nach Sparten


Unfall
1 %
Kraftfahrt
65 %
Sonstige
17 %
Sach
17 %

ischen Markt. Eine Marktstudie in 13 europäischen Ländern ergab, dass das Geschäftsmodell der Inter Hannover breite Zustimmung findet und bei Zeichnungsagenten auf großes Interesse stößt. In Großbritannien haben wir im Berichtsjahr bereits ein Prämienvolumen von 124,3 Mio. GBP (200,6 Mio. EUR) generiert, das sich neben den Sachsparten aus Kraftfahrt, Haftpflicht- und Transportversicherung zusammensetzt.

Da insbesondere der Kraftfahrt-Versicherungsmarkt in Großbritannien derzeit sehr attraktive Geschäftsmöglichkeiten bietet, wachsen wir dort überproportional. Mit 81,3 Mio. GBP (131,1 Mio. EUR) macht diese Sparte ca. 65 % des gesamten Geschäftsvolumens der Inter Hannover aus. Bedingt durch das unbefriedigende Ratenniveau in der Vergangenheit und getrieben von Großschäden entwickelten sich die Prämien sehr positiv. Verstärkend wirkte sich der Rückzug von Wettbewerbern aus. Mittelfristig streben wir jedoch eine höhere Diversifizierung an – sowohl nach Sparten wie auch nach Regionen. Aus diesem Grunde ist die Inter Hannover dabei, sich in den Märkten Frankreich und Skandinavien zu etablieren. Langfristig schätzen wir auch Italien und Spanien als interessante Märkte ein. Unsere Marktstudie bestätigt unsere Einschätzung, dass sich das Geschäftsmodell „Programmgeschäft" mittel- und langfristig auch außerhalb Nordamerikas und Großbritanniens etablieren wird.

Finanz-Rückversicherung

Mittelfristiger Ausbau des Segments Finanz-Rückversicherung

Hannover Re Advanced Solutions festigt Position als einer der drei weltweit bedeutendsten Anbieter alternativer Rückversicherungsprodukte

Nach wie vor betreiben wir die Finanz-Rückversicherung überwiegend aus dem International Financial Services Centre (IFSC) in Dublin heraus, und zwar mit zwei Risikoträgern, der Hannover Reinsurance (Ireland) Ltd. und der E+S Reinsurance (Ireland) Ltd. Über die Managementgesellschaft *Hannover Re Advanced Solutions Limited* werden wir dieses Segment weiter ausbauen, um unsere Position als einer der drei weltweit bedeutendsten Anbieter alternativer Rückversicherungsprodukte zu festigen und einen stabilen Gewinnbeitrag zum Unternehmenserfolg nachhaltig sicherzustellen. Einige unserer bisherigen Wettbewerber haben sich im Berichtsjahr aus dem Markt für nichttraditionelle Rückversicherungsprodukte zurückgezogen bzw. ihre Spezialeinheiten wieder in traditionelle Bereiche überführt. Auch diese Situation sollte dazu beitragen, unsere strategischen Ziele zu erreichen.

Die Konsolidierungstendenzen auf den Erstversicherungsmärkten hin zu immer größeren Versicherungskonzernen führten zugleich zu Veränderungen auf den Rückversicherungsmärkten, besonders im Nachfrageverhalten unserer Kunden. So verliert beispielsweise der alleinige Zweck des Risikotransfers für einige Unternehmen immer mehr an Wichtigkeit. Stark in den Vordergrund rückt dagegen die Nachfrage nach bilanzschützenden Maßnahmen. Durch eine immer stärker an Marktwerten orientierte Rechnungslegung steigt die Volatilität der Ergebnisse in den Abschlüssen. Somit liegt der Fokus der Finanz-Rückversicherung nicht mehr allein auf dem Risikotransfer, sondern in gleichem Maße auf der Möglichkeit, besondere Lasten auf mehrere Quartale oder Jahre zu verteilen, um dadurch die Volatilität in den Ergebnissen unserer Kunden zu begrenzen.

Kennzahlen zur Finanz-Rückversicherung

in Mio. EUR	2001	2000	1999
Gebuchte Bruttoprämien	1 741	870	509
Verdiente Nettoprämien	1 280	801	463
Versicherungstechnisches Ergebnis	-291	-114	-37
Kapitalanlageergebnis	358	168	75
Operatives Ergebnis vor allgemeinen Aufwendungen	67	54	38
Schadenquote	122 %	120 %	62 %
Kombinierte Schaden-/Kostenquote	123 %	114 %	108 %
Operative Ergebnisquote	5 %	7 %	8 %

Zusätzlich wird die Entwicklung der Finanz-Rückversicherung durch die aktuelle Marktsituation auf den Rückversicherungsmärkten beeinflusst. Nach den Ereignissen vom 11. September 2001 sind in einigen traditionellen Rückversicherungsbereichen die Preise für Rückversicherung geradezu explodiert. Alternative Rückversicherungsprodukte werden in dieser Situation vermehrt von den Zedenten gesucht. Sie erlauben es, Rückversicherungsverträge individuell auf die Bedürfnisse von Kunden zuzuschneiden. Darüber hinaus bemühen sich die Kunden um Limitierung ihrer Rückversicherungsbudgets in Zeiten eines harten Marktes, was zu nachhaltigen Erhöhungen ihrer Selbstbehalte führt. Die hierdurch ausgelöste Erhöhung der Volatilität der versicherungstechnischen Ergebnisse steigert ebenfalls die Nachfrage nach Finanz-Rückversicherungsprodukten.

Die festeren Bedingungen auf den Rückversicherungsmärkten führten zu einer weiterhin positiven Entwicklung unseres Geschäfts. Das Bruttoprämienvolumen erhöhte sich im Berichtsjahr wiederum stark um 100 % auf 1.740,6 Mio. EUR. Die Steigerung der Bruttoprämien hängt dabei zu 6,1 % von Währungskurseffekten ab. Der wesentliche Teil unseres Geschäfts stammt nach wie vor aus dem amerikanischen Markt. Erstmals wurde ein größerer Teil der Bruttoprämien über Spezialtransaktionen an andere Rückversicherungsgesellschaften retrozediert. Das ergibt eine Veränderung der Selbstbehaltsquote von 92,4 % auf 76,4 %.

Das Bruttoprämienvolumen mit stark begrenztem Risikotransfer stieg im Berichtsjahr von rund 17 Mio. EUR auf 68 Mio. EUR. Solche Verträge werden nicht in der versicherungstechnischen Rechnung abgebildet; die Auswirkungen auf das Ergebnis sind stattdessen im Sonstigen Ergebnis enthalten.

Der liquide Abfluss aus Schadenzahlungen im Geschäftsjahr 2001 war vergleichsweise gering, so dass die Zinsträger zur Finanzierung zukünftiger Schadenzahlungen stark wachsen konnten. Unser selektives Underwriting, das nur in 15 % aller uns zur Zeichnung angebotenen Kontrakte zum Abschluss führte, unterstützt die Profitabilität dieses Segments. Insgesamt stieg das operative Ergebnis um 23,4 % auf 66,7 Mio. EUR. Es ist uns wiederum gelungen, den Bruttoergebnisbeitrag der Finanz-Rückversicherung vor Anteilen Konzernfremder um mehr als 20 % zu steigern.

Steigerung des Bruttoprämienvolumens um 100 %

Neugeschäft hauptsächlich aus dem amerikanischen Markt

Die Struktur unseres Geschäfts ist sehr stark US-amerikanisch dominiert. Das Wachstum in den USA entwickelte sich lebhafter als das in den sonstigen Märkten; damit steigt der Anteil des amerikanischen Geschäfts weiterhin überproportional. Gleichwohl sehen wir auch in anderen Märkten einen steigenden Bedarf an alternativen Deckungen. Unsere Strategie richtet sich mittelfristig auf eine weitere geografische Diversifikation unseres Portefeuilles. Auch tragen wir unserem Sicherheitsbedürfnis dadurch Rechnung, dass wir eine Balance aus risikorei-

Hannover Re Advanced Solutions etabliert weltweites Marketingkonzept

cherem und risikoärmerem Geschäft suchen. Unsere Produkte verteilen sich über eher herkömmliche Quotenrückversicherungsverträge bis zu äußerst komplexen, auf aktuariellen Simulationen fußenden Transaktionen.

Zurzeit entwickeln wir ein Marketingkonzept für das gesamte strategische Geschäftsfeld Finanz-Rückversicherung, das uns in die Lage versetzen soll, auch die nicht-amerikanischen Potenziale verstärkt zu erschließen. Wir werden in Zukunft versuchen, unsere Kunden sowie potenzielle Neukunden mittels dieses integrierten Marketingkonzepts für Finanz-Rückversicherungstransaktionen zu interessieren.

Im Folgenden gehen wir näher auf die Entwicklung in einigen ausgesuchten Märkten der Finanz-Rückversicherung ein.

Nordamerika

Neukundengewinnung stellt Portefeuille auf breitere Basis

Der Anteil des Nordamerikageschäfts ist im Berichtsjahr überproportional gestiegen. Insbesondere auf Grund von Einmaleffekten beträgt der Anteil der Prämie am Gesamtvolumen 90 %. Darüber hinaus reagieren viele unserer Verträge auf den deutlichen Nachreservierungsbedarf unserer Zedenten durch schadenverlaufsabhängige Zusatzprämien. Diese erhöhen unsere Gewinnpotenziale weiter. Im US-Markt haben wir uns im Wesentlichen darauf konzentriert, unseren Zedenten die Möglichkeit zu geben, den ökonomischen Erfolg ihrer Portefeuilles zeitnah zu realisieren.

Im Berichtsjahr haben wir damit begonnen, unser Kundenprofil zu verändern. Nachdem wir uns in der Vergangenheit stark auf einige Großkunden fokussiert haben, ist es uns im abgelaufenen Jahr gelungen, diverse Neukunden zu gewinnen. Dies verringert die Abhängigkeit von einzelnen Großkunden und stellt somit unser Portefeuille auf eine breitere Basis. Diese positive Veränderung in unserer Portefeuillestruktur wurde zusätzlich dadurch unterstützt, dass einige Mehrjahreskontrakte mit Großkunden ausliefen. Ferner haben wir unser Engagement in großvolumigen Frontingkontrakten zu Gunsten stärker risikoorientierter Kontrakte mit mittelgroßen Gesellschaften verschoben. Unverändert ist es unser Bestreben, Verträge, an denen wir substanziell beteiligt sind, zu führen oder die Konditionen maßgeblich mitzugestalten. Zielgerichtet weiteten wir hierzu unsere Personalkapazitäten für den amerikanischen Markt aus.

Großbritannien

Großbritannien ist für uns in Europa nach wie vor der wichtigste Markt. Durch die große Volatilität des insbesondere im Lloyd's-Versicherungsmarkt stark vertretenen Transportgeschäftes hat die Nachfrage nach ergebnisstabilisierenden Deckungen im Berichtsjahr nochmals zugenommen. Darüber hinaus wechseln im Londoner Markt häufig ganze Portefeuilles den Besitzer, ohne dass der Erwerber eines Portefeuilles Abwicklungsrisiken übernehmen möchte. Auch hieraus leitet sich eine zunehmende Nachfrage nach Abwicklungsdeckungen auf Basis von Finanz-Rückversicherungsgeschäft ab. Diesem Segment näherten wir uns nur vorsichtig und unter eingehender Prüfung der in diesen Portefeuilles liegenden Risiken. Das Marktsegment gewann jedoch stark an Bedeutung, und wir sehen in diesem Segment ein nicht unerhebliches Potenzial.

Geografische Verteilung der Finanz-Rückversicherung in % der Bruttoprämie


Deutschland
3 %
Afrika
3 %
Australien
1 %
restliches Europa
3 %
Nordamerika
90 %

Asien und Australien

Asien und Australien neben den USA Hauptmarkt für Finanz-Rückversicherung

Im asiatischen Markt streben die Zedenten Bilanzkontinuität und Kapitalkostenreduzierung an.

Besonders in Japan ist nun auch das Thema der Bilanzkontinuität in den Mittelpunkt der Unternehmenssteuerung gerückt, nachdem in der Vergangenheit im Wesentlichen versucht wurde, Naturkatastrophen rückzuversichern. Wir rechnen damit, dass dieser neue Fokus in Zukunft zu einer Steigerung der Nachfrage führen wird.

Im australischen Markt werden derzeit die Rahmenbedingungen für die Finanz-Rückversicherung – ausgelöst durch die Insolvenz eines großen Erstversicherers – überdacht. Wir gehen davon aus, dass sich neue Geschäftsmöglichkeiten im Laufe des Jahres 2002 ergeben.

Lateinamerika

Unsere Aktivitäten in dieser Region haben zu ersten Erfolgen bei neu abgeschlossenen Verträgen geführt. Das verstärkte Interesse der Aufsichtsbehörden an der Finanz-Rückversicherung sehen wir als äußerst positiv an. Es wird mittelfristig die Unsicherheiten, die bei einigen Zedenten im Zusammenhang mit der Finanz-Rückversicherung vorhanden sind, reduzieren und die Nachfrage stärken. Die erwartete Konsolidierung auf den Märkten Lateinamerikas bietet neue Geschäftsmöglichkeiten: Gerade die aus der Konsolidierung hervorgehenden Gesellschaften haben häufig einen Bedarf an innovativen Problemlösungen, so dass sich die Nachfrage nach nichttraditionellen Rückversicherungslösungen zwar verändern, nicht aber reduzieren wird.

Kapitalanlagen

Zinssenkungen der FED und EZB nach weltweitem Konjunktureinbruch

Das Berichtsjahr war für die internationalen Finanzmärkte wiederum in vielfacher Hinsicht ein ungewöhnliches Jahr. Während zu Beginn des Jahres die konjunkturellen Entwicklungen der führenden Volkswirtschaften noch verhalten optimistisch eingeschätzt wurden, zeichnete sich im Laufe des Jahres eine deutliche Wachstumsschwäche ab. Die Ereignisse des 11. September führten dann gegen Ende des Jahres zu der markantesten Industrierezession der Nachkriegsgeschichte.

Die nationalen Notenbanken versuchten, durch massive Zinssenkungen der negativen Konjunkturentwicklung entgegenzuwirken und die Märkte insbesondere nach den Terroranschlägen mit ausreichend Liquidität zu versorgen. Die amerikanische Federal Reserve Bank begann bereits im Januar, den Leitzins um insgesamt 475 Basispunkte von 6,5 % zu Jahresanfang auf 1,75 % am Jahresende in mehreren Schritten zurückzunehmen. Im Gegensatz zur FED senkte die Europäische Zentralbank die Zinsen erst relativ spät und in nur abgeschwächter Form. Sie beschränkte sich auf eine Senkung der Leitzinsen um „nur" 150 Basispunkte von 4,75 % auf 3,25 % zum 31. Dezember 2001.

Leichte Erholung der Aktienmärkte zum Jahresende 2001

An den internationalen Aktienmärkten wird das Jahr 2001 als eines der schwierigsten in die Geschichte eingehen. Sinkende Kapitalmarktzinsen sowie Steuer- und Rentenreformen in Europa schufen zwar ein fundamental günstiges Umfeld, gleichzeitig mussten aber die Erwartungen an die Gewinnentwicklung der Unternehmen immer weiter nach unten korrigiert werden. Die führenden Aktienindizes haben nach 2000 auch im Berichtsjahr per Saldo deutlich nachgegeben.

Angesichts dieser äußerst schwierigen und volatilen globalen Rahmenbedingungen haben sich unsere Kapitalanlagebestände und die im abgelaufenen Jahr aus diesen Beständen erzielten Nettokapitalerträge sehr zufrieden stellend entwickelt.

Unsere gesamten selbst verwalteten Kapitalanlagen (d. h. ohne Depotforderungen) sind im Berichtszeitraum kräftig um 18,9 % oder 1,9 Mrd. EUR auf einen Gesamtbestand von 12,1 Mrd. EUR gewachsen. Zu verdanken ist dieser große Zuwachs neben den Wechselkursänderungen insbesondere dem hohen Liquiditätszufluss aus der Versicherungstechnik, unserer am Jahresanfang begebenen nachrangigen Schuldverschreibung in Höhe von 350 Mio. EUR und der kurz vor Jahresende durchgeführten Kapitalerhöhung von knapp 200 Mio. EUR. Liquiditätsabflüsse auf Grund von Schadenzahlungen für die Terroranschläge in den USA waren bis zum Jahresende nur in geringem Umfang zu verzeichnen, so dass dieses Schadenereignis im Berichtsjahr noch keinen nennenswerten Einfluss auf die Entwicklung der Kapitalanlagebestände hatte.

Qualität der festverzinslichen Wertpapiere


< BBB
4 %
BBB
5 %
A
12 %
AA
19 %
AAA
60 %

Angesichts unserer negativen Einschätzung der Aktienmärkte haben wir unsere bereits gegen Ende des Vorjahres eingeleitete Reduzierung des Aktienbestands zu Beginn des Berichtsjahrs konsequent fortgesetzt. Unser Aktienbestand hat sich dadurch sowohl absolut wie auch in Relation zu den gesamten Kapitalanlagen deutlich verringert. Während zu Beginn des Jahres noch rund 1,6 Mrd. EUR unserer Bestände in Dividendentitel investiert waren, hat sich dies bis zum Jahresende auf rund 1,0 Mrd. EUR reduziert. Die Aktienquote sank dementsprechend von 15,6 % auf 8,5 % zum 31. Dezember 2001. Nach wie vor beschränken wir uns bei unseren Aktienengagements auf die liquiden Standardwerte, die Bestandteil der großen Indizes wie Euro-Stoxx 50, S&P 500 etc. sind. Engagements in Werte des Neuen Marktes oder vergleichbare europäische und amerikanische Marktsegmente haben wir auch im Berichtsjahr nicht vorgenommen.

Aufteilung der Kapitalanlagen nach Währung


JPY
1 %
ZAR
1 %
Sonstige
2 %
CAD
3 %
AUD
4 %
GBP
9 %
EUR
33 %
USD
47 %

Reduzierung unserer Aktienquote zum Ende des Berichtsjahres auf 8,5 %

Schwerpunkt unserer selbst verwalteten Kapitalanlagen bilden nach wie vor die festverzinslichen Wertpapiere mit einem Anteil von 72 % (67 %). Bei der Auswahl der Titel achten wir stets auf eine erstklassige Bonität des Emittenten. Der Anteil der sehr liquiden festverzinslichen Wertpapiere mit einem Rating von „AAA" liegt bei 60 % des gesamten Bestands an festverzinslichen Papieren. Die teilweise sehr drastischen Renditerückgänge in dieser Anlageklasse insbesondere in Folge der Ereignisse des 11. September haben wir zu Gewinnrealisierungen und zu einer Verkürzung unserer Restlaufzeiten genutzt. Die realisierten Kursgewinne aus dem Abgang von festverzinslichen Kapitalanlagen lagen daher mit 51,4 Mio. EUR deutlich über denen des Vorjahres (3,2 Mio. EUR).

Auch im Berichtsjahr haben wir unseren Bestand an alternativen Kapitalanlagen (Private-Equity-Fonds, Hedge-Fonds, High-Yield-Papiere und Immobilien) wieder vorsichtig ausgebaut. Insgesamt hielten wir in dieser Anlageklasse zum Ende des Berichtsjahrs Investments von knapp 1 Mrd. EUR. Während die Wertentwicklung unserer Private-Equity-Fonds entsprechend der Performance der Aktienmärkte eher enttäuschend war, haben unsere Hedge-Fonds und unsere Immobilien sehr erfreuliche Ergebnisbeiträge erwirtschaftet.

Vor dem Hintergrund der antizipierten Schadenzahlungen aus den im Berichtsjahr eingetretenen Großschäden, insbesondere aus den Terroranschlägen in den USA, haben wir unsere kurzfristigen Kapitalanlagen deutlich aufgestockt. Zum Jahresende 2001 hielten wir an kurzfristigen Kapitalanlagen, einschließlich Tages- und Festgelder, insgesamt einen Betrag von 622,6 Mio. EUR (475,8 Mio. EUR) vor.

Der deutliche Kursrückgang auf den Aktienmärkten im abgelaufenen Geschäftsjahr hatte entsprechende Auswirkungen auf den Gesamtbestand der zum Jahresende noch vorhandenen unrealisierten Kursreserven. Während sich die unrealisierten Kursgewinne der festverzinslichen Wertpapiere leicht auf 85,9 Mio. EUR vermindert haben, sind in unseren Aktienbeständen die Kursreserven deutlich auf -35,5 Mio. EUR abgeschmolzen. Dem stehen höhere realisierte Kurs-

gewinne aus dem aktiven Portefeuillemanagement gegenüber. Per Saldo ergeben sich deshalb noch unrealisierte Kursgewinne in Höhe von 50,4 Mio. EUR, verglichen mit 101,9 Mio. EUR im Vorjahr.

Trotz der rückläufigen Durchschnittsverzinsung der Kapitalanlagen auf Grund des niedrigeren Zinsniveaus und der Verkürzung der Restlaufzeiten haben sich die ordentlichen Kapitalanlageerträge im Berichtsjahr deutlich um rund 143 Mio. EUR oder 18 % auf 942,0 Mio. EUR erhöht. Diese Steigerung ist außer auf Währungskurseffekte und den ordentlichen Kapitalanlagebestand vor allem auf erheblich höhere Depotzinsgutschriften zurückzuführen, die uns unter den Lebens- und Finanz-Rückversicherungsverträgen gutgebracht wurden. Diesen Gutschriften standen in der Regel Aufwendungen gegenüber, die aber nicht im Kapitalanlageergebnis, sondern im übrigen Ergebnis erfasst wurden.

Angesichts der sehr diffizilen und volatilen Finanzmärkte sind wir mit dem außerordentlichen Ergebnis aus den Kapitalanlagen sehr zufrieden. Realisierten Abgangsgewinnen in Höhe von 190,0 Mio. EUR standen Abgangsverluste von 134,1 Mio. EUR gegenüber, so dass sich wiederum ein positiver, wenn auch im Vergleich zum Vorjahr (180,6 Mio. EUR) deutlich niedrigerer Saldo von 55,9 Mio. EUR ergab. Die in der Gewinn- und Verlustrechnung zu erfassenden unrealisierten Kursveränderungen unserer Handelsbestände ergaben einen erfreulichen positiven Saldo von 21,3 Mio. EUR. Die sonstigen Aufwendungen aus Kapitalanlagen haben sich im Vergleich zum Vorjahr reduziert und belaufen sich nunmehr auf 73,6 Mio. EUR. Die Aufwendungen des Vorjahres von insgesamt 106,5 Mio. EUR waren durch Wertberichtigungen auf unser Private-Equity-Portefeuille in der Größenordnung von 55 Mio. EUR beeinflusst.

Per Saldo ergibt sich somit ein erfreulich gestiegenes Nettokapitalanlageergebnis von 945,7 Mio. EUR nach 868,7 Mio. EUR im Vorjahr. Auf den durchschnittlichen Bestand unserer Kapitalanlagen bezogen entspricht dies einer Nettoverzinsung von 5,0 %.

Deutlich höhere laufende Kapitalanlageerträge im Berichtsjahr



Meinhard von Gerkan, Architekt

„Das war eine Apokalypse, ein Albtraum, den ich niemals für möglich gehalten hätte. Verändert hat er für mich direkt zum Glück nichts. [...] Was der Anschlag für uns Architekten bedeutet, lässt sich nur ahnen. Einiges wird bleiben: die moderne Stadt, der Mythos New York und der Wunsch vieler, hoch hinaus zu bauen. Doch die Sicherheit von Hochhäusern wird uns neu beschäftigen. Je nach Projekt müssen wir Gefahren anders bedenken und einplanen."

Risikobericht

Gesamtsystem der Risikoüberwachung und -steuerung

Dem individuellen Risiko angepasste Indikatoren informieren umgehend über potenzielle Schieflagen

Unser Geschäft als international operierender Rückversicherer birgt naturgemäß wirtschaftliche Risiken, die in den einzelnen strategischen Geschäftsfeldern und jeweiligen geografischen Regionen unterschiedlich ausgeprägt sind. Die Übernahme von Risiken sowie das professionelle Management dieses Risikoportefeuilles ist das Kerngeschäft eines Rückversicherungsunternehmens. Unser Risikomanagement basiert auf einer Unternehmensstrategie, die auf eine nachhaltige Steigerung des Unternehmenswerts ausgerichtet ist. Daraus resultiert, dass wir unternehmerische Risiken gezielt eingehen, soweit die damit verbundenen Chancen eine entsprechende Steigerung des Unternehmenswerts erwarten lassen. Wir verfügen über eine Vielzahl effizienter Steuerungs- und Kontrollsysteme, die sich in ihrer Gestaltung und im Detaillierungsgrad der Berichterstattung unterscheiden. Die Kernelemente des Risikomanagements sind in Richtlinien gefasst, die für den gesamten Hannover Rück-Konzern Gültigkeit haben. Im Rahmen unseres Risikomanagementsystems werden alle aus heutiger Sicht denkbaren ergebnis- und bestandsgefährdenden Risiken vollständig und systematisch erfasst. Die Aktualität unseres Risikoportefeuilles, sowohl auf der Ebene der Einzelrisiken als auch auf der Ebene der sich kumulierenden Risiken, wird durch festgelegte Berichterstattungen sowie eine jährliche Risikoinventur sichergestellt. Eine Quantifizierung der Risiken erfolgt im Hinblick auf Eintrittswahrscheinlichkeit und Verlustpotenzial. Außerdem wird bei dieser Betrachtung die Effektivität der eingesetzten Kontrollmaßnahmen berücksichtigt.

Die Gesamtverantwortung für das Risikomanagement orientiert sich an den jeweiligen strategischen Geschäftsfeldern, innerhalb derer die verantwortlichen Vorstände die operativen Ziele festlegen. Das Risikomanagement ist dezentral in die Organisation der strategischen Geschäftsfelder der Hannover Rück eingebunden. Dadurch ist gewährleistet, dass Risiken schnellstmöglich identifiziert, berichtet und gesteuert werden können. Wir verfügen über unterschiedliche, dem individuellen Risiko angepasste Indikatoren, die umgehend über potenzielle Schieflagen informieren.

Ein zentraler Risikokoordinator sorgt dafür, dass sämtliche eingesetzten Risikomanagementmaßnahmen überwacht, dokumentiert und koordiniert werden; außerdem ist er für die Darstellung der Risikosituation des Gesamtunternehmens im Rahmen des Berichtswesens zuständig.

Die Wirksamkeit des Risikomanagementsystems wird laufend durch interne und externe Stellen überprüft und dem sich stetig wandelnden wirtschaftlichen Umfeld angepasst. Die Risikolage unseres Unternehmens ergibt sich aus der Gesamtbetrachtung der folgenden Risikokategorien:

- globale/externe Risiken,
- strategische Risiken,
- operative Risiken; diese unterteilen wir in
  - versicherungstechnische Risiken,
  - Kapitalanlagerisiken sowie
  - operationale Risiken.

Risikokategorien

Globale Risiken

Unter globalen Risiken verstehen wir externe Risiken, die sich unserer direkten Einflussnahme entziehen. Sie ergeben sich z. B. aus Änderungen rechtlicher (einschließlich aufsichts- und steuerrechtlicher) Rahmenbedingungen, gesellschaftlicher oder versicherungswirtschaftlicher Entwicklungen.

Beispielsweise wäre eine deutliche Reduzierung der Nachfrage nach Rückversicherungs-

schutz, insbesondere in den entwickelten Märkten wie USA, Japan, Großbritannien und Deutschland, ein wesentliches Risiko für den Hannover Rück-Konzern. Im Bereich der Lebensrückversicherung könnte dies z. B. durch den Wegfall einer steuerlichen Förderung der Altersvorsorge verursacht werden. Deshalb überwachen wir beispielsweise systematisch die Tendenzen der Gesetzgebung und die Neugeschäftsstatistiken (Anzahl, Versicherungssumme, Jahresprämien) der entsprechenden Märkte.

Ein wesentliches Element unserer Risikosteuerung – nicht nur für den Bereich der globalen Risiken – ist die szenarienbasierte Finanzanalyse auf US GAAP-Basis. Im Rahmen dieser Analysen werden die Auswirkungen von Wachstum, insbesondere aber auch bestimmter Schadenereignisse sowie Kapitalmarktentwicklungen auf die Vermögens- und Ertragslage dargestellt. Hierbei wird die Veränderung des Eigenkapitals in Abhängigkeit eines definierten Szenarios gegenüber der Normalsituation aufgezeigt. Die Ergebnisse der Finanzanalyse ermöglichen je nach den Simulationsergebnissen eine Priorisierung risikopolitischer Maßnahmen.

Strategische Risiken

Strategische Risiken bestehen darin, dass bestimmte Gründe die Erreichung unserer strategischen Ziele in den einzelnen Geschäftsfeldern gefährden könnten. Unser Geschäft betreiben wir in vier voneinander weitgehend unabhängigen strategischen Geschäftsfeldern: der Schaden-, Personen- und Finanz-Rückversicherung sowie im Programmgeschäft. Für jedes dieser Geschäftsfelder haben wir eigenständige strategische Ziele festgelegt, deren Erreichung wir fortlaufend überwachen. Übergeordnetes Ziel ist unsere dauerhafte Positionierung als überdurchschnittlich profitable Rückversicherungsgruppe. Als Gewinnziel haben wir uns vorgegeben, das uns von den Aktionären zur Verfügung gestellte Eigenkapital überdurchschnittlich zu verzinsen und unsere Aktie als solides und attraktives Investment zu gestalten. Um die Umsetzung der verschiedenen strategischen Vorgaben auch operativ sicherzustellen, haben wir ein Zielvereinbarungssystem für unsere Führungskräfte etabliert, das es erlaubt, aus den übergeordneten strategischen Zielen persönliche Ziele abzuleiten. Um den jeweiligen Erfolgsbeitrag zum Gesamtunternehmenserfolg objektiv zu messen, nutzen wir unternehmensübergreifende Kennziffern, die eine Erfolgskontrolle ermöglichen und somit auch Bestandteil für die Vergütung unseres Führungskreises sind.

Dauerhafte Positionierung als überdurchschnittlich profitable Rückversicherungsgruppe

Operative versicherungstechnische Risiken

Von besonderer Bedeutung für Rückversicherungsunternehmen sind die operativen versicherungstechnischen Risiken. Das versicherungstechnische Risiko besteht primär darin, dass für das Versicherungsgeschäft wesentliche Zahlungsströme von ihrem Erwartungswert abweichen können. Mögliche Ursachen hierfür sind z. B. unrichtige Kalkulationsannahmen, Fehleinschätzungen des Schadenverlaufs, insbesondere im Hinblick auf das so genannte Zufalls- und Änderungsrisiko oder auch Unzulänglichkeiten in der Kumulkontrolle.

Im Hinblick auf das Prämien-/Leistungsrisiko in der Schaden-Rückversicherung betrachten wir auch die kombinierte Schaden-/Kostenquote im Zeitablauf. Dies erfolgt mit und ohne Berücksichtigung der Naturkatastrophenquote (Naturkatastrophenschäden >5 Mio. EUR brutto für den Anteil des Hannover Rück-Konzerns in Prozent der Prämieneinnahmen).

Bestmögliche Verzinsung des von Aktionären zur Verfügung gestellten Eigenkapitals

Kombinierte Schaden-/Kosten- und Naturkatastrophenquote

in %	2001	2000	1999	1998	1997*	1996*	1995*	1994*	1993*	1992*
Schaden-/Kostenquote	116,5	107,8	111,1	108,1	99,5	100,4	98,4	97,2	102,2	106,4
davon Naturkatastrophen	0,8	1,2	7,7	1,1	0,6	-	2,0	2,0	0,8	5,2

* auf HGB-Basis

80 % unserer Retrozessionäre mit A-Rating oder besser klassifiziert

Um den versicherungstechnischen Risiken zu begegnen, verfügen wir über vielfältige Regularien. Dazu gehört in der Personen-Rückversicherung die Anwendung abgesicherter biometrischer Berechnungsgrundlagen mit statistisch ausreichenden Sicherheitsmargen. Beispielsweise wird das Morbiditätsrisiko (z. B. bei Kranken-, Critical Illness- oder Invaliditätsrisiken) durch aktuarielle Untersuchungen des Morbiditätsverlaufs eingeschätzt und überwacht.

In der Schaden-Rückversicherung überprüfen wir die Schadenreserven aktuariell. Die für dieses Segment zusätzlich gebildete Spätschadenreserve ist in Höhe von 965 Mio. EUR zu einem auf US GAAP-Basis mehr als ausreichenden Konfidenzniveau gebildet worden. Die Reserve wird für die Sparten Haftpflicht, Kraftfahrt und Sach nach regionaler Einteilung und für die Sparten Transport, Luftfahrt und Kredit in Summe gerechnet und gestellt. Insgesamt werden in 55 Teilsegmenten auf der Basis von statistischen Abwicklungsdreiecken und aktuariellen Methoden (Chain Ladder inklusive Tail-Schätzungen) die erwarteten Endschadenquoten berechnet. Der zu stellende Spätschadenreservebedarf ergibt sich als Produkt (Endschadenquote multipliziert mit kumulierter verdienter Prämie) abzüglich geleisteter Schadenzahlungen und gemeldeter Zedentenreserven.

Ein anderes wesentliches Instrument der Risikobegrenzung ist die Retrozession. Das von uns übernommene Geschäft verbleibt nicht immer vollständig im Selbstbehalt, sondern wird nach Bedarf retrozediert. Übernommene Risiken werden daraufhin überprüft, inwieweit sie im gegebenen Portefeuille den Ausgleich im Kollektiv verbessern. Entsprechend werden die Selbstbehalte bestimmt bzw. unsere Retrozessionen gestaltet. Risiken ergeben sich vornehmlich dadurch, dass Prämien immer zu Beginn der Vereinbarung zu zahlen sind, jedoch bis zur Inanspruchnahme unserer Retrozessionäre und der damit verbundenen Kollektierung von Schäden lange Zeiträume vergehen können. Dies birgt das Risiko, dass Retrozessionäre ausfallen können. Bei der Retrozession ist es daher unerlässlich, eine sorgfältige Auswahl unserer Rückversicherer in Hinblick auf deren langfristige Bonität vorzunehmen.

Im Durchschnitt der letzten Jahre wurden unsere Retrozessionäre zu mehr als 80 % mit einem so genannten Investmentgrade-Rating klassifiziert; ganz überwiegend mit A oder besser. Hierbei muss allerdings hinzugefügt werden, dass die übrigen Retrozessionäre nicht sämtlich als Sub-Investment-Grade zu klassifizieren sind, sondern vielfach kein Rating haben, da sie Rückversicherung nur in geringem Umfang bzw. nicht mehr betreiben.

Bei der Beurteilung unserer Retrozessionäre richten wir uns nach den Einschätzungen der international anerkannten Ratingagenturen, ergänzt durch eigene Analysen auf Basis unseres Marktwissens und Bilanzanalysen. Für die wesentlichen Gesellschaften des Hannover Rück-Konzerns wurde dem Ausfallrisiko von Abrechnungsforderungen durch Abschreibungen in Höhe von 0,02 % im Jahr 1999, 0,03 % im Jahr 2000 und 0,04 % im Jahr 2001 auf den Forderungsbestand Rechnung getragen.

Operative Kapitalanlagerisiken

Durchgängiges Prinzip unserer Kapitalanlagetätigkeit ist es, einen optimalen Beitrag zum betriebswirtschaftlichen Ergebnis zu erwirtschaften. Dies wird primär durch ein auch mit aktuarischen Modellen unterlegtes fundiertes Asset Liability Management erreicht. Die Risiken im Kapitalanlagebereich umfassen insbesondere das Markt-, das Bonitäts- sowie das Liquiditätsrisiko. Für die Hannover Rück-Gruppe bestehen konzernweit gültige Kapitalanlagerichtlinien, deren Einhaltung laufend überwacht wird. Ein wesentlicher Baustein des Risikomanagements ist zudem das bis zur Ebene der Geschäftsleitung angewandte Prinzip der Funktionstrennung zwischen Handel, Abwicklung und Risikocontrolling. Den Risiken im Kapitalanlagebereich begegnen wir mit einer Vielzahl effizienter Steuerungs- und Kontrollmechanismen, die sich an den vom Bundesaufsichtsamt für das Kreditwesen für den Wertpapierhandel erlassenen Vorschriften orientieren.

Der Zeitwert unserer Wertpapiere würde sich unter folgenden Annahmen zum Bilanzstichtag wie folgt entwickeln:

Portefeuille	Szenario	Bestandsveränderung auf Marktwertbasis in TEUR
Aktien	Aktienkurse -20 %	-270 204
Festverzinsliche Wertpapiere	Renditeanstieg +1%-Punkt	-329 769
Festverzinsliche Wertpapiere	Renditerückgang -1%-Punkt	340 073

Nach Rating-Klassen setzen sich die festverzinslichen Wertpapiere wie folgt zusammen

Rating	Staatsanleihen		Unternehmensanleihen		Sonst. festverzinsliche Wertpapiere	
	in %	in TEUR	in %	in TEUR	in %	in TEUR
AAA	80,9	2 823 990	36,8	1 292 499	65,0	1 138 153
AA	17,0	593 178	28,3	995 845	6,5	113 297
A	1,3	44 513	21,5	754 725	15,9	279 109
BBB	0,6	19 984	10,1	356 015	1,2	20 957
< BBB	0,2	5 973	3,3	116 056	11,4	199 549
Gesamt	100,0	3 487 638	100,0	3 515 140	100,0	1 751 065

Operationale Risiken

Unter operationalen Risiken verstehen wir unerwartete Verluste, die auf betriebliche Risiken wie menschliches Versagen, kriminelle Energie, mangelhafte Kontrollen oder organisatorische Defizite zurückzuführen sind. Auch der Ausfall technischer Einrichtungen, insbesondere der Datenverarbeitungs-Infrastruktur und der damit verbundenen Verfügbarkeit der Anwendungen, stellt ein wesentliches Risiko für unser Unternehmen dar. Um diese Risiken zu minimieren, investieren wir konsequent in die Verbesserung der Sicherheit und Verfügbarkeit der Informationstechnologie. Dazu gehören zum Beispiel der umfassende Einsatz von Virenschutz- und Filter-Software sowie Maßnahmen zur Optimierung der Netzwerkstabilität. Um auch weiterhin den hohen Anforderungen an die Sicherheit in der Informationsverarbeitung gerecht zu werden, haben wir für die Hannover Rück-Gruppe zur Koordinierung aller sicherheitsrelevanten IT-Themenstellungen die Funktion eines Verantwortlichen für Informations- und IT-Sicherheit (IT-Security Officer) geschaffen.

Einschätzung der Risikolage

Die zwei führenden Ratingagenturen für die Erst- und Rückversicherungswirtschaft, Standard & Poor's und A.M. Best, haben uns über einen Zeitraum von mehr als zehn Jahren in die jeweils zweithöchste Ratingkategorie AA („Very Strong") bzw. A+ („Superior") eingestuft. Dies bedeutet, das unser ökonomisches Kapital mindestens um 50 % höher ist als das erforderliche Kapital nach den Berechnungen von Standard & Poor's. Im Hinblick auf die zunehmenden Qualitätsanforderungen in der Erst- und Rückversicherungswirtschaft kommt den für unsere Branche einschlägigen Ratings eine gesteigerte Bedeutung zu.

Nach unseren derzeitigen Erkenntnissen sehen wir keine Risiken, die den Fortbestand unseres Unternehmens kurz- oder mittelfristig gefährden oder die Vermögens-, Finanz- und Ertragslage wesentlich und nachhaltig beeinträchtigen könnten.

Personal

Enge Verzahnung von Konzern- und Personalstrategie

Personalentwicklung als Ausweis unseres Wachstums

Die enge Verzahnung von Konzern- und Personalstrategie wurde im Berichtsjahr fortgesetzt und hat neue Maßstäbe für das Human Resources-Management in unserem Konzern gesetzt. Der Personalbereich leistet heute einen wichtigen Beitrag zur Wertsteigerung und fördert durch die strategische Ausrichtung der Personalarbeit die zukünftige Entwicklung des Konzerns. Die Reformen im Bereich der Personalsysteme, wie etwa die Einführung eines marktorientierten und leistungsfördernden Entlohnungssystems für die Führungskräfte, sind darauf angelegt, den langfristigen Wertbeitrag der Mitarbeiter* zum Konzernerfolg zu sichern.

Die Zahl der Mitarbeiter im Konzern ist im Berichtsjahr um 17 % auf 1.780 (1.528) gestiegen. Damit haben wir uns um 252 Mitarbeiter verstärkt. Wie der Tabelle entnommen werden kann, stand hierbei der weitere Ausbau der internationalen Organisation im Vordergrund.

Die Belegschaftsanteile haben sich zwischen den Unternehmensbereichen merklich verschoben. So war ein Personalzuwachs vor allem an den Standorten und in den Geschäftsbereichen zu verzeichnen, an denen es die Marktchancen und die Nähe zu unseren Kunden erforderlich machten.

Der Personalbestand innerhalb der Zentrale in Hannover hat sich im gleichen Zeitraum um 7 % auf 707 Mitarbeiter erhöht.

Die Gesamtentwicklung folgt unserem Anspruch, unsere Gruppe in den einzelnen Märkten systematisch ziel- und ergebnisorientiert wachsen zu lassen; mittlerweile arbeitet der deutlich größere Teil unserer Belegschaft im Ausland.

Angestellte Mitarbeiter nach Ländern

Land	2001			2000
	Gesamt	männlich	weiblich	
Deutschland	707	347	360	661
USA	595	263	332	430
Südafrika	152	66	86	134
Schweden	77	31	46	81
Großbritannien	59	28	31	49
Australien	39	16	23	41
Frankreich	31	13	18	27
Malaysia	27	12	15	26
Irland	23	12	11	12
Mexiko	21	13	8	21
China	15	7	8	15
Italien	11	6	5	13
Spanien	6	2	4	6
Japan	5	4	1	6
Bermuda	5	3	2	–
Taiwan	4	1	3	3
Kanada	3	1	2	3
Gesamt	1780	825	955	1 528

* der Begriff „Mitarbeiter" steht für weibliche und männliche Angestellte

Antwort auf die globalen Herausforderungen

Die internationale Zusammenarbeit in unserem Konzern wurde durch gemeinsame Projekte weiter verstärkt. Unser Ziel ist es, mehr Mitarbeitern internationale Erfahrungen zu vermitteln, die in unserer globalisierten Geschäftswelt unabdingbar ist. Merklich gestiegen ist daher auch die Zahl der innerhalb des Konzerns entsandten Mitarbeiter. Sie wird sich im laufenden Jahr voraussichtlich annähernd verdoppeln. Allein für den Aufbau unseres Kompetenzzentrums für nichtproportionale Katastrophenrückversicherung in Bermuda wurden fünf Mitarbeiter aus Hannover entsandt. Die im Rückversicherungsgeschäft geforderte Internationalität wird auf diese Weise mit Leben erfüllt. Austausch und gemeinsame Projekte – Länder und Kulturen übergreifend – kommen der Vernetzung unserer Organisation zugute und verbessern die Zusammenarbeit und das Verständnis für die gemeinsamen Zielsetzungen.

Mitarbeiterentsendungen ins Ausland verdoppelt

Die internationale Aufstellung erfordert internationale Personalinstrumente

Neben den international durchgeführten Stellenbewertungen und -beschreibungen haben wir erstmals für das Berichtsjahr die Zielvereinbarungen unserer Führungskräfte weltweit nach einheitlichen Vorgaben festgelegt. Schwerpunkte dieser Zielvereinbarungen sind die aus der Unternehmensstrategie abgeleiteten finanziellen Zielvorgaben. Hinzu kommen individuelle Ziele. Damit haben wir einen weiteren wichtigen Meilenstein in der Einführung unseres weltweit einheitlichen Steuerungssystems etabliert.

Die variable Vergütung unserer Führungskräfte orientiert sich an den kurzfristigen operativen Zielen einerseits und – durch die Einführung eines virtuellen Aktienoptionsplans und dessen langfristig angelegten Verdienstchancen – an der langfristigen Entwicklung der gesamten Gruppe andererseits. Damit stellen wir die Gewinnerzielung und die Kursentwicklung unserer Aktie in den Vordergrund unseres Denkens und Handelns.

Führungskräfteentwicklung

Ein Vergütungsmanagement mit seinen Bestandteilen Leistung und Entwicklung muss zum einen den Führungskräften die Möglichkeit geben, eigene Stärken und Schwächen und Handlungsnotwendigkeiten in den Arbeitsbereichen zu erkennen und an diesen zu arbeiten; zum anderen sollten Mitarbeiter die Chance haben, Feedback zu geben, um den optimalen Rahmen für ihre Aufgabenerfüllung zu erhalten. Um die Führungskräfte in der Entwicklung ihres Bereiches und ihrer Person zu unterstützen, starteten wir im Berichtsjahr einen 270°-Feedback-Prozess. Hierbei beurteilte zunächst die zweite Führungsebene die auf sie wirkenden Einflüsse des Gesamtvorstands; jede Führungskraft erhielt dann durch den Vorstand ein Feedback über ihren Beitrag zum Unternehmensergebnis. Diese bildet einen weiteren wichtigen Baustein auf dem Weg zu einem konzernweiten Vergütungssystem, das eine in sich schlüssige und vergleichbare Grundlage hat.

Nachwuchsförderung

Die wachsenden Aufgaben unseres international aufgestellten Konzerns können nur erfüllt werden, wenn der Nachwuchs systematisch auf- und ausgebaut wird. Der Kontakt zu den für uns relevanten Universitätslehrstühlen sowie Fachbereichen der Fachhochschulen wurde im Berichtsjahr weiter ausgebaut. Studenten gewähren wir Praktika in diversen Unternehmensbereichen und unterstützen Diplomanden in rückversicherungsrelevanten Themenstellungen durch entsprechende Stipendien.

Aktives Hochschulmarketing integriert

Von der Simulation zum realen Geschäft

Unternehmensplanspiel ab 2002 auch im Ausland geplant

Das im Jahr 2000 entwickelte und weiter verbesserte Unternehmensplanspiel wurde mehrfach erfolgreich durchgeführt und wird nun auch international eingesetzt. In dem Planspiel werden komplexe Zusammenhänge der Versicherungsmärkte simuliert. Die Marktdynamik und die Konsequenzen aus Managemententscheidungen werden real erfahrbar gemacht. Die Interaktivität des Spiels fördert die Lernerfahrung. Im laufenden Jahr ist ein Durchgang mit Mitarbeitern und Zedenten in Südafrika geplant.

Internes Personalmarketing

Via Intranet bieten wir unseren Mitarbeitern einen transparenten internen Stellenmarkt; sie können sich über offene Stellen gezielt informieren. Der internationale Ausbau des Intranets fördert den Zugang interner Bewerbungen zwischen allen Ländern und Bereichen.

Dank an die Belegschaft

Wir danken allen Mitarbeitern für ihr persönliches Engagement und ihre Einsatzbereitschaft. Mit ihrer Tatkraft wurde es möglich, die besonderen Herausforderungen des Jahres 2001 zu meistern. Dem Betriebsrat und dem Sprecherausschuss der Zentrale danken wir für die vertrauensvolle und konstruktive Zusammenarbeit.

Ausblick

Konjunkturelle Erholung für 2002 erwartet

Es ist davon auszugehen, dass es im Laufe des ersten Halbjahres 2002 zu einer leichten Belebung der wirtschaftlichen Entwicklung kommt. In den USA dürfte die Produktion wieder merklich zunehmen. Dagegen ist in Japan im Verlauf des Jahres 2002 nur mit einem sehr schwachen Wachstum zu rechnen. Im Euroraum wird eine konjunkturelle Erholung erwartet; Impulse könnten dabei von den USA ausgehen. Insgesamt sollte sich die Weltkonjunktur im Laufe des Jahres 2002 merklich beleben, wenngleich die Dynamik geringer ausfallen dürfte als im vorangegangenen Aufschwung.

Die wirtschaftliche Entwicklung in Deutschland verläuft unverändert schwächer als in der Mehrzahl der Staaten des Euroraums. Insbesondere fehlen der Binnenkonjunktur die nötigen Impulse. Das Bruttoinlandsprodukt in Deutschland dürfte so um lediglich ca. 0,75 % wachsen.

Den Prognosen zufolge ist damit zu rechnen, dass die Europäische Zentralbank die Leitzinsen bis zum Sommer 2002 auf dem derzeitigen Niveau belässt. Die kurz- und mittelfristigen Kapitalmarktzinsen dürften im Verlauf des Jahres im Zuge der konjunkturellen Erholung in den Vereinigten Staaten und in Europa wieder steigen. Für den Euro ist eine leichte Aufwertung zu erwarten.

Schaden-Rückversicherung

Die Anschläge auf die USA haben nicht nur das Jahr 2001 stark beeinflusst und zu einer äußerst enttäuschenden Ergebnissituation geführt. Die Auswirkungen der Terroranschläge werden in der Schaden-Rückversicherung auch in den kommenden Jahren zu spüren sein: Die Rückversicherungswirtschaft hat im Berichtsjahr weltweit nennenswertes Kapital eingebüßt. Auch nach Berücksichtigung diverser Kapitalerhöhungen und Neugründungen ist zu erkennen, dass das Be-

richtsjahr zu einem deutlichen Kapazitätsverlust führte.

Somit steht die Schadenversicherung zukünftig unter dem Eindruck geringerer Rückversicherungskapazitäten und stark gestiegener Raten vor allem im Bereich der Sachsparten. Die Vertragserneuerung für das Jahr 2002 verlief für uns ausgesprochen erfolgreich. Nach den substanziellen Verlusten im Berichtsjahr, aber auch der Vorjahre, kehrt die Schaden-Rückversicherung mit deutlichen Ratenerhöhungen und Konditionsverbesserungen auf vielen Märkten zurück zur Profitabilität.

Dies zeigt sich insbesondere auf Märkten, die durch die Ereignisse des 11. September stark getroffen wurden. Unser Zentralbereich für Spezialgeschäfte (Luftfahrt, Transport und das Rückversicherungsgeschäft des Londoner Marktes – alle hatten massive Verluste erlitten.) plant für das Jahr 2002 eine Ausweitung des Geschäftsvolumens um durchschnittlich 150 %. In einigen Bereichen unseres Luftfahrtgeschäftes gehen wir von einer Verzehnfachung unseres Prämienvolumens aus. Wir erwarten eine stärkere Profitabilität des Geschäftes aus der Reduzierung des Risikos in vielen Teilbereichen der Schaden-Rückversicherung zu gleichen oder sogar zu erhöhten Raten.

Des weiteren erwarten wir eine Reduzierung des Risikos im Bereich der Terrordeckungen: In der Vergangenheit mehr oder weniger prämienfrei eingeschlossene Risiken führten nach den Ereignissen des 11. September zu hohen zusätzlichen Prämieneinnahmen. Nach den Anschlägen auf die USA wurden spezielle Terrordeckungen aufgelegt, die es in dieser Form in der Vergangenheit nicht gab. Wir haben bereits kurz nach den Anschlägen erkannt, dass diese Deckungen zu sehr attraktiven Konditionen angeboten wurden und waren einer der ersten Rückversicherer, der sich an diesen Deckungen beteiligt hat.

Schaden-Rückversicherung geprägt von deutlicher Marktverhärtung

Ferner haben wir uns zusammen mit namhaften Versicherungs- und Rückversicherungsunternehmen im April dieses Jahres an der Gründung eines Spezialversicherers für Sachschäden aus terroristischen Anschlägen mit Sitz in Luxemburg (Special Risk Insurance and Reinsurance Luxembourg S.A.) beteiligt. Dieser Versicherer wird die aus den Ereignissen des 11. September resultierenden Deckungslücken im Bereich der Terrorismusrisiken decken. Versicherungsschutz wird diese Gesellschaft für in Europa liegende Anlagen anbieten.

Auch Sparten, die vollkommen unbeeinflusst von den Terroranschlägen waren, wiesen in der Erneuerungsphase 2002 deutliche Ratenerhöhungen und Konditionsverbesserungen auf. Nachdem die Situation beispielsweise im amerikanischen Haftpflichtgeschäft über Jahre unattraktiv war, führte die Erneuerung unserer Portefeuilles zu sehr deutlichen Prämienerhöhungen.

Schäden aus Terroranschlägen sollen in spätestens drei Jahren zurückverdient werden

Des Weiteren führte der Rückzug von Wettbewerbern in bestimmten Bereichen zu einer Verknappung der Kapazität. So werden wir auf Grund dieser Entwicklung im Bereich der Kredit- und Kautionsversicherung um rund 40 % wachsen.

Die bisher getätigten Abschlüsse der Erneuerungssaison 2002 lassen somit auf eine starke Erhöhung der Profitabilität dieses Geschäftsfeldes schließen. Wir gehen davon aus, dass wir die Verluste aus den Terroranschlägen des 11. September 2001 – unterstellt, dass der Großschadenanfall dem langjährigen Durchschnitt entspricht – in weniger als drei Jahren zurückverdienen werden.

Personen-Rückversicherung

In der Personen-Rückversicherung wollen wir mittelfristig Rang drei auf dem Weltmarkt einnehmen. Dieses Ziel werden wir mit einem durchschnittlichen jährlichen Wachstum zwischen 10 und 20 % erreichen. Primär werden wir weiterhin versuchen, organisch zu wachsen.

Mittelfristig Rang drei weltweit angestrebt

Nach wie vor werden wir uns auf unsere Kernmärkte in Deutschland, Großbritannien, Frankreich, Italien, die USA, Südafrika, Malaysia, Australien und China konzentrieren. Unser Fokus liegt auch zukünftig auf dem nicht traditionellen

Fokus auf nicht-traditionellem Geschäftsmodell

Geschäftsmodell des Finanzierungsrückversicherers („Stochastischer Banker"). Wir versuchen, mit diesen Produkten weiterhin auf die gesamte finanzielle Situation unserer Kunden einzugehen. Wir gehen davon aus, dass die Einführung der so genannten „Riester-Rente" in Deutschland und das weitere Wachstum im Bereich der Fondsgebundenen Lebensversicherung in Kontinentaleuropa zu einem großen Finanzierungsbedarf bei unseren Kunden führen wird und uns Wachstumschancen bietet.

Des Weiteren werden wir nach wie vor Erstversicherungsunternehmen bei der Etablierung neuer Produkte in Form von Produktpartnerschaften behilflich sein. Wir stehen den Erstversicherern bei der Entwicklung und Finanzierung dieser neuen Produkte zur Seite. Unterstützungsmöglichkeiten sehen wir vor allem in schnell wachsenden Märkten.

Um unseren Erfolg zu optimieren, haben wir ein „Relationship-Marketing" entwickelt. Es soll dazu beitragen, unsere zukünftig Erfolg versprechendsten Kunden und deren Bedürfnisse zu identifizieren; unsere Kapazitäten richten wir darauf aus.

Für das laufende Geschäftsjahr erwarten wir eine unverändert günstige Marktsituation auf den Personen-Rückversicherungsmärkten der Hannover Life Re. Die Refokussierung unseres Portefeuilles auf Leben- und Rentenprodukte wird die Ertragssituation der Hannover Life Re nachhaltig stärken. Mittelfristig streben wir eine Umsatzrendite in Höhe von 5,0 % an.

Programmgeschäft

Etablierung des Programmgeschäftes in Europa wird voranschreiten

Im Programmgeschäft werden wir bei der Clarendon unsere operative Neuausrichtung weiterführen. Dies bedeutet, dass wir in Zukunft weiterhin ein auf die Profitabilität des Bruttogeschäftes abgestelltes Underwriting betreiben. Insofern gehen wir davon aus, dass sich unsere Ergebnisse gravierend verbessern werden. Parallel dazu wird die Clarendon unseren Selbstbehalt substanziell erhöhen. Das Altgeschäft werden wir weiterhin sehr kritisch beobachten und auch zukünftig auf nicht profitables Geschäft verzichten.

Unsere Marktführerschaft im amerikanischen Markt werden wir bedingt durch die dezimierte Wettbewerbssituation ausbauen können.

Die ICH wird sich im laufenden Jahr – nachdem das Acceptance-Team nun in die Organisation integriert wurde – konsequent weiterentwickeln. Wir werden weiterhin lediglich sehr ausgesuchtes Geschäft zeichnen.

Nachdem die Inter Hannover im Berichtsjahr bereits eine enorme Steigerung der Prämien wie auch des Ergebnisses verzeichnen konnte, gehen wir für 2002 von einer anhaltend positiven Entwicklung aus. Wir werden in Europa versuchen, das Programmgeschäft weiter zu etablieren. Im Vordergrund steht für uns der Aufbau neuer Geschäftsverbindungen, die die Anforderungen unseres Geschäftsmodells erfüllen.

Insgesamt sollte sich – eine normale Entwicklung unterstellt – die Ergebnissituation im Programmgeschäft im laufenden Jahr weiter verbessern.

Finanz-Rückversicherung

Ausbau unserer strategischen Position mit Hilfe risikoorientierter Produkte

Der starke Preisanstieg in der traditionellen Rückversicherung lässt das Interesse an der Finanz-Rückversicherung steigen. Dies wird in der Zukunft zu einer Erweiterung unseres Kundenstamms und zu einer Diversifizierung unserer Produktpalette führen. Hier werden wir auch im Bereich risikoorientierter Produkte, die zu höheren Margen gezeichnet werden, die Ertragskraft des Geschäftsfelds steigern. Diese Entwicklungen werden stark dazu beitragen, unsere strategi-

sche Position im Weltmarkt auszubauen. Positiv wirkt ebenso die aktuelle Diskussion zum Thema Finanz-Rückversicherung. Diverse Aufsichtsbehörden beschäftigen sich intensiv mit diesem Thema und tragen zum Verständnis für diese Produkte bei. Dies schafft Nachfrage vor allem in den sich entwickelnden Märkten.

Die Wettbewerbssituation in diesem Segment verbessert sich stark, da nach den Ereignissen des 11. September einige Anbieter aus dem Markt ausgeschieden sind.

Wir werden in Zukunft verstärkt an der Diversifizierung unseres Portefeuilles arbeiten. Nach wie vor ist der Anteil des US-amerikanischen Geschäfts dominierend. Die rasante Prämienentwicklung der Vergangenheit wird sich verlangsamen. Mittel- bis langfristig sehen wir die Gewinnmarge bei rund 3 % der Nettoprämie. Diese erhöhte Marge ergibt sich aus der Tendenz hin zu risikoreicheren Transaktionen, deren Risikograd allerdings nach wie vor nicht mit Transaktionen des Segmentes Schaden-Rückversicherung zu vergleichen ist. Ferner gibt es eine Tendenz zu Produkten, die einen Schutz für die Gesamtbilanz bieten. Diese Produkte umfassen nicht ausschließlich das versicherungstechnische Ergebnis, sondern beinhalten ebenso eine Absicherung des Kapitalanlagerisikos. Wir beschäftigen uns zurzeit mit der Entwicklung derartig ganzheitlicher Rückversicherungslösungen.

Gesamtgeschäft

Auf Basis unserer Erwartungen für unsere vier strategischen Geschäftsfelder rechnen wir insgesamt mit einem deutlich zweistelligen Wachstum unserer Bruttoprämie. Unsere Diversifizierung wird sich in diesem harten Markt zu Gunsten der Schaden-Rückversicherung verändern. Hier sollte das versicherungstechnische Ergebnis – einen normalen Schadenverlauf unterstellt – nach heutiger Kenntnis sehr zufriedenstellend ausfallen.

Unser Kapitalanlageergebnis ist naturgemäß schwer vorherzusagen. Die Talsohle an den Aktienmärkten scheint durchschritten, ebenso erholen sich die Leitzinssätze. Trotzdem ist kaum damit zu rechnen, dass das Ergebnis aus dem Abgang von Kapitalanlagen der Vorjahre im laufenden Jahr erreicht werden kann. Durch die steigenden Kapitalanlagebestände wird das ordentliche Kapitalanlageergebnis zunehmen, so dass wir insgesamt mit einem Kapitalanlageergebnis auf Vorjahres-Niveau rechnen.

Das Vorsteuerergebnis sollte – bedingt durch die Erwartungen im Bereich der Versicherungstechnik und normale Verhältnisse bezüglich des Großschadenanfalls und der Kapitalmarktbedingungen unterstellt – deutlich steigen. Entsprechend wird sich das Nachsteuerergebnis aus heutiger Sicht sehr erfreulich darstellen.

Außerordentlich gutes versicherungstechnisches Ergebnis

Zusammenfassend sehen wir uns – nach den erfolgreichen Kapitalmaßnahmen der letzten zwölf Monate – hervorragend positioniert, so dass wir insbesondere die Marktchancen in der Schaden-Rückversicherung überproportional nutzen und unseren Marktanteil ausbauen werden. Unser Ergebnis je Aktie sollte trotz der Kapitalerhöhung im Dezember 2001 im Vergleich zum um Sondereffekte aus der Steuerberechnung bereinigten Ergebnis des Jahres 2000 deutlich steigen.

Marktchancen überproportional genutzt

Hinsichtlich der Kapitalausstattung ist es unser Ziel, unser AA-Rating mit stabilem Ausblick zu stärken. Mit diesem Rating sind wir im Wettbewerb optimal positioniert. Die Erneuerung für 2002 hat gezeigt, dass unsere Kapitalstärke einen klaren Wettbewerbsvorteil darstellt. Bereits in den ersten Monaten des Jahres 2002 haben wir erfolgreich eine weitere Risikoverbriefung (Securitisation) verwirklichen können. Dieser Transfer von versicherungstechnischen Risiken – vor allem bestehend aus dem Bereich der Naturkatastrophen und des Luftfahrtgeschäftes – stärkt unsere Eigenkapitalsituation nachhaltig.

Mit AA-Rating optimal positioniert



James Rizzi, Künstler

e Zwillingstürme des World de Centers waren so bedeu- gsvoll für New York City und für n Schaffen, da ich weniger als en Kilometer von ihrem Standort e. Diese Katastrophe hat mich sönlich getroffen; viele New Yor- Feuerwehrmänner, mit denen aufgewachsen war, kamen in n Angriff um. Die Welle der Hilfs- eitschaft, der Zusammenhalt l Patriotismus aller Amerikaner d die Terroristen besiegen. New k City wird Dreh- und Angel- nkt der Welt bleiben."

HRESABSCHLUSS *des Hannover Rück-Konzerns*

HRESABSCHLUSS *des Hannover Rück-Konzerns*

71

KONZERNBILANZ *zum 31. Dezember 2001*

Aktiva in TEUR	Anhang	2001	2000
Festverzinsliche Wertpapiere – Dauerbestand	5.1	284 070	267 031
Festverzinsliche Wertpapiere – dispositiver Bestand	5.1	8 422 878	6 518 580
Festverzinsliche Wertpapiere – Handelsbestand	5.1	46 895	40 869
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand	5.1	1 021 451	1 593 969
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – Handelsbestand	5.1	8 879	–
Grundstücke, grundstücksgleiche Rechte und Bauten *einschließlich der Bauten auf fremden Grundstücken*	5.1	311 207	228 540
Sonstige Kapitalanlagen	5.1	578 578	593 415
Kurzfristige Anlagen	5.1	622 569	475 849
Gesamte Kapitalanlagen ohne laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand		11 296 527	9 718 253
Laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand		830 659	482 262
Kapitalanlagen		12 127 186	10 200 515
Anteil der Rückversicherer an der Rückstellung für Prämienüberträge	5.2	910 068	823 915
Anteil der Rückversicherer an der Deckungsrückstellung	5.2	493 650	254 696
Anteil der Rückversicherer an der Rückstellung für noch nicht abgewickelte Versicherungsfälle	5.2	6 758 763	3 532 690
Anteile der Rückversicherer an sonstigen Rückstellungen	5.2	113 017	6 392
Abgegrenzte Abschlusskosten	5.2	1 196 459	714 427
Abrechnungsforderungen		3 148 683	3 296 030
Depotforderungen		7 150 799	3 995 706
Geschäfts- und Firmenwert	5.4	263 258	266 066
Sonstige Vermögensgegenstände	5.13	291 574	275 591
Abgegrenzte Zinsen und Mieten		194 137	131 574
		32 647 594	23 497 602

Passiva in TEUR	Anhang	2001	2000
Rückstellung für noch nicht abgewickelte Versicherungsfälle	5.2	18 859 679	12 782 710
Deckungsrückstellung	5.2	3 908 584	3 043 573
Rückstellung für Prämienüberträge	5.2	2 312 432	1 608 381
Rückstellungen für Gewinnanteile	5.2	144 228	114 243
Sonstige versicherungstechnische Rückstellungen	5.2	35 323	22 117
Abrechnungsverbindlichkeiten		1 336 760	1 378 184
Depotverbindlichkeiten		1 744 536	817 609
Depotverbindlichkeiten aus Finanzierungsgeschäften		261 250	109 773
Ausgleichsposten für Anteile der anderen Gesellschafter	5.9	307 811	294 134
Andere Verbindlichkeiten	5.13	460 673	307 740
Steuerverbindlichkeiten	5.5	99 070	171 955
Rückstellung für latente Steuern	5.5	588 555	741 102
Begebene Anleihen	5.8	797 148	415 105
Genussrechtskapital	5.8	119 517	117 597
Verbindlichkeiten		30 975 566	21 924 223
Eigenkapital			
Gezeichnetes Kapital	5.9	82 799	75 493
Nominalwert 82 799 Genehmigtes Kapital 13 461			
Kapitalrücklagen		388 816	201 794
Kumulierte, nicht ergebniswirksame Eigenkapitalanteile			
Nicht realisierte Kursgewinne/-verluste aus Kapitalanlagen abzüglich latenter Steuern	5.10	31 164	71 413
Gewinne und Verluste aus der Währungsumrechnung abzüglich latenter Steuern	5.10	-58 192	-8 800
Übrige kumulierte, nicht ergebniswirksame Eigenkapitalveränderungen	5.10	-15 893	864
Summe nicht ergebniswirksame Eigenkapitalanteile		-42 921	63 477
Gewinnrücklagen			
Anfangsbestand		1 232 615	900 630
Jahresüberschuss		11 084	364 880
Gezahlte Dividende		-69 990	-80 426
Sonstige Veränderungen		69 625	47 531
		1 243 334	1 232 615
Eigenkapital		1 672 028	1 573 379
		32 647 594	23 497 602

KONZERN-GEWINN- UND VERLUSTRECHNUNG *für die Zeit vom 1.1. bis 31.12.2001*

in TEUR	Anhang	2001	2000
Gebuchte Bruttoprämien		11 507 489	8 320 493
Gebuchte Rückversicherungsprämien		4 409 828	3 016 514
Veränderung der Bruttoprämienüberträge		-623 721	-216 922
Veränderung des Anteils der Rückversicherer an den Bruttoprämienüberträgen		22 119	123 127
Verdiente Prämien für eigene Rechnung		6 496 059	5 210 184
Ordentliche Kapitalanlageerträge	5.1	941 988	798 947
Realisierte Gewinne aus dem Abgang von Kapitalanlagen	5.1	190 006	251 168
Realisierte Verluste aus dem Abgang von Kapitalanlagen	5.1	134 053	70 524
Unrealisierte Gewinne und Verluste aus Kapitalanlagen	5.1	21 332	-4 402
Sonstige Kapitalanlageaufwendungen	5.1	73 567	106 509
Kapitalanlageergebnis	5.1	945 706	868 680
Sonstige versicherungstechnische Erträge		17 831	18 704
Erträge insgesamt		7 459 596	6 097 568
Aufwendungen für Versicherungsfälle	5.2	5 795 449	4 467 863
Veränderung der Deckungsrückstellung	5.2	297 973	37 494
Aufwendungen für Provisionen und Gewinnanteile	5.2	1 028 602	903 946
Sonstige Abschlusskosten	5.2	11 667	17 627
Sonstige versicherungstechnische Aufwendungen		79 869	71 468
Aufwendungen für den Versicherungsbetrieb		178 574	179 675
Versicherungstechnische Aufwendungen für eigene Rechnung		7 392 134	5 678 073
Ergebnis der normalen Geschäftstätigkeit		-67 462	419 495
Abschreibung des Geschäfts- und Firmenwerts (Goodwill)	5.4	13 377	11 679
Übriges Ergebnis	5.15	-943	-103 540
Ergebnis vor Steuern		53 142	304 276
Steueraufwand (in 2000 Steuerertrag)	5.5	17 505	129 025
Anderen Gesellschaftern zustehendes Ergebnis		-24 553	-68 421
Jahresüberschuss		11 084	364 880

in TEUR	Anhang	2001	2000
Nicht ergebniswirksame Veränderungen des Eigenkapitals	5.10		
Veränderungen der nicht realisierten Kursgewinne/ -verluste aus Kapitalanlagen		-40 249	22 680
Gewinn/Verlust aus Währungsumrechnungen		-49 392	-27 937
Übrige nicht ergebniswirksame Eigenkapitalveränderungen		-16 757	-2 091
Gesamt		-95 314	357 532
Ergebnis je Aktie	5.12		
Gewinn je Aktie in EUR		0,34	13,29
Bereinigter Gewinn je Aktie in EUR (modifiziert um Teileinzahlungen)		0,34	12,38

KAPITALFLUSSRECHNUNG 2001

in TEUR	2001	2000
I. Kapitalfluss aus laufender Geschäftstätigkeit		
Konzernergebnis nach Steuern	11 084	364 880
Abschreibungen/Zuschreibungen	54 434	88 502
Realisierte Gewinne/Verluste aus dem Abgang von Kapitalanlagen	-55 953	-180 644
Amortisationen	-2 650	-10 925
Veränderungen der Depotforderungen/-verbindlichkeiten	-2 179 236	-897 298
Veränderung der Rückstellungen für Prämienüberträge	603 500	77 205
Veränderung der Steuerforderungen/-verbindlichkeiten	-212 995	-228 831
Veränderung der Deckungsrückstellungen	569 958	679 796
Veränderung der Rückstellungen für noch nicht abgewickelte Versicherungsfälle	2 695 687	1 023 537
Veränderung der abgegrenzten Abschlusskosten	-482 738	-220 218
Veränderung der übrigen versicherungstechnischen Rückstellungen	-89 396	20 883
Veränderung der Abrechnungssalden	119 083	-605 279
Veränderung der sonstigen Vermögensgegenstände und Verbindlichkeiten	93 182	-567 173
Kapitalfluss aus laufender Geschäftstätigkeit	1 123 960	-455 565
Ertragsteuern	-97 620	-95 269
Zinszahlungen	-88 554	-96 205
II. Kapitalfluss aus Investitionstätigkeit		
Festverzinsliche Wertpapiere – Dauerbestand		
Fällige Papiere	15 705	11 924
Käufe	-31 745	-14 165
Festverzinsliche Wertpapiere – dispositiver Bestand		
Fällige Papiere, Verkäufe	3 377 429	1 803 328
Käufe	-4 986 378	-1 766 656
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand		
Verkäufe	831 694	562 338
Zukäufe	-400 488	-565 639
Andere Kapitalanlagen		
Verkäufe	312 654	306 625
Zukäufe	-300 176	-419 630
Verbundene Unternehmen und Beteiligungen		
Verkäufe	26 500	11 002
Neuerwerb	-53 939	-80 704
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken		
Verkäufe	1 094	–
Neuerwerb	-84 360	-7 148
Kurzfristige Kapitalanlagen		
Veränderung	-151 176	235 194
Übrige Veränderungen	-7 972	195 895
Kapitalfluss aus Investitionstätigkeit	-1 451 158	272 364

in TEUR	2001	2000
III. Kapitalfluss aus Finanzierungstätigkeit		
Veränderung der eigenen Anteile	-	230
Einzahlung aus Kapitalmaßnahmen	209 644	12 782
Veränderungen der Depotforderungen/-verbindlichkeiten aus Finanzierungsgeschäften	156 214	168 850
Gezahlte Dividende	-69 990	-80 426
Veränderung der begebenen Anleihen	350 646	-925
Andere Veränderungen	30 594	116 134
Kapitalfluss aus Finanzierungstätigkeit	677 108	216 645
IV. Währungskursdifferenzen	-1 513	11 552
Summe der Kapitalzu- und abflüsse (Summe I+II+III+IV)	348 397	44 996
Flüssige Mittel am Anfang der Periode	482 262	437 266
Veränderung der flüssigen Mittel laut Kapitalflussrechnung	348 397	44 996
Flüssige Mittel am Ende der Periode	830 659	482 262

SEGMENTBERICHTERSTATTUNG *zum 31. Dezember 2001*

In der nachfolgenden Tabelle haben wir die versicherungstechnischen Aktiva und Passiva zum 31. Dezember 2001 und 2000 nach Eliminierung der konzerninternen segmentübergreifenden Geschäftsvorfälle unseren Segmenten zugeordnet:

Aufteilung zu versicherungstechnischen Aktiva- und Passiva-Positionen

in TEUR	Schaden-Rückversicherung 2001	Schaden-Rückversicherung 2000	Personen-Rückversicherung 2001	Personen-Rückversicherung 2000
Aktiva				
Anteile der Rückversicherer an den Prämienüberträgen	135 664	112 460	503	359
Abgegrenzte Abschlusskosten (netto)	218 873	135 330	899 117	577 863
Anteile der Rückversicherer an den Deckungsrückstellungen	–	–	493 650	254 696
Anteile der Rückversicherer an den Schadenrückstellungen und sonstigen Rückstellungen	3 309 175	1 329 943	187 807	195 144
Depotforderungen	376 714	301 436	3 007 960	1 887 236
Gesamt	4 040 426	1 879 169	4 579 037	2 915 298
Passiva				
Schadenrückstellungen	10 120 457	7 497 745	1 087 888	952 999
Deckungsrückstellung	–	–	3 908 584	3 043 573
Rückstellung für Prämienüberträge	1 016 839	701 855	15 926	4 723
Übrige versicherungstechnische Rückstellungen	135 574	121 977	36 661	6 680
Depotverbindlichkeiten	735 653	403 926	331 418	347 076
Gesamt	12 008 523	8 725 503	5 380 477	4 355 051

Programmgeschäft 2001	Programmgeschäft 2000	Finanz-Rückversicherung 2001	Finanz-Rückversicherung 2000	Gesamt 2001	Gesamt 2000
773 901	673 482	–	37 614	910 068	823 915
86 879	-262	1 590	1 496	1 196 459	714 427
–	–	–	–	493 650	254 696
2 540 021	1 876 231	834 777	137 764	6 871 780	3 539 082
34 693	63 159	- 3 731 432	1 743 875	7 150 799	3 995 706
3 435 494	2 612 610	4 567 799	1 920 749	16 622 756	9 327 826
3 107 002	2 175 503	4 544 332	2 156 463	18 859 679	12 782 710
–	–	–	–	3 908 584	3 043 573
1 153 976	792 972	125 691	108 831	2 312 432	1 608 381
2 841	–	4 475	7703	179 551	136 360
309 520	8 040	367 945	58 567	1 744 536	817 609
4 573 339	2 976 515	5 042 443	2 331 564	27 004 782	18 388 633

SEGMENTBERICHTERSTATTUNG *zum 31. Dezember 2001*

Aufteilung der Gewinn- und Verlustrechnung

in TEUR	Schaden-Rückversicherung 2001	Schaden-Rückversicherung 2000	Personen-Rückversicherung 2001	Personen-Rückversicherung 2000
Gebuchte Bruttoprämien	4 938 461	3 385 386	2 371 022	2 090 506
Verdiente Prämien für eigene Rechnung	2 989 302	2 524 439	1 740 263	1 592 297
Aufwendungen für Versicherungsfälle für eigene Rechnung	2 795 966	2 033 826	1 066 010	1 209 010
Veränderung der Deckungsrückstellung für eigene Rechnung	–	–	-297 973	-37 494
Aufwendungen für Provisionen und Gewinnanteile und für sonstige versicherungstechnische Aufwendungen für eigene Rechnung	603 834	625 844	492 601	424 602
Sonstige versicherungstechnische Erträge für eigene Rechnung	13 468	4 323	2 949	13 949
Kapitalanlageergebnis	361 353	471 930	196 751	204 347
Aufwendungen für den Versicherungsbetrieb	84 261	75 444	32 459	56 869
Ergebnis der normalen Geschäftstätigkeit	-119 938	265 578	50 920	82 618
Sonstige Aufwendungen	-37 971	45 851	6 473	51 720
Ergebnis vor Steuern	-81 967	219 727	44 447	30 898
Steueraufwand (Steuerertrag -)	-14 387	-108 729	15 764	-27 658
Anderen Gesellschaftern zustehendes Ergebnis	-7 946	-61 943	-5 452	-4 624
Jahresüberschuss	-75 526	266 513	23 231	53 932

Programmgeschäft 2001	Programmgeschäft 2000	Finanz-Rückversicherung 2001	Finanz-Rückversicherung 2000	Gesamt 2001	Gesamt 2000
2 457 400	1 974 407	1 740 606	870 194	11 507 489	8 320 493
486 149	292 699	1 280 345	800 749	6 496 059	5 210 184
376 015	261 809	1 557 458	963 218	5 795 449	4 467 863
–	–	–	–	-297 973	-37 494
10 953	-4 365	12 750	-53 040	1 120 138	993 041
–	–	1 414	432	17 831	18 704
29 647	24 682	357 955	167 721	945 706	868 680
59 040	42 686	2 814	4 676	178 574	179 675
69 788	17 251	66 692	54 048	67 462	419 495
40 404	14 650	5 414	2 998	14 320	115 219
29 384	2 601	61 278	51 050	53 142	304 276
10 235	3 394	5 893	3 968	17 505	-129 025
-1 325	3 902	-9 830	-5 756	-24 553	-68 421
17 824	3 109	45 555	41 326	11 084	364 880

HANG Inhaltsverzeichnis

ANHANG

1. Allgemeine Aufstellungsgrundsätze

Die Muttergesellschaft der Hannover Rückversicherungs-Aktiengesellschaft (Hannover Rück) ist der HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI). Der HDI ist nach §§ 341 i ff. HGB verpflichtet, einen Konzernabschluss aufzustellen. In diesen Konzernabschluss sind die Abschlüsse der Hannover Rück und deren Tochterunternehmen einbezogen. Um die Aktivitäten des Hannover Rück-Konzerns darzustellen, haben wir, ohne dass eine gesetzliche Verpflichtung besteht, einen eigenen Konzernabschluss erstellt.

Der Konzernabschluss der Hannover Rück wurde vollumfänglich entsprechend den amerikanischen Rechnungslegungsvorschriften (United States Generally Accepted Accounting Principles „US GAAP") erstellt.

Alle vom Financial Accounting Standards Board (FASB) bis zum 31. Dezember 2001 verabschiedeten Statements of Financial Accounting Standards (SFAS), deren Anwendung für das Geschäftsjahr 2001 bindend waren, haben wir in dem Konzernabschluss berücksichtigt.

Im Konzernabschluss und in den Abschlüssen der Einzelgesellschaften müssen zu einem gewissen Grad Schätzungen und Annahmen getroffen werden, die die bilanzierten Vermögensgegenstände und Verbindlichkeiten und den Ausweis von Erträgen und Aufwendungen während der Berichtsperiode beeinflussen. Die sich tatsächlich ergebenden Beträge können von den Schätzungen abweichen.

2. Grundlagen der Rechnungslegung einschließlich Bilanzierungs- und Bewertungsmethoden

Die in den Konzernabschluss einbezogenen Jahresabschlüsse wurden zu den Stichtagen 31. Dezember aufgestellt.

Die Abschlüsse aller Gesellschaften wurden zunächst entsprechend den landesrechtlichen Vorschriften erstellt und nach konzerneinheitlichen Bilanzierungs- und Bewertungsregeln auf amerikanische Rechnungslegungsvorschriften übergeleitet.

3. Konsolidierungskreis und -grundsätze

Konsolidierungskreis

Konzernobergesellschaft ist die Hannover Rück. Voll konsolidiert wurden drei inländische und achtzehn ausländische Einzelgesellschaften sowie zwei ausländische Teilkonzerne. „At Equity" wurden zwei inländische und drei ausländische Gesellschaften konsolidiert.

Der Konzernabschluss umfasst folgende Unternehmen

Name und Sitz des Unternehmens	Höhe des Anteils am Kapital in %
Unternehmen mit Sitz in Deutschland	
HDI Immobilienfonds Nr. 4 Nürnberg Bucher KG, München/Deutschland	99,8
GbR Hannover Rückversicherungs-AG/ E+S Rückversicherungs-AG-Grundstücksgesellschaft, Hannover/Deutschland	67,5
E+S Rückversicherungs-AG, Hannover/Deutschland	50,1

Name und Sitz des Unternehmens	Höhe des Anteils am Kapital in %
Unternehmen mit Sitz im Ausland	
Hannover Finance (Luxembourg) S.A., Luxemburg	100,0
Hannover Finance (UK) Limited, Virginia Water/UK	100,0
Hannover Life Reassurance Company of America, Orlando/USA	100,0
Hannover Life Reassurance (Ireland) Ltd., Dublin/Irland	100,0
Hannover Life Reassurance (UK) Ltd., Virginia Water/UK	100,0
Hannover Re (Bermuda) Ltd., USA	100,0
Hannover Reinsurance (Ireland) Ltd., Dublin/Irland	100,0
Hannover Re Sweden Insurance Company Ltd., Stockholm/Schweden	100,0
Hannover Services (UK) Ltd., Virginia Water/UK	100,0
Insurance Corporation of Hannover, Chicago/USA	100,0
International Insurance Company of Hannover Ltd., Virginia Water/UK	100,0
WRH Offshore High Yield Partners L.P., Wilmington/USA	100,0
Hannover Reinsurance Group Africa (Pty) Ltd., Johannesburg/Südafrika	96,9
Die Hannover Reinsurance Group Africa erstellt einen eigenen Teilkonzernabschluss, in den als wesentliche Gesellschaften folgende Unternehmen einbezogen sind und an denen sie folgende Anteile hält:	
Hannover Life Reassurance Africa Ltd., Johannesburg/Südafrika	100,0
Hannover Reinsurance Africa Ltd., Johannesburg/Südafrika	100,0
Hannover Reinsurance Mauritius Ltd., Port Louis/Mauritius	100,0
Lireas Holdings (Pty) Ltd., Johannesburg/Südafrika	100,0
Hannover Re Real Estate Holdings, Inc., Orlando/USA	86,5
Hannover Finance, Inc., Wilmington/USA	90,0
Die Hannover Finance, Inc. erstellt einen eigenen Teilkonzernabschluss, in den als wesentliche Gesellschaften folgende Unternehmen einbezogen sind und an denen sie folgende Anteile hält:	
Clarendon America Insurance Company, Trenton/USA	100,0
Clarendon National Insurance Company, Trenton/USA	100,0
Clarendon Select Insurance Company, Tallahassee/USA	100,0
Harbor Specialty Insurance Company, Trenton/USA	100,0
Lion Insurance Company, Tallahassee/USA	100,0
Redland Insurance Company, Council Bluffs/USA	100,0
Penates A, Ltd., Tortola/British Virgin Islands	84,3
Hannover Life Re of Australasia Ltd, Sydney/Australien	75,5
Protection Reinsurance Intermediaries Ltd., London/UK	75,0
Hannover Re Advanced Solutions Limited., Dublin/Irland	50,0
E+S Reinsurance (Ireland) Ltd., Dublin/Irland	50,1
Assoziierte Unternehmen	
mit Sitz in Deutschland	
WeHaCo Unternehmensbeteiligungs-AG, Hannover/Deutschland	37,5
HANNOVER Finanz GmbH Beteiligungen und Kapitalanlagen, Hannover/Deutschland	25,0
mit Sitz im Ausland	
ITAS Assicurazioni SpA, Trient/Italien	43,7
ITAS Vita SpA, Trient/Italien	43,7
WPG Corporate Development Associates IV (Overseas), L.L.C., Grand Cayman/Cayman Islands	26,5

Ein vollständige Aufstellung des Anteilsbesitzes ist gesondert erstellt worden und wird beim Handelsregister hinterlegt (Hannover HRB 6778).

Kapitalkonsolidierung

Ende Juni 2001 hat der Financial Accounting Standards Board (FASB) mit der Verabschiedung zweier neuer Standards (SFAS 141 „Business Combinations" und SFAS 142 „Goodwill and Other Intangible Assets") die Goodwill-Bilanzierung grundlegend geändert. Folgende, den Goodwill betreffende Neuerungen lassen sich hervorheben:

- Goodwill kann nur noch durch Unternehmenszusammenschlüsse enststehen
- Klassifizierung des Goodwill als nicht abnutzbarer Vermögensgegenstand sowie die Aussetzung der planmäßigen Abschreibungen von bisherigem Goodwill
- Festlegung von neuen Zuordnungskriterien für Goodwill auf Grund der verpflichtenden Zuordnung auf Berichtseinheiten (Reporting Units - Impairment Test Level)
- Festlegung eines speziellen zweistufigen Niederstwerttests (Impairment Method) für den Goodwill

Die dargestellten Neuerungen werden von Hannover Rück erstmalig auf das nach dem 31. Dezember 2001 beginnende Geschäftsjahr angewandt.

Die Kapitalkonsolidierung erfolgt nach dem „Purchase Accounting" (vergleichbar der deutschen Neubewertungsmethode). Die Anschaffungskosten der Muttergesellschaft werden hierbei mit dem anteiligen Eigenkapital der Tochtergesellschaft verrechnet, das sich zum Zeitpunkt der erstmaligen Einbeziehung in den Konzernabschluss nach der Neubewertung sämtlicher Vermögensgegenstände und Schulden ergibt. Der Unterschiedsbetrag zwischen dem neu bewerteten Eigenkapital der Tochtergesellschaft und dem Kaufpreis wird als Geschäfts- und Firmenwert („Goodwill") aktiviert und über die erwartete Nutzungsdauer linear abgeschrieben. Die antizipierte Nutzungsdauer liegt zwischen 15 und 40 Jahren. Geringwertige und negative Goodwills wurden im Jahr der Entstehung ertragswirksam verrechnet. Soweit Anteile am Eigenkapital Konzernfremden zustehen, werden diese Anteile separat ausgewiesen. Der Anteil Konzernfremder am Ergebnis wird in der Gewinn- und Verlustrechnung vom Jahresergebnis abgesetzt und beträgt für das Geschäftsjahr 24.553 TEUR (68.421 TEUR).

Schuldenkonsolidierung

Die Forderungen und Verbindlichkeiten zwischen den in den Konzernabschluss einbezogenen Unternehmen wurden gegeneinander aufgerechnet.

Aufwands- und Ertragskonsolidierung

Die Auswirkungen konzerninterner Geschäftsvorfälle wurden eliminiert.

4. Akquisitionen/Neugründungen

Zu Beginn des Berichtsjahres erwarb die Insurance Corporation of Hannover (ICH), Los Angeles, wesentliche Teile des Programmgeschäfts der Acceptance Insurance Companies, Inc. Die Neuakquisition erhöhte die Prämieneinnahmen der ICH um 78 Mio. EUR.

Hannover Finance (Luxembourg) S.A.

Um die Kapitalausstattung des Hannover Rück-Konzerns nachhaltig zu sichern, hat die Hannover Rück nachrangiges Fremdkapital begeben. Zu diesem Zweck hat die Hannover Rück am 8. Februar 2001 die Hannover Finance (Luxembourg) S.A. als 100%ige Tochter mit einem gezeichneten Kapital in Höhe von 200 TEUR gegründet. Die Gesellschaft ist als Finanzierungsgesellschaft tätig.

Hannover Reinsurance (Bermuda) Ltd.

Mit Wirkung zum 30. März 2001 wurde die Hannover Reinsurance (Bermuda) Ltd. neu gegründet. Sie ist mit einem Eigenkapital von 250,0 Mio. EUR ausgestattet. Die Gesellschaft hat ihre Tätigkeit zum 1. April 2001 aufgenommen. Als 100%ige Beteiligung der Hannover Rück ist die Gesellschaft im Rückversicherungsgeschäft, hier speziell in der Zeichnung von Naturkatastrophen-Schutzdeckungen, tätig.

5. Erläuterungen zu den einzelnen Posten der Bilanz und Gewinn- und Verlustrechnung

5.1 Kapitalanlagen einschließlich der Erträge und Aufwendungen

Die Bewertung der Kapitalanlagen erfolgte gemäß SFAS 115 (Accounting for Certain Investments in Debt and Equity Securities). Die Zuordnung und Bewertung der Kapitalanlagen orientiert sich an der Anlageintention.

Festverzinsliche Wertpapiere, die bis zur Endfälligkeit der Anlagen im Bestand des Konzerns verbleiben (Held-To-Maturity), werden zu Anschaffungskosten zuzüglich bzw. abzüglich erfolgswirksamer Amortisationen bewertet (Amortised Costs). Die Amortisationen ergeben sich aus der Differenz zwischen den Nennwerten und den Anschaffungskosten und werden auf die jeweiligen Restlaufzeiten der festverzinslichen Wertpapiere verteilt.

Festverzinsliche Wertpapiere, die jederzeit veräußerbar sind, bei denen jedoch keine unmittelbare Verkaufsabsicht besteht (Available-For-Sale), werden zum Marktwert bewertet. Die Zuschreibung der Differenz zwischen Marktwert und den fortführten Anschaffungskosten (Amortised Costs) erfolgt ergebnisneutral.

Festverzinsliche Wertpapiere des Handelsbestands (Trading) werden zum Marktwert bewertet. Die Differenz zwischen dem Marktwert und den fortgeführten Anschaffungskosten (Amortised Costs) wird ergebniswirksam berücksichtigt.

Wertpapiere, deren Marktwerte dauerhaft unter die fortgeführten Anschaffungskosten sinken, werden ergebniswirksam auf den Zeitwert abgeschrieben.

Die sonstigen Kapitalanlagen enthalten im Wesentlichen Anteile an „Private Equity"-Limited Partnerships.

Fortgeführte Anschaffungskosten sowie unrealisierte Gewinne und Verluste aus dem Dauerbestand der Kapitalanlagen (Held-To-Maturity)

2001 in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Marktwerte
Dauerbestand				
Festverzinsliche Wertpapiere				
Schuldtitel der US-Regierung	32 893	1 573	–	34 466
Schuldtitel anderer ausländischer Staaten	2 289	73	–	2 362
Schuldtitel von Unternehmen	174 238	8 250	299	182 189
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	56 031	3 862	–	59 893
Andere Wertpapiere	18 619	36	189	18 466
Gesamt	284 070	13 794	488	297 376

2000 in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Marktwerte
Dauerbestand				
Festverzinsliche Wertpapiere				
Schuldtitel der US-Regierung	33 730	806	–	34 536
Schuldtitel anderer ausländischer Staaten	2 188	22	–	2 210
Schuldtitel von Unternehmen	168 386	6 551	437	174 500
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	55 986	3 369	–	59 355
Andere Wertpapiere	6 741	22	–	6 763
Gesamt	267 031	10 770	437	277 364

Laufzeiten der festverzinslichen Wertpapiere des Dauerbestands, des dispositiven Bestands und des *Handelsbestands zu den Bilanzstichtagen 31. Dezember 2001 und 2000*

in TEUR	2001		2000	
	Fortgeführte Anschaffungskosten	Marktwert	Fortgeführte Anschaffungskosten	Marktwert
Dauerbestand				
innerhalb eines Jahres	7 950	7 978	13 623	13 640
zwischen einem und fünf Jahren	197 670	206 654	162 949	167 962
zwischen fünf und zehn Jahren	75 095	64 465	84 007	89 010
nach mehr als zehn Jahren	3 355	18 279	6 452	6 752
Gesamt	284 070	297 376	267 031	277 364
Dispositiver Bestand				
innerhalb eines Jahres	800 467	799 807	920 887	907 266
zwischen einem und fünf Jahren	4 571 102	4 631 074	2 720 974	2 779 964
zwischen fünf und zehn Jahren	1 815 000	1 859 462	1 350 009	1 371 195
nach mehr als zehn Jahren	1 163 738	1 132 535	1 450 673	1 460 155
Gesamt	8 350 307	8 422 878	6 442 543	6 518 580
Handelsbestand				
zwischen einem und fünf Jahren	7 832	7 878	–	–
zwischen fünf und zehn Jahren	38 789	39 016	45 251	40 869
Gesamt	*46 620*	*46 895*	*45 251*	*40 869*

Die tatsächlichen Restlaufzeiten können im Einzelfall von den vereinbarten Restlaufzeiten abweichen, wenn Schuldnern das Recht zusteht, ihre Verbindlichkeiten mit oder ohne Ablöseentschädigungen zu kündigen oder vorzeitig zu tilgen.

Fortgeführte Anschaffungskosten, unrealisierte Gewinne und Verluste aus dem dispositiven und Handelsbestand der Kapitalanlagen (Available-For-Sale und Trading)

2001 in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Marktwerte
Dispositiver Bestand				
Festverzinsliche Wertpapiere				
Schuldtitel von EU-Mitgliedstaaten	1 696 999	20 010	8 453	1 708 556
Schuldtitel der US-Regierung	1 381 566	39 156	2 435	1 418 287
Schuldtitel anderer ausländischer Staaten	383 918	8 075	14 393	377 600
Schuldtitel von Unternehmen	3 284 762	98 143	64 378	3 318 527
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	788 316	15 138	16 692	786 762
aus Investmentfonds	562 144	–	5 545	556 599
Andere Wertpapiere	252 602	4 930	985	256 547
	8 350 307	185 452	112 881	8 422 878
Dividendentitel				
Aktien	309 407	33 027	21 089	321 345
aus Investmentfonds	746 787	884	47 993	699 678
Andere Dividendentitel	728	–	300	428
	1 056 922	33 911	69 382	1 021 451
Kurzfristige Anlagen	622 569	–	–	622 569
Gesamt	10 029 798	219 363	182 263	10 066 898
Handelsbestand				
Festverzinsliche Wertpapiere				
Schuldtitel von Unternehmen	46 620	275	–	46 895
Dividendentitel				
Derivate	–	9 287	408	8 879
Gesamt	46 620	9 562	408	55 774

2000 in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Marktwerte
Dispositiver Bestand				
Festverzinsliche Wertpapiere				
Schuldtitel von EU-Mitgliedstaaten	756 390	18 464	403	774 451
Schuldtitel der US-Regierung	1 016 210	27 891	1 467	1 042 634
Schuldtitel anderer ausländischer Staaten	327 667	4 380	2 287	329 760
Schuldtitel von Unternehmen	2 643 204	47 773	34 101	2 656 876
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	707 007	9 979	7 831	709 155
aus Investmentfonds	911 061	11 803	–	922 864
Andere Wertpapiere	81 004	2 756	920	82 840
	6 442 543	123 046	47 009	6 518 580
Dividendentitel				
Aktien	477 143	71 117	22 402	525 858
aus Investmentfonds	1 097 088	463	37 476	1 060 075
Andere Dividendentitel	4 255	3 781	–	8 036
	1 578 486	75 361	59 878	1 593 969
Kurzfristige Anlagen	475 850	–	1	475 849
Gesamt	8 496 879	198 407	106 888	8 588 398
Handelsbestand				
Festverzinsliche Wertpapiere				
Schuldtitel von Unternehmen	45 251	–	4 382	40 869
Gesamt	45 251	–	4 382	40 869

Ergebnis der Kapitalanlagen

in TEUR	2001	2000
Erträge aus Grundstücken	23 627	22 204
Dividenden	35 644	82 408
Laufende Kapitalanlageerträge	463 961	433 745
Sonstige Kapitalanlageerträge	418 756	260 590
Ordentliche Kapitalanlageerträge	941 988	798 947
Realisierte Gewinne aus dem Verkauf von Kapitalanlagen	190 006	251 168
Realisierte Verluste aus dem Verkauf von Kapitalanlagen	134 053	70 524
Unrealisierte Gewinne und Verluste	21 332	-4 402
Sonstige Kapitalanlageaufwendungen	73 567	106 509
Kapitalanlageergebnis	945 706	868 680

Der Rückgang der Dividenden ist im Wesentlichen auf im Vergleich zum Vorjahr geringere Erträge aus den „at-equity" einbezogenen Unternehmen zurückzuführen.

Die Erhöhung der sonstigen Kapitalanlageerträge resultiert im Wesentlichen aus gestiegenen Depotzinsen.

Ratingstruktur der festverzinslichen Wertpapiere

2001 in TEUR	AAA	AA	A	BBB	BB	B	C	Sonstige	Gesamt
Festverzinsliche Wertpapiere – Dauerbestand	169 031	84 033	19 596	8 538	606	2 266	–	–	284 070
Festverzinsliche Wertpapiere – dispositiver Bestand	5 085 611	1 618 287	1 058 751	385 980	23 886	98 049	1 800	150 514	8 422 878
Festverzinsliche Wertpapiere – Handelsbestand	–	–	–	2 438	14 373	29 827	257	–	46 895
Gesamte festverzinsliche Wertpapiere	5 254 642	1 702 320	1 078 347	396 956	38 865	130 142	2 057	150 514	8 753 843

2000 in TEUR	AAA	AA	A	BBB	BB	B	C	Sonstige	Gesamt
Festverzinsliche Wertpapiere – Dauerbestand	185 612	64 272	10 853	5 438	856	–	–	–	267 031
Festverzinsliche Wertpapiere – dispositiver Bestand	3 369 539	877 367	713 019	154 992	44 377	52 948	136	1 306 202	6 518 580
Festverzinsliche Wertpapiere – Handelsbestand	–	–	–	–	–	–	–	40 869	40 869
Gesamte festverzinsliche Wertpapiere	3 555 151	941 639	723 872	160 430	45 233	52 948	136	1 347 071	6 826 480

Die Kapitalanlagen werden in den folgenden Währungen gehalten

2001 in TEUR	AUD	CAD	EUR	GBP	JPY	USD	ZAR	Andere	Gesamt
Festverzinsliche Wertpapiere – Dauerbestand	–	–	235 193	–	–	48 877	–	–	284 070
Festverzinsliche Wertpapiere – dispositiver Bestand	403 571	334 705	2 707 193	939 217	63 424	3 812 330	19 984	142 454	8 422 878
Festverzinsliche Wertpapiere – Handelsbestand	–	–	–	–	–	46 895	–	–	46 895
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand	32 610	2 701	415 272	48 201	–	476 820	45 517	330	1 021 451
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – Handelsbestand	–	–	5 124	3 755	–	–	–	–	8 879
Andere Kapitalanlagen	77	–	288 812	6 805	1 225	581 939	7 694	3 233	889 785
Kurzfristige Anlagen, flüssige Mittel	71 593	27 835	322 961	66 185	18 426	809 802	32 026	104 400	1 453 228
Gesamte Kapitalanlagen	507 851	365 241	3 974 555	1 064 163	83 075	5 776 663	105 221	250 417	12 127 186

2000 in TEUR	AUD	CAD	EUR	GBP	JPY	USD	ZAR	Andere	Gesamt
Festverzinsliche Wertpapiere – Dauerbestand	–	–	215 163	–	–	51 868	–	–	267 031
Festverzinsliche Wertpapiere – dispositiver Bestand	352 835	163 005	2 491 153	610 788	68 172	2 724 523	7 732	100 372	6 518 580
Festverzinsliche Wertpapiere – Handelsbestand	–	–	–	–	–	40 869	–	–	40 869
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand	38 526	2 743	782 562	48 700	2 020	607 607	71 251	40 560	1 593 969
Andere Kapitalanlagen	87	–	384 836	8 516	5 110	410 347	9 536	3 523	821 955
Kurzfristige Anlagen, flüssige Mittel	136 781	12 272	158 834	80 564	19 470	457 426	38 072	54 692	958 111
Gesamte Kapitalanlagen	528 229	178 020	4 032 548	748 568	94 772	4 292 640	126 591	199 147	10 200 515

Grundbesitz

Der Grundbesitz gliedert sich in einen eigengenutzten und einen fremdgenutzten Anteil. Lediglich der zur Einnahmenerzielung im Bestand befindliche Grundbesitz wird unter den Kapitalanlagen ausgewiesen. Die Bewertung erfolgt mit den Anschaffungskosten vermindert um die planmäßigen Abschreibungen.

Die Erträge und Aufwendungen aus Mietverträgen sind im Kapitalanlageergebnis enthalten.

Darstellung des Grundbesitzes

in TEUR	2001	2000
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken	311 207	228 540
Selbstgenutzte Objekte (sonstige Vermögensgegenstände)	44 299	46 964

Kurzfristige Geldanlagen

Hier sind Anlagen mit einer Restlaufzeit bis zu einem Jahr ausgewiesen.

Verbriefung von Rückversicherungsrisiken

Im Kapitalanlagebestand befinden sich Wertpapiere, deren Ertrag vom Eintritt definierter Naturkatastrophenereignisse abhängt. Diese Wertpapiere werden nach der retrospektiven Zinsmethode bewertet.

5.2 Versicherungstechnische Aktiva und Passiva

Versicherungstechnische Aktiva

Die Anteile der Retrozessionäre an den versicherungstechnischen Rückstellungen basieren auf den vertraglichen Vereinbarungen der zu Grunde liegenden Rückversicherungsverträge.

Abweichend von den deutschen Rechnungslegungsvorschriften verlangt SFAS 60 „Accounting and Reporting by Insurance Enterprises" die Aktivierung von Abschlusskosten als Vermögensgegenstände sowie deren Auflösung über die Gewinn- und Verlustrechnung proportional zu den verdienten Prämien.

Für die Schaden-Rückversicherung werden Abschlusskosten, die direkt mit dem Abschluss oder der Erneuerung von Verträgen im Zusammenhang stehen, für den unverdienten Teil der Prämien abgegrenzt. Für die Personen-Rückversicherung werden die aktivierten Abschlusskosten bei Lebens- und Rentenversicherungen mit laufender Prämienzahlung unter Berücksichtigung der Laufzeit der Verträge, der erwarteten Rückkäufe, der Stornoerwartungen und der erwarteten Zinserträge ermittelt. Für Rentenversicherungen gegen Einmalbeitrag beziehen sich diese Werte auf die erwartete Policenlaufzeit oder Rentenzahlungszeit.

Insgesamt haben sich die abgegrenzten Abschlusskosten im Geschäftsjahr wie folgt entwickelt

in TEUR	2001	2000
Anfangsbestand	714 427	480 567
Währungskursdifferenzen	4 167	650
	718 594	481 217
Veränderungen	477 659	233 605
Währungskursdifferenzen zwischen Durchschnittskurs- und Endkursbewertung	206	-395
Endbestand	1 196 459	714 427

Versicherungstechnische Rückstellungen

Die Rückstellungen für noch nicht abgewickelte Versicherungsfälle bemessen sich grundsätzlich nach den Aufgaben der Zedenten. Zusätzlich werden Rückstellungen für nicht gemeldete, bereits eingetretene Schäden (IBNR-Reserven) gebildet. Die Summe der Rückstellungen entspricht dem „Grundsatz der bestmöglichen Schätzung" (Best Estimate) nach US GAAP. Dieser Schätzung liegen Erfahrungen der Vergangenheit und Einschätzungen der zukünftigen Entwicklung zu Grunde. In einem Teilsegment der Finanz-Rückversicherung sind versicherungstechnische Rückstellungen mit Zinssätzen zwischen 5,0 % und 8,6 % abgezinst worden. Die Zinssätze bemessen sich nach den vertraglichen Vereinbarungen. Es handelt sich um Verträge, bei denen zwischen Abschluss und Ablaufzeitpunkt mindestens vier Jahre liegen. Das Abzinsungsvolumen beläuft sich auf 1.370,4 Mio. EUR (675,9 Mio. EUR). Die diskontierten Rückstellungen belaufen sich Ende 2001 auf 4.758,3 Mio. EUR (1.760,3 Mio. EUR).

Der Trend zu höheren asbestbedingten und geringeren Umweltexponierungen – insbesondere in den USA – hat sich fortgesetzt. Auf Basis dieser Projektionen haben wir Ende 2001 folgende Zusatzreserven gestellt:

	2001		2000	
in TEUR	brutto	netto	brutto	netto
Asbestbedingte Schäden	82 803	78 154	55 239	52 982
Umweltschäden	47 008	33 620	75 873	50 296

Die durchgeführten Projektionen und Berechnungen berücksichtigen alle erkennbaren Risiken und werden laufend neueren Erkenntnissen angepasst. Wir sind der Auffassung, dass diese Risiken umfassend abgedeckt sind und somit zukünftige Geschäftsjahre nicht zusätzlich belastet werden.

Die Entwicklung der Rückstellung für noch nicht abgewickelte Versicherungsfälle ist in der folgenden Tabelle dargestellt. Beginnend mit der Bruttorückstellung wird nach Abzug der Anteile der Rückversicherer die Veränderung der Rückstellung im Berichtsjahr und im Vorjahr gezeigt.

in TEUR	2001	2000
Rückstellung zum 31.12. Vj. (brutto)	12 782 710	10 776 704
Rückstellung zum 31.12. Vj. (retro)	3.532 690	2 896 441
Rückstellung zum 31.12. Vj. (f.e.R.)	9 250 020	7 880 263
Effekte aus der Währungsumbewertung zum 01.01. Gj.	264 825	303 350
Nettorückstellung zum 01.01. Gj.	9 514 845	8 183 613
Aufwendungen für Versicherungsfälle (f.e.R.)		
Geschäftsjahr	4 813 028	3 518 106
Vorjahre	982 421	949 757
	5 795 449	4 467 863
davon ab:		
Schadenzahlungen (f.e.R.)		
Geschäftsjahr	617 209	534 475
Vorjahre	2 564 727	2 741 273
	3 181 936	3 275 748
Effekte aus der Währungsumbewertung auf die Währungskurse zum 31.12.Gj. (f.e.R.)	-27 442	-125 708
Rückstellung am 31.12. Gj. (f.e.R.)	12 100 916	9 250 020
Rückstellung am 31.12. Gj. (retro)	6 758 763	3 532 690
Rückstellung am 31.12. Gj. (brutto)	18 859 679	12 782 710

Deckungsrückstellungen werden nach den in den SFAS 60 festgelegten Grundsätzen gebildet. Die Reserven basieren auf dem Erkenntnisstand der Konzerngesellschaften für Sterblichkeiten, Zins und Storno.

Prämienüberträge ergeben sich aus der Abgrenzung der abgegebenen Rückversicherungsbeiträge. Sie orientieren sich an dem Zeitraum der Risikotragung und wurden nach den Aufgaben der Zedenten gestellt. In den Fällen, in denen keine Angaben vorlagen, wurden die Prämienüberträge nach geeigneten Methoden geschätzt. Prämien, die für Zeiträume nach dem Bilanzstichtag entrichtet sind, wurden erfolgswirksam abgegrenzt.

5.3 Verträge ohne versicherungstechnisches Risiko

Versicherungsverträge, die die Anforderungen des SFAS 113 (Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts) nicht erfüllen, haben wir identifiziert. Es handelt sich hierbei um Rückversicherungsverträge, bei denen der Risikotransfer zwischen dem Zedenten und dem Rückversicherer nur von untergeordneter Bedeutung ist. Der Teil dieser Verträge, der dem Segment Personen-Rückversicherung zuzuordnen ist, wurde lediglich mit der vom Zedenten zu zahlenden Gebühr in den Abschluss übernommen. Verträge, die den sonstigen Segmenten zuzurechnen waren, wurden vollständig aus der versicherungstechnischen Rechnung eliminiert. Die Erfolgskomponenten wurden im sonstigen Ergebnis saldiert ausgewiesen. Der Ausweis versicherungstechnischer Bestandsgrößen erfolgt als Depotforderungen und Verbindlichkeiten aus Finanzierungsgeschäften.

5.4 Geschäfts- und Firmenwert; Barwert künftiger Erträge erworbener Lebensrückversicherungsbestände

Entwicklung des Geschäfts- und Firmenwerts

in TEUR	2001	2000
Anfangsbestand	266 066	265 555
Währungskursdifferenzen	10 569	14 124
	276 635	279 679
Zugänge	–	21 899
Abgänge	–	23 833
Abschreibungen	13 377	11 679
Endbestand	263 258	266 066

Die Abschreibungen im Geschäftsjahr entfallen im Wesentlichen auf die E+S Rückversicherungs-AG und die Clarendon Insurance Group.

Entwicklung des Barwerts künftiger Erträge erworbener Lebensrückversicherungsbestände (Present Value of Future Profits/PVFP)

in TEUR	2001	2000
Anfangsbestand	19 409	23 253
Währungskursdifferenzen	–	-102
	19 409	23 151
Zugänge	–	1 207
Abschreibungen	2 394	4 949
Endbestand	17 015	19 409

Die Abschreibungsdauer beträgt zwischen 5,5 und 15 Jahren.

5.5 Steuer und latente Steuer

Aktive und passive latente Steuern werden nach SFAS 109 für zu erwartende Steuerminderungen und für zu erwartende Steuermehrbelastungen nachfolgender Geschäftsjahre angesetzt, sofern sie aus unterschiedlichen Wertansätzen einzelner Bilanzposten resultieren. Grundsätzlich können sich diese Bewertungsunterschiede zwischen der nationalen Steuerbilanz und der nationalen Handelsbilanz, der konzerneinheitlich bewerteten Bilanz und der nationalen Handelsbilanz sowie aus steuerlichen Verlustvorträgen und so genannten Tax Credits ergeben. Latente Steuern basieren auf den aktuellen Steuersätzen. Falls sich die der Berechnung der latenten Steuern zu Grunde liegenden Steuersätze ändern, wird dies in dem Jahr berücksichtigt, in dem die Steuersatzänderung mit hinreichender Sicherheit gesetzlich festgelegt ist. Buchungen latenter Steuern auf Konzernebene erfolgen grundsätzlich unter Ansatz des Konzernsteuersatzes von 40 %.

Latente Steuerforderungen und -verbindlichkeiten aller Konzerngesellschaften

in TEUR	2001	2000
Aktive latente Steuer		
Steuerliche Verlustvorträge	99 581	56 347
Bewertungsunterschiede der Schaden-Rückversicherung	84 195	83 935
Sonstige versicherungstechnische Umbewertungen	5 137	14 577
Bewertungsunterschiede aus Kapitalanlagen	35 691	1 595
Sonstige Bewertungsunterschiede	19 507	13 977
Gesamt	244 111	170 431
Passive latente Steuer		
Bewertungsunterschiede der Schaden-Rückversicherung	–	34 854
Veränderung der Schwankungsrückstellung	394 893	433 739
Bewertungsunterschiede des Personen-Rückversicherungsportefeuilles	214 821	189 091
Bewertungsunterschiede aus Kapitalanlagen und Sonstige	152 055	233 185
Sonstige Umbewertungen	70 897	20 664
Gesamt	832 666	911 533
Latente Steuerverbindlichkeiten	588 555	741 102

Überleitung vom erwarteten zum ausgewiesenen Steueraufwand

in TEUR	2001	2000
Ergebnis vor Einkommen- und Ertragsteuern	44 985	304 276*
Erwarteter Steuersatz	38 %	53 %
Erwarteter Steueraufwand	17 094	161 266
Herstellung der Ausschüttungsbelastung	–	-13 021
Senkung der latenten Steuern	1 605	-218 780
Besteuerungsunterschiede bei den Auslandstöchtern	-35 790	-46 765
Andere	34 596	-11 725
Ausgewiesener Steueraufwand	17 505	-129 025

*Im Vorjahr zusätzlich vor sonstigen Steuern

5.6 Mitarbeiter und Personalaufwendungen

Mitarbeiter

Die in den Abschluss des Hannover Rück-Konzerns einbezogenen Unternehmen beschäftigten im Durchschnitt 1.676 (Vj. 1.525) Mitarbeiter. Von diesen Mitarbeitern waren im Berichtsjahr 707 Personen im Inland tätig. Die Mehrzahl der Mitarbeiter war für die konsolidierten Konzerngesellschaften im Ausland tätig.

Angaben zum Personal	Durchschnitt 2000	31.3.2001	30.6.2001	30.9.2001	31.12.2001	Durchschnitt 2001
Anzahl der Mitarbeiter (ohne Vorstandsmitglieder)	1 525	1 584	1 641	1 700	1 780	1 676

Nationalitäten der Mitarbeiter	Deutschland	USA	Sonstige	Südafrika	UK	Irland	Gesamt
Anzahl der Mitarbeiter	655	577	306	150	75	17	1 780

Personalaufwendungen

Die Aufwendungen für den Versicherungsbetrieb, die Schadenaufwendungen (Schadenregulierung) und die Aufwendungen für die Verwaltung der Kapitalanlagen beinhalten die folgenden Personalaufwendungen:

in TEUR	2001	2000
a) Löhne und Gehälter		
aa) Aufwendungen für den Versicherungsbetrieb	83 208	76 262
ab) Aufwendungen für die Verwaltung der Kapitalanlagen	6 334	4 433
	89 542	80 695
b) Soziale Abgaben und Aufwendungen für Unterstützung		
ba) Soziale Abgaben	10 120	8 162
bb) Aufwendungen für Altersversorgung	6 418	5 475
bc) Aufwendungen für Unterstützung	2 589	1 338
	19 127	14 975
Gesamt	108 669	95 670

5.7 Pensionsrückstellungen und ähnliche Verpflichtungen

Pensionszusagen entsprechen der Versorgungsordnung. Die Versorgungsordnung 1968 sieht eine Alters- und Invalidenrente sowie eine Witwen- und Waisenversorgung vor. Der Rentenanspruch ist dienstzeitabhängig; Ansprüche aus der gesetzlichen Rentenversicherung werden angerechnet. Das Versorgungswerk wurde zum 31. Januar 1981 für Neueintritte geschlossen.

Zum 1. April 1993 (für leitende Angestellte am 1. Juni 1993) ist die Versorgungsordnung 1993 in Kraft getreten. Nach dieser Versorgungsordnung werden Altersrente, Invalidenrente und Hinterbliebenengeld gewährt. Diese Regelung basiert auf der jährlichen Ermittlung von Versorgungsteilbeträgen, die mit 1 % bis zur Bemessungsgrenze in der gesetzlichen Rentenversicherung und mit 2,5 % oberhalb der Bemessungsgrenze des rentenfähigen Arbeitsverdienstes – in Abhängigkeit vom Gewinn des Unternehmens – mit 0,7 % bis 1 % bzw. 1,75 % bis 2,5 % ermittelt werden. Das Versorgungswerk endete zum 31. März 1999.

Seit 1997 besteht die Möglichkeit, Pensionszusagen durch Gehaltsverzicht zu erlangen. Die in den Rückstellungen für Pensionsanwartschaften enthaltenen arbeitnehmerfinanzierten Zusagen werden durch einen Versicherungsvertrag mit der HDI Lebensversicherung AG, Hamburg, rückgedeckt.

Zum 1. Juli 2000 ist für den gesamten Konzern die Versorgungsordnung 2000 in Kraft getreten, nach der neuen Mitarbeitern, die zum Kreis der Begünstigten zählen, eine indirekte Zusage der HDI Unterstützungskasse gewährt wird. Dieses Versorgungswerk sieht Leistungen der Alters- und Invalidenrente sowie Hinterbliebenengeld vor.

Neben diesen Versorgungsordnungen bestehen insbesondere für leitende Angestellte und Vorstandsmitglieder Einzelzusagen sowie Zusagen nach der Leistungsordnung des Bochumer Verbandes.

Darüber hinaus bestehen bei einigen Konzerngesellschaften pensionsähnliche Zusagen in Abhängigkeit von der Betriebszugehörigkeit. Der Geschäftsjahresaufwand für diese Zusagen beträgt 585,3 TEUR.

Pensionsrückstellungen werden gemäß SFAS 87 (Employers' Accounting for Pensions) nach der „Projected Unit Credit Method" gebildet. Grundlage der Bewertung ist die geschätzte zukünftige Gehaltsentwicklung der Pensionsberechtigten. Die Diskontierung der Leistungsansprüche erfolgt unter Ansatz des Kapitalmarktzinses für Wertpapiere bester Bonität.

Die Pensionsrückstellungen errechnen sich nach versicherungsmathematischen Grundsätzen und beruhen auf den vom Hannover Rück-Konzern gewährten Zusagen für Alters-, Invaliden- und Witwenrenten. Die Zusagen orientieren sich an der Unternehmenszugehörigkeit und der Höhe des Gehalts. Der Berechnung der Pensionsrückstellungen liegen folgende Annahmen zugrunde:

- Abzinsungsfaktor 6,0 % bis 7,5 %
- Erwarteter Gehalts- und Karrieretrend 3,5 % bis 5,5 %
- Erwartete langfristige Verzinsung des Fondsvermögens (US-amerikanische Pläne) 8,0 %
- Rentendynamik 4,5 % (alle drei Jahre)

Bei den Zusagen an inländische Mitarbeiter handelt es sich um durch die Konzernunternehmen finanzierte Zusagen. Pensionsfonds bestehen nicht. Die passivierten Beträge werden unter den anderen Verbindlichkeiten ausgewiesen.

Pensionsrückstellungen gemäß SFAS 132

in TEUR	2001	2000
Veränderung des Anwartschaftsbarwerts		
Anwartschaftsbarwert zu Beginn des Berichtsjahrs	45 361	37 317
Währungskurseffekte	245	–
Dienstzeitaufwand: im Geschäftsjahr verdiente Ansprüche	3 162	2 992
Zinsaufwand	2 731	2 484
Versicherungsmathematische Gewinne (+)/Verluste (-)	1 633	-91
Gehaltsumwandlungen Arbeitnehmer	379	525
Gezahlte Pensionen	-1 143	-961
Unternehmenszu- und abgänge sowie sonstige Bewegungen	-813	2 913
Anwartschaftsbarwert am Ende des Berichtsjahrs	48 289	45 361
Zeitwert des Planvermögens		
Anfangsbestand	3 425	–
Währungskurseffekte	187	–
Unternehmenszu- und abgänge sowie sonstige Bewegungen	206	3 352
Ertrag auf Planvermögen	-246	-343
Arbeitgeberanteil	307	420
Gezahlte Rentenleistung	-104	-4
Endbestand	3 775	3 425
Finanzierungsstatus		
Unberücksichtigte Verpflichtungen	1 017	1 474
Noch nicht getilgte versicherungsmathematische Gewinne (+)/Verluste (-)	403	-365
Nicht amortisierter Dienstzeitaufwand für Vorjahre	303	669
	917	2 508
Pensionsrückstellungen insgesamt	43 597	39 428
Netto-Pensionsaufwendungen		
Dienstzeitaufwand		
Geschäftsjahr	3 162	2 992
Amortisation für Vorjahre	24	22
Zinsaufwand	2 731	2 484
Erwarteter Ertrag auf Planvermögen	-543	-277
Berücksichtigte versicherungsmathematische Verluste	–	-20
Amortisation der Nettoverpflichtungen	457	457
Gesamt	5 831	5 658

5.8 Genussrechtskapital und Anleihen

Anleihen

Die Hannover Finance Inc. hat am 31. März 1999 eine variabel verzinsliche Anleihe über 400,0 Mio. USD mit einer Laufzeit von 30 Jahren begeben. Die Anleihe wird fällig am 31. März 2029. Sie kann frühestens am 31. März 2009 durch den Emittenten gekündigt werden.

Zur Absicherung des Zinsrisikos aus dieser Anleihe erwarb die Gesellschaft 1999 Zinsswaps in gleicher Höhe, die am 31. März 2009 auslaufen. Wirtschaftlich führt dies zu einer Festschreibung der Zinsbelastung bis zur ersten Kündigungsmöglichkeit der Anleihe.

Die Zinsbelastung unter Berücksichtigung des Swaps beläuft sich bis zum 31. März 2009 auf 6,69 % p.a.

Genussrechtskapital

Die Hannover Rück und die E+S Rück haben am 2. November 1993 Genussrechtskapital in Höhe von 76,7 Mio. EUR bzw. 40,9 Mio. EUR begeben. Die Verzinsung beträgt 7,55 % bzw. 7,75 %. Die Rückzahlung erfolgt am 2. November 2004 zu 100 %.

Sofern die Zinsen bei Bedienung des Genussrechtskapitals zukünftig in Deutschland bei der Ermittlung des steuerpflichtigen Einkommens nicht mehr abzugsfähig sein sollten, besteht das Recht einer vorzeitigen Rückzahlung. Zinszahlungen und Rückzahlung der Nominalbeträge sind abhängig von den Ergebnissen der Gesellschaften. Im Insolvenzfall werden die Genussrechte vor den Kapitaleignern und nach den Forderungen der Gläubiger bedient.

Die Passivierung des Genussrechtskapitals erfolgte mit dem Rückzahlungsbetrag.

Sonstige finanzielle Rahmenbedingungen

Zur Absicherung möglicher künftiger Großschäden hat die Hannover Rückversicherungs-AG sich im Jahr 2000 einen neuen Kreditrahmen in Höhe von 250 Mio. EUR in Form eines Syndicated Loans einräumen lassen. Die Fazilität hat eine Laufzeit von fünf Jahren und wird im November 2005 fällig. Die E+S Rück hat einen Kreditrahmen von 40 Mio. EUR, der auf halbjährlicher Basis verlängert wird und bei Bedarf in Anspruch genommen werden kann.

Um die Kapitalausstattung des Hannover Rück-Konzerns nachhaltig zu sichern, hat die Hannover Rück nachrangiges Fremdkapital begeben. Über die Hannover Finance (Luxembourg) S.A. als 100%ige Tochter der Hannover Rück wurde eine nachrangige Schuldverschreibung am europäischen Kapitalmarkt platziert. Die Emission mit einer Laufzeit von 30 Jahren und einem vorzeitigen Kündigungsrecht der Emittentin nach 10 Jahren hat ein Volumen von 350 Mio. EUR und wird von der Hannover Rück abgesichert. Die Hannover Rück erhielt von der Hannover Finance ein Darlehen in Höhe von 100 Mio. EUR.

5.9 *Eigenkapitalentwicklung und Fremdanteile*

Das Eigenkapital wird entsprechend SFAS 130 (Reporting of Comprehensive Income) als eigenständiger Bestandteil des Jahresabschlusses dargestellt. Die Eigenkapitalveränderung beinhaltet neben dem sich aus der Gewinn- und Verlustrechnung ergebenden Jahresüberschuss auch die erfolgsneutral erfassten Wertveränderungen der Vermögens- und Schuldposten.

Fremdanteile basieren auf den Anteilen Konzernfremder am Eigenkapital der Tochtergesellschaften.

Befristet bis zum 31. August 2002 besteht ein genehmigtes Kapital in Höhe von 0,8 Mio. EUR zur Ausgabe von Belegschaftsaktien.

Weiterhin besteht ein genehmigtes Kapital in Höhe von 12,7 Mio. EUR bis zum 1. Juli 2004.

Entwicklung des Konzern-Eigenkapitals

2001 in TEUR	Anfangsbestand	Kapitalerhöhung/ Zugänge	Veränderung der laufenden Periode abzgl. latenter Steuern	Veränderung der Gewinnrücklagen	Konzern-Eigenkapital	Minderheitenanteile	Konzern-Eigenkapital inkl. Minderheitenanteile
Gezeichnetes Kapital	75 493	7 306	–	–	82 799		
Kapitalrücklage	201 794	187 022	–	–	388 816		
Kumulierte nicht ergebniswirksame Eigenkapitalanteile	63 477	–	-106 398	–	-42 921		
Eigene Anteile	–	–	–	–	–		
Gewinnrücklagen	1 232 615	–	–	–	1 232 615		
Jahresüberschuss	–	–	–	11 084	11 084		
Gezahlte Dividende	–	–	–	-69 990	-69 990		
Sonstige Veränderungen	–	–	–	69 625	69 625		
Gesamt	1 573 379	194 328	-106 398	10 719	1 672 028	307 811	1 979 839

2000 in TEUR	Anfangsbestand	Kapitalerhöhung/ Zugänge	Veränderung der laufenden Periode abzgl. latenter Steuern	Veränderung der Gewinnrücklagen	Konzern-Eigenkapital	Minderheitenanteile	Konzern-Eigenkapital inkl. Minderheitenanteile
Gezeichnetes Kapital	62 711	12 782	–	–	75 493	15 590	91 083
Kapitalrücklage	201 794	–	–	–	201 794	24 508	226 302
Kumulierte nicht ergebniswirksame Eigenkapitalanteile	70 825	–	-7 348	–	63 477	8 746	72 223
Eigene Anteile	-230	230	–	–	–	–	–
Gewinnrücklagen	900 630	–	–	–	900 630	152 415	1 053 045
Währungskurseinflüsse	–	–	–	15 746	15 746	5 771	21 517
Jahresüberschuss	–	–	–	364 880	364 880	68 405	433 285
Gezahlte Dividende	–	–	–	-80 426	-80 426	18 699	-61 727
Sonstige Veränderungen	–	–	–	31 785	31 785	–	31 785
Gesamt	1 235 730	13 012	-7 348	331 985	1 573 379	294 134	1 867 513

5.10 Nicht ergebniswirksame Eigenkapitalanteile

Die kumulierten nicht ergebniswirksamen Eigenkapitalveränderungen resultieren im Berichtsjahr in Höhe von -16,1 Mio. EUR aus der erstmaligen Anwendung von SFAS 133 (Accounting for Derivative Instruments and Hedging Activities). Hintergrund sind hier die Marktwertveränderungen von Zinsswaps, die zur Absicherung von variabel verzinslichen Anleihen in einen Cash Flow-Hedge einbezogen werden.

5.11 Eigene Anteile

Durch Beschluss der Hauptversammlung der Hannover Rückversicherungs-AG vom 20. Juli 2001 wurde die Gesellschaft ermächtigt, bis zum 31. Dezember 2002 eigene Aktien bis zu 10 % des zum Beschlusszeitpunkt vorhandenen Grundkapitals zu erwerben. Die Gesellschaft war zum 31. Dezember 2001 nicht im Besitz eigener Aktien.

5.12 Ergebnis je Aktie

Das unter der Gewinn- und Verlustrechnung genannte unverwässerte Ergebnis je Aktie („Basic Earnings per Share") sowie das zum 31. Dezember 2001 gleichlautende verwässerte Ergebnis je Aktie („Fully Diluted Earnings per Share") berechnen sich auf Basis des Jahresergebnisses wie folgt:

	2001			2000		
	Ergebnis (in TEUR)	Aktien (Anzahl)	Je Aktie (in EUR)	Ergebnis (in TEUR)	Aktien (Anzahl)	Je Aktie (in EUR)
Rechnerische Gesamtstückzahl voll eingezahlter Aktien		32 387 976			27 446 882	
Abzüglich eigene Anteile (gewichtet)		-1 903			-1 000	
Ergebnis je Aktie (unverwässert)	11 084	32 386 073	0,34	364 880	27 445 882	13,29
Verwässerungseffekt durch Einzahlung ausstehender Einlagen		–			2 018 585	
Ergebnis je Aktie (voll verwässert)	11 084	32 386 073	0,34	364 880	29 464 467	12,38

Außerordentliche Ergebnisbestandteile, die bei der Berechnung gesondert hätten berücksichtigt werden müssen, lagen weder im Geschäftsjahr noch in der vorangegangenen Berichtsperiode vor.

5.13 Sonstige Aktiva und Passiva

Sonstige Vermögensgegenstände

in TEUR	2001	2000
Fällige Wertpapiere	18 614	50 991
Eigengenutzte Grundstücke und Gebäude	44 299	46 964
Sonstige Forderungen	18 761	30 296
Barwert künftiger Erträge erworbener Lebensrückversicherungsbestände	17 015	19 409
Betriebs- und Geschäftsausstattung	24 042	18 792
Sonstige immaterielle Vermögensgegenstände	31 561	10 417
Fällige Zinsen und Mieten aus Kapitalanlagen	16 470	5 892
Steuerforderungen	41 107	3 469
Übrige	79 705	89 361
Gesamt	291 574	275 591

Andere Verbindlichkeiten

in TEUR	2001	2000
Pensionsrückstellung und ähnliche Rückstellungen	43 814	40 726
Verbindlichkeiten aus Derivaten	44 365	12 219
Zinsen	42 132	14 501
Dividendenverbindlichkeiten	–	12 281
Rechnungsabgrenzungsposten	21 378	16 323
Jahresabschlusskosten	3 688	2 593
Treuhandverbindlichkeiten	28 345	26 867
Darlehen	92 584	65 774
Zinsen auf Steuernachzahlungen	6 045	5 541
Stiftungsinitiative der deutschen Wirtschaft	–	8 037
Aktienbezugsrechte	1 311	4 618
Verbindlichkeiten gegenüber Kreditinstituten	50 287	–
Übrige	126 724	98 260
Gesamt	460 673	307 740

5.14 Versicherungstechnische Gewinn- und Verlustrechnung

Nach SFAS 60 sind Versicherungsverträge in solche mit kurzer („Short-Duration Contracts") und langer Laufzeit („Long-Duration Contracts") zu unterteilen. Maßgebliche Kriterien hierfür sind u. a. die Ausgestaltung der Kündigungsmöglichkeiten durch den Versicherer, der Zeitraum des Risikoschutzes und der Umfang der mit dem Vertrag verbundenenen Serviceleistungen des Versicherers. Prämien aus Short-Duration Contracts sind über die Laufzeit des zu Grunde liegenden Vertrags ertragswirksam zu vereinnahmen, ggf. sind auf Folgejahre entfallende Prämienüberträge abzugrenzen. Abweichend davon sind die aus Long-Duration Contracts resultierenden Prämien zum Zeitpunkt ihrer Fälligkeit ertragswirksam zu vereinnahmen.

Bei den von uns gezeichneten Verträgen handelt es sich überwiegend um Short-Duration Contracts.

5.15 Übriges Ergebnis

in TEUR	2001	2000
Sonstige Erträge		
Währungskursgewinne	126 032	19 529
Sonstige Zinsen und übrige Erträge	35 338	20 441
Erträge aus dem Abgang übriger Vermögensgegenstände	–	14 511
Erträge aus Forderungsverzicht	–	9 055
Übrige Erträge	32 096	–
Erträge aus Dienstleistungen	14 569	6 900
	208 035	70 436
Sonstige Aufwendungen		
Währungskursverluste	18 074	34 720
Sonstige Zinsaufwendungen	93 052	69 484
Abschreibungen	12 591	21 400
Aufwendungen für Dienstleistungen	9 310	6 620
Aufwendungen für das Unternehmen als Ganzes	15 965	18 024
Beteiligung an der Stiftungsinitiative der deutschen Wirtschaft	–	8 037
Einzelwertberichtigungen	6 324	6 285
Übrige Aufwendungen	53 662	9 406
	208 978	173 976
Gesamt	-943	-103 540

6. Beziehungen zu verbundenen Unternehmen

6.1 Beziehungen zu verbundenen nicht konsolidierten Unternehmen

Der HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI) hält mittelbar über die Talanx AG über 75 % der Anteile an der Hannover Rück.

Die Hannover Rück-Gruppe ist für die Rückversicherung des HDI Konzerns zuständig. Insoweit gibt es im versicherungstechnischen Geschäft eine Vielzahl von Geschäftsbeziehungen mit nicht von der Hannover Rück zu konsolidierenden verbundenen Unternehmen im In- und Ausland. Betroffen ist hiervon sowohl übernommenes als auch abgegebenes Geschäft.

Geschäftsbeziehungen zu verbundenen Unternehmen

in Mio EUR	2001	2000
Übernommene verrechnete Prämie		
HDI	655,9	623,2
nicht konsolidierte übrige verbundene Unternehmen	489,5	332,9
Abgegebene verrechnete Prämie		
HDI	38,3	1,4
nicht konsolidierte übrige verbundene Unternehmen	4,0	–
Depotforderungen		
HDI	0,2	0,2
nicht konsolidierte übrige verbundene Unternehmen	191,5	119,3
Depotverbindlichkeiten		
HDI	39,2	41,6
nicht konsolidierte übrige verbundene Unternehmen	–	–
Abrechnungsforderungen		
HDI	–	–
nicht konsolidierte übrige verbundene Unternehmen	51,8	49,6
Abrechnungsverbindlichkeiten		
HDI	119,8	95,3
nicht konsolidierte übrige verbundene Unternehmen	12,4	16,1

Die HDI Asset Management GmbH verwaltet die Kapitalanlagen der Hannover Rück sowie einiger ihrer Töchter.

Alle weiteren Geschäftsbeziehungen, wie z. B. das Erbringen von Dienstleistungen in beschränktem Umfang oder die Vermietung von Büroräumen, sind von untergeordneter Bedeutung.

Alle Geschäfte erfolgten zu marktüblichen Konditionen. Wir haben hierüber für die Hannover Rück und die E+S Rück in unseren Abhängigkeitsberichten Rechenschaft gelegt.

6.2 Bezüge der Organe der Obergesellschaft und ihnen gewährte Kredite

Die Organmitglieder werden namentlich auf den Seiten 4 und 5 genannt.

Die Bezüge des Aufsichtsrats betrugen im Berichtsjahr 252 TEUR, die des Vorstands 3.173 TEUR. Die Bezüge früherer Vorstandsmitglieder und deren Hinterbliebenen beliefen sich auf 652 TEUR, passiviert wurden 10.188 TEUR.

Für Organmitglieder bestanden keine Haftungsverhältnisse.

Organmitgliedern wurden folgende Hypothekendarlehen gewährt

	Stand am 1.1.2001 TEUR	Umbuchung TEUR	Tilgung TEUR	Stand am 31.12.2001 TEUR	Zinssatz %
Vorstand	–	124	3	121	5,5

6.3 Aktienorientierte Vergütung

Die Hannover Rück hat mit Wirkung vom 1. Januar 2000 einen virtuellen Aktienoptionsplan aufgelegt. Vorstand und Mitarbeiter der weiteren zwei Führungsebenen können auf variable Vergütungsbestandteile verzichten und Aktienwert-Beteiligungsrechte erwerben. Die jährlich gewährte Anzahl dieser Rechte richtet sich nach den „Diluted Earnings Per Share" nach US GAAP. Weiteres Erfolgskriterium ist die Entwicklung des Kurses der Hannover Rück-Aktie im Vergleich zu einer Branchenbenchmark, wobei der ungewichtete Reactions Welt-Rückversicherungs-Index zu Grunde gelegt wird.

Für die Ermittlung der Basisanzahl der Aktienwert-Beteiligungsrechte wird ein Barwert von 20,00 EUR angenommen. Die Basisanzahl erhöht oder ermäßigt sich entsprechend der Über- oder Unter-Performance des Gewinns je Aktie. Die Basisanzahl wird um jeweils volle 0,10 EUR, um welche der Betrag des Gewinns je Aktie das Zielergebnis übersteigt, um 10 % erhöht bzw. für jeweils 0,20 EUR, um den der Betrag des Gewinns je Aktie hinter dem Zielergebnis zurückbleibt, um 10 % vermindert.

Als zweites Erfolgskriterium wird ermittelt, inwieweit der Börsenkurs der Hannover Rück-Aktie im Zuteilungsjahr die Entwicklung des Reactions Welt-Rückversicherungs-Index übersteigt bzw. unterschreitet. Für jeden vollen Prozentpunkt, den die Hannover Rück-Aktie den Vergleichsindex übersteigt, erhöht sich die Basisanzahl um 10 %, jedoch um maximal 400 % der Basiszahl, bzw. bei Unterschreitung ermäßigt sich die Basisanzahl um 5 %, maximal jedoch um 50 %.

Der konkrete Wert des Aktienwert-Beteiligungsrechts ergibt sich als Differenz aus dem aktuellen Börsenkurs der Hannover Rück-Aktie zum Zeitpunkt der Ausübung der Option und dem Aktienkurs zum Beginn des Zuteilungsjahrs. Dieser Wert ist bei Ausübung der Option auszuzahlen.

Die maximale Laufzeit beträgt 10 Jahre. Die Wartezeit für die erstmalige Ausübung des Optionsrechts beträgt zwei Jahre mit Ablauf des betreffenden Zuteilungsjahrs.

Nach Ablauf der Wartezeit sind maximal 40 % der zugeteilten Aktienwert-Beteiligungsrechte ausübbar. Für weitere 20 % beträgt die Wartezeit jeweils ein weiteres Jahr. Bei Nichtausübung der Option verfällt das Aktienwert-Beteiligungsrecht nach 10 Jahren.

Im Berichtsjahr wurden keine neuen Aktienwert-Beteiligungsrechte gewährt.

Die Bewertung der bestehenden Rechte erfolgt auf Basis des *Black/Scholes*-Optionspreismodells.

Den Berechnungen sind der Jahresschlusskurs der Hannover Rück-Aktie zum Stichtag 28. Dezember 2001 von 67,39 EUR, eine Volatilität von 43,8 %, eine Dividendenrendite von 3,65 % und ein risikofreier Anlagezinssatz von 5,16 % zu Grunde gelegt worden.

Auf dieser Basis ergibt sich für die für das Geschäftsjahr 2000 gewährten Aktienwert-Beteiligungsrechte zum 31. Dezember 2001 ein Rückstellungsbetrag in Höhe von 2.648 TEUR.

6.4 Hypotheken und Darlehen

An Mitarbeiter, die nicht Vorstand oder Aufsichtsrat angehören, wurden Hypotheken bzw. Grundschulddarlehen zur Finanzierung von Wohnungseigentum gegeben. Diese Darlehen sind alle grundpfandrechtlich an erster Stelle abgesichert. Forderungsausfälle lagen nicht vor und werden nicht erwartet.

7. Übrige Erläuterungen

7.1 Rechtsstreitigkeiten

Aus dem Erwerb der Lion Insurance Company, Trenton/USA durch die Hannover Finance Inc., Wilmington/USA, eine Tochtergesellschaft der Hannover Rück, besteht mit den früheren Eigentümern der Lion Insurance Company ein Rechtsstreit über die Freigabe eines treuhänderisch verwalteten Teils des damaligen Kaufpreises.

Mit Ausnahme des vorgenannten Verfahrens bestanden im Berichtsjahr und am Bilanzstichtag – abgesehen von einzelnen außergerichtlichen Verfahren im Rahmen des üblichen Versicherungs- und Rückversicherungsgeschäfts – keine wesentlichen Rechtsstreitigkeiten.

7.2 Haftungsverhältnisse

Eine von der Hannover Finance Inc., Wilmington/USA im Geschäftsjahr 1999 begebene Surplus Note über 400,0 Mio. USD hat die Hannover Rück durch eine Garantie abgesichert.

Zur Besicherung der versicherungstechnischen Verbindlichkeiten gegenüber unseren US-amerikanischen Zedenten haben wir in den USA ein Treuhandkonto (Master Trust) gestellt. Zum Bilanzstichtag belief es sich auf 1.403,6 Mio. EUR (661,4 Mio. EUR). Die in dem Treuhandkonto gehaltenen Wertpapiere werden als Kapitalanlagen (*Available-For-Sale*) ausgewiesen.

Zur Besicherung versicherungstechnischer Verbindlichkeiten haben für uns verschiedene Kreditinstitute Bürgschaften in Form von Letters of Credit gestellt. Der Gesamtbetrag belief sich zum Bilanzstichtag auf 3.314,4 Mio. EUR (2.060,0 Mio. EUR).

7.3 Langfristige Verpflichtungen

Die Mitgliedschaft mehrerer Konzerngesellschaften beim Deutschen Luftpool, der Pharma-Rückversicherungsgemeinschaft sowie der Deutschen Kernreaktor-Versicherungsgemeinschaft führt zu einer Inanspruchnahme entsprechend der Beteiligungsquote, wenn ein anderes Poolmitglied ausfallen sollte.

7.4 Derivate

Derivative Finanzinstrumente werden im Hannover Rück-Konzern ausschließlich zu Sicherungszwecken, insbesondere zur Risikominderung von Zinsschwankungen sowie zur Absicherung von Währungsrisiken, eingesetzt.

SFAS 133 „Accounting for Derivative Instruments and Hedging Activities" wird in der durch SFAS 137 und SFAS 138 ergänzten Fassung angewendet. Diese Standards erfordern, dass alle Derivate mit ihren Marktwerten bewertet werden. Soweit das Grundgeschäft und das Derivat nicht als Einheit bilanziert werden, findet der Ausweis des Derivats in der Bilanzposition „Handelsbestand" statt.

Bei einem Fair-Value-Hedge werden die Ergebnisse aus der Marktbewertung der Derivate und der dazu gehörenden Grundgeschäfte ergebniswirksam erfasst. Bei einem Cash-Flow-Hedge wird der hedge-effektive Teil der Marktwertveränderungen zunächst im Eigenkapital (kumulierte, nicht ergebniswirksame Eigenkapitalanteile) erfasst. Die Erfassung in der Gewinn- und Verlustrechnung erfolgt erst, wenn das zu Grunde liegende abgesicherte Grundgeschäft ergebniswirksam geworden ist. Der hedge-ineffektive Teil der Marktwertveränderungen wird unmittelbar ergebniswirksam berücksichtigt. Darüber hinaus sind in Trägerkontrakte eingebettete Derivate separat zu bilanzieren.

Vor der Anwendung von SFAS 133 waren derivative Instrumente zu Marktwerten anzusetzen. Unrealisierte Gewinne und Verluste aus Marktwertveränderungen wurden unmittelbar ergebniswirksam berücksichtigt. Bestand ein unmittelbarer Zusammenhang und eine Zuordnung zwischen Derivat und einem Grundgeschäft, wurde eine Bewertungseinheit gebildet. Gewinne und Verluste aus diesen Bewertungseinheiten wurden erst bei Realisierung des Grundgeschäfts ergebniswirksam.

Nominalbeträge aufgegliedert nach Produktart und Restlaufzeit

in TEUR	Bis zu 3 Monaten	3 bis 6 Monate	6 bis 12 Monate	1 bis 5 Jahre	Größer 5 Jahre	Gesamt
Zinsswaps	–	–	–	51 059	587 081	638 140
Währungsswaps	5 105	–	–	–	40 993	46 098

Derivate betreffende Engagements waren im Rahmen der gesamten Kapitalanlagen des Hannover Rück-Konzerns von geringer Bedeutung. Der Marktwert der zu Sicherungszwecken eingesetzten offenen Positionen beträgt -33,3 Mio. EUR.

Der Marktwert der Derivate für Fair-Value-Hedges beträgt -15,3 Mio. EUR. Der Marktwert der bei Cash-Flow-Hedges eingesetzten Derivate beträgt -26,8 Mio. EUR. Der Marktwert der als Handelsbestand ausgewiesenen Derivate beträgt 8,9 Mio. EUR.

Im Berichtsjahr wurden drei Kontrakte fällig; hieraus resultierten Abgangsgewinne in Höhe von 3,5 Mio. EUR und Abgangsverluste von 1,6 Mio. EUR.

Zum Bilanzstichtag befanden sich weder Vorkäufe noch Devisentermingeschäfte im Bestand.

7.5 Ereignisse nach Ablauf des Geschäftsjahrs

Mit Wirkung zum 1. April 2002 hat die Hannover Rück mit ihrer Transaktion „K3" (Securitisation) Groß- und Katastrophenrisiken über die internationalen Kapitalmärkte abgesichert.

„K3" ist eine Verbriefung (Portfolio-Linked Securitisation), die unterschiedliche Rückversicherungsrisiken umfasst. Es handelt sich einerseits um Naturkatastrophen (Hurrikane und Erdbeben in den USA, Stürme in Europa und Erdbebengefahren in Japan) sowie weltweites Luftfahrtgeschäft.

Mit dieser Transaktion schafft die Hannover Rück ein Kapitalsubstitut von 230 Mio. USD (261 Mio. EUR).

Darüber hinaus sind nach dem Bilanzstichtag keine Ereignisse eingetreten, die einen wesentlichen Einfluss auf die Vermögens-, Finanz- und Ertragslage des Konzerns haben.

7.6 Mieten und Leasing

Angemietete Objekte

Zusammengefasste Leasingverbindlichkeiten der Geschäftsjahre 2002 bis 2006.

in TEUR	Ausgaben
2002	4 702
2003	4 598
2004	4 526
2005	3 818
2006	2 080
Nachfolgend	10 617

Operating Leasingverträge führten im Geschäftsjahr 2001 zu Ausgaben von 5.042 TEUR.

Mehrjährige Mietverhältnisse für Geschäftsräume bestehen bei der Insurance Corporation of Hannover und der Clarendon-Gruppe. Bei letzterer endet das zehnjährige Mietverhältnis am 31. August 2005. Die Mietraten sind für die Mietzeit fest vereinbart, wobei zu vertraglich festgelegten Zeitpunkten eine Anpassung an geänderte Marktkonditionen möglich ist.

Die Hannover Reinsurance Africa Ltd. hat im Berichtsjahr mit Wirkung zum Februar 2002 einen Sale-and-Lease-back-Vertrag über ein Grundstück und Geschäftsgebäude mit einer Laufzeit von acht Jahren abgeschlossen.

Vermietete Objekte

Die Hannover Re Real Estate Holdings vermietet Grundvermögen in Florida; die Mietverträge haben eine Laufzeit von jeweils fünf bis sieben Jahren. Aus den unkündbaren Verträgen resultieren in den folgenden Jahren die nachfolgend aufgeführten Einnahmen:

in TEUR	Einnahmen
2002	18 024
2003	17 319
2004	17 059
2005	14 258
2006	11 956
Nachfolgend	4 983

Die Mieteinnahmen beliefen sich im Geschäftsjahr 2001 auf 12.842 TEUR.

7.7 Währungsumrechnung

Fremdwährungspositionen in den Gewinn- und Verlustrechnungen der Einzelgesellschaften werden zu Durchschnittskursen in die jeweilige Landeswährung umgerechnet. Die in Landeswährung aufgestellten Gewinn- und Verlustrechnungen dieser Einzelgesellschaften werden zu Durchschnittskursen in Euro umgerechnet und in den Konzernabschluss übernommen. Die Umrechnung der Fremdwährungspositionen in den Bilanzposten der Einzelgesellschaften sowie die Übernahme dieser Posten in den Konzernabschluss erfolgt zu den Devisenmittelkursen des Bilanzstichtags. Sich ergebende Differenzen zwischen Durchschnittskursen und Bilanzstichtagskursen führen für funktionale Währungen zur erfolgsneutralen Bildung eines gesonderten Postens im Eigenkapital. Für nicht funktionale Währungen werden diese Differenzen erfolgswirksam. Als funktionale Währungen sind die Währungen definiert, in denen Kapitalanlagen getätigt werden.

Folgende wesentliche Umrechnungskurse kommen zum Ansatz

	Devisenmittelkurs zum Bilanzstichtag		Durchschnittskurs	
1 EUR entspricht	31.12.2001	31.12.2000	31.12.2001	31.12.2000
AUD	1,7332	1,6754	1,7364	1,5964
CAD	1,4102	1,3933	1,3858	1,3737
GBP	0,6088	0,6233	0,6199	0,6086
MYR	3,3549	3,5340	3,3982	3,5201
SEK	9,3300	8,8400	9,2572	8,4838
USD	0,8820	0,9305	0,8951	0,9262
ZAR	10,4200	7,0440	7,7383	6,4002

Hannover, den 22. April 2002

Der Vorstand

Zeller Dr. Becke Gräber

Dr. Pickel Arrago Dr. König Wallin

Bestätigungsvermerk des Abschlussprüfers

Wir haben den Konzernabschluss, bestehend aus Konzernbilanz, Konzern-Gewinn- und Verlustrechnung, Konzernkapitalflussrechnung, Entwicklung des Konzern-Eigenkapitals und Konzernanhang, der Hannover Rückversicherungs-Aktiengesellschaft für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2001 geprüft. Aufstellung und Inhalt des Konzernabschlusses nach den US-amerikanischen Rechnungslegungsvorschriften (United States Generally Accepted Accounting Principles – US GAAP) liegen in der Verantwortung des Vorstands der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Konzernabschluss abzugeben.

Wir haben unsere Konzernabschlussprüfung nach den deutschen Prüfungsvorschriften und unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass mit hinreichender Sicherheit beurteilt werden kann, ob der Konzernabschluss frei von wesentlichen Fehlaussagen ist. Im Rahmen der Prüfung werden die Nachweise für die Wertansätze und Angaben im Konzernabschluss auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der Jahresabschlüsse der in den Konzernabschluss einbezogenen Unternehmen, die Abgrenzung des Konsolidierungskreises, der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen des Vorstands sowie die Würdigung der Gesamtdarstellung des Konzernabschlusses. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Nach unserer Überzeugung vermittelt der Konzernabschluss in Übereinstimmung mit den US-amerikanischen Rechnungslegungsvorschriften ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage des Konzerns sowie der Zahlungsströme des Geschäftsjahres.

Unsere Prüfung, die sich auch auf den vom Vorstand für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2001 aufgestellten Konzernlagebericht erstreckt hat, hat zu keinen Einwendungen geführt. Nach unserer Überzeugung gibt der Konzernlagebericht insgesamt eine zutreffende Vorstellung von der Lage des Konzerns und stellt die Risiken der künftigen Entwicklung zutreffend dar.

Hannover, den 23. April 2002

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Dr. Geib	Schuster
Wirtschaftsprüfer	Wirtschaftsprüfer

Bericht des Aufsichtsrats der Hannover Rückversicherungs-AG für den Hannover Rück-Konzern

Wir haben die Geschäftsführung der Hannover Rückversicherungs-AG, der Obergesellschaft des Hannover Rück-Konzerns, während des Jahres 2001 auf der Basis ausführlicher schriftlicher sowie mündlicher Berichterstattung des Vorstands regelmäßig überwacht. Der Aufsichtsrat trat insgesamt viermal zu mehrstündigen Sitzungen zusammen, um die anstehenden Beschlüsse zu fassen. Darüber hinaus wurden zweimal im schriftlichen und einmal im fernmündlichen Verfahren Entscheidungen mit besonderer Eilbedürftigkeit getroffen. Der Ausschuss für Vorstandsangelegenheiten, ein Ausschuss im Sinne des § 107 Abs. 3 AktG, tagte ebenfalls viermal. Des Weiteren ließen wir uns vom Vorstand quartalsweise gemäß § 90 AktG schriftlich über den Gang der Geschäfte und die Lage des Konzerns informieren. In diesen Berichten werden unter anderem die aktuellen Planzahlen zur Entwicklung der Prämien, Schäden, Kosten, Kapitalanlagen, Kapitalanlageerträge und der weltweiten Personalentwicklung für den Konzern zeitnah dargestellt. Insgesamt haben wir im Rahmen unserer gesetzlichen und satzungsgemäßen Zuständigkeit an den Entscheidungen des Vorstands mitgewirkt. Die Entwicklung der wesentlichen Tochter- und Beteiligungsgesellschaften war jederzeit in die Beratungen einbezogen.

Im Rahmen der Behandlung besonders bedeutsamer Einzelvorhaben befasste sich der Aufsichtsrat unter anderem mehrmals mit den Auswirkungen der Terroranschläge vom 11. September 2001 auf das World Trade Center; weiterhin mit der Gründung einer Rückversicherungsgesellschaft in Bermuda, der Gründung eines Rückversicherungsmaklers in London und der Gründung zweier Private Equity-Beteiligungsgesellschaften. Auf Grund des markanten Prämienwachstums stimmte der Aufsichtsrat einer Kapitalerhöhung bei der Hannover Rückversicherungs-AG zu, um hierdurch deren Rating zu sichern und die Wettbewerbsfähigkeit zu stärken. Wegen der starken Ausweitung des Geschäftsvolumens der operativen Gesellschaften der Clarendon-Gruppe stimmte der Aufsichtsrat auch einer Kapitalerhöhung bei der Hannover Finance, Inc., Wilmington/Delaware, USA, zu. Intensiv befasste sich der Aufsichtsrat mit dem Thema „Corporate Governance" und stimmte der Realisierung diverser Handlungsempfehlungen der Deutschen Vereinigung für Finanzanalyse und Asset Management (DVFA) zu. Angestrebt wird eine möglichst weitgehende Umsetzung der in der Corporate Governance Scorecard der DVFA formulierten Maßnahmen.

Die KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (KPMG DTG), Hannover, wurde auf gesetzlich freiwilliger Basis beauftragt, den Konzernabschluss und den Lagebericht des Vorstands für den Hannover Rück-Konzern (nach United States Generally Accepted Accounting Principles – US GAAP) zu prüfen. Die KPMG DTG erteilte den uneingeschränkten Bestätigungsvermerk. Der Prüfungsbericht wurde an alle Aufsichtsratsmitglieder ausgehändigt und im Rahmen der Bilanzaufsichtsratssitzung ausführlich unter Beteiligung der Wirtschaftsprüfer geprüft.

Der vom Vorstand erstellte Bericht über die Beziehungen der Gesellschaft zu verbundenen Unternehmen wurde gleichfalls von der KPMG DTG geprüft und mit dem folgenden uneingeschränkten Bestätigungsvermerk versehen:

„Nach unserer pflichtgemäßen Prüfung und Beurteilung bestätigen wir, dass

1. die tatsächlichen Angaben des Berichts richtig sind;
2. bei den im Bericht aufgeführten Rechtsgeschäften die Leistung der Gesellschaft nicht unangemessen hoch war;
3. bei den im Bericht aufgeführten Maßnahmen keine Umstände für eine wesentlich andere Beurteilung als die durch den Vorstand sprechen."

Wir haben unsererseits sowohl den Bericht des Vorstands als auch den Bericht des Abschlussprüfers über die Beziehungen der Gesellschaft zu verbundenen Unternehmen geprüft. Beanstandungen haben sich nicht ergeben. Nach dem

abschließenden Ergebnis unserer Prüfung erhoben wir gegen die Erklärung des Vorstands am Schluss des Berichts über die Beziehungen zu verbundenen Unternehmen keine Einwendungen.

Am 31. August 2001 endete die Vorstandstätigkeit von Herrn Dr. Andreas-Peter Hecker. Der Aufsichtsrat hat die von Herrn Dr. Hecker in über fünfzehn Jahren im Vorstand der Gesellschaft geleistete Arbeit – davon acht Jahre als stellvertretender Vorstandsvorsitzender – gewürdigt und anerkannt und ihm für seinen Beitrag zur Entwicklung des Unternehmens gedankt. Ebenfalls mit Wirkung zum 31. August 2001 wurde die Bestellung von Herrn Dr. Detlef Steiner zum Mitglied des Vorstands einvernehmlich aufgehoben. Herr Dr. Steiner hat am 1. September 2001 die Leitung der Clarendon Insurance Group in New York übernommen (zunächst als Chief Operating Officer, ab dem 1. Januar 2002 als Chief Executive Officer). Der Aufsichtsrat würdigte auch die von Herrn Dr. Steiner geleistete Arbeit für die Fortentwicklung des Unternehmens. Mit Wirkung zum 1. September 2001 wurden die Herren André Arrago und Ulrich Wallin zu stellvertretenden Mitgliedern des Vorstands bestellt. Frau Dr. Elke König wurde mit Wirkung zum 1. Januar 2002 zum stellvertretenden Mitglied des Vorstands bestellt. Die Bestellung von Herrn Herbert Haas zum Mitglied des Vorstands wurde einvernehmlich mit Wirkung zum 31. Januar 2002 aufgehoben, da Herr Haas mit Wirkung zum 1. Februar 2002 in den Vorstand der Konzernobergesellschaft HDI VaG wechselt. Der Aufsichtsrat hat die in nahezu zwanzig Jahren – davon acht Jahre im Vorstand der Gesellschaft – geleistete Arbeit von Herrn Haas anerkannt und gewürdigt und ihm für seinen großen Leistungsbeitrag gedankt.

Hannover, den 24. April 2002

Für den Aufsichtsrat

Baumgartl
Vorsitzender

STANDORTE des Hannover Rück-Konzerns im Ausland

Australien

Hannover Life Re of Australasia Ltd
Level 7
70 Phillip Street
Sydney NSW 2000
Tel. +61/2/92 51 69 11
Fax +61/2/92 51 68 62

Managing Director:
Steve Willcock

Hannover Rückversicherungs-AG
Australian Branch – Chief Agency
G. P. O. Box 3973
Sydney NSW 2001
Tel. +61/2/92 74 30 00
Fax +61/2/92 74 30 33

Chief Agent:
Ross Littlewood

Bermuda

Hannover Re (Bermuda) Ltd.
50 Parliament Street, 2nd Floor
Hamilton, HM 12
Tel. +1/441/2 94 31 10/11
Fax +1/441/2 96 75 68

Managing Director:
Dr. Konrad Rentrup

China

Hannover Rückversicherungs-AG
Shanghai Representative Office
Suite 2711, Bank of China Tower
200 Yin Cheng Zhong Road
Pudong New Area
200120 Shanghai
Tel. +86/21/50 37 25 25
Fax +86/21/50 37 27 27

Chief Representative:
Xiaonan Zhang

Hannover Rückversicherungs-AG
Hong Kong Branch
2008 Sun Hung Kai Centre
30 Harbour Road
Wanchai, Hong Kong
Tel. +852/25 19 32 08
Fax +852/25 88 11 36

General Manager:
David Laskey

Frankreich

Hannover Re
Gestion de Réassurance
France S.A.
7 Rue Montalivet, 4th Floor,
75008 Paris

Leben
Tel. +33/1/42 66 87 78
Fax +33/1/42 66 87 98

General Manager:
Stephan Kasper

Nicht-Leben
Tel. +33/1/42 66 87 87
Fax +33/1/42 66 87 88

General Manager:
Jean-Jacques Menon

Großbritannien

Hannover Life Reassurance (UK) Limited
Hannover House
Virginia Water
Surrey GU25 4AA
Tel. +44/13 44/84 52 82
Fax +44/13 44/84 53 83

Managing Director:
Peter Savill

Hannover Services (UK) Ltd.
Büro London
2nd Floor
69-70 Mark Lane
London EC3R 7HJ
Tel. +44/20/74 80 73 00
Fax +44/20/74 81 38 45

Representative:
Harald Schenk

Büro Virginia Water
Hannover House
Virginia Water
Surrey GU25 4AA
Tel. +44/13 44/84 52 82
Fax +44/13 44/84 53 83

International Insurance Company
of Hannover Ltd.
Hannover House
Virginia Water
Surrey GU25 4AA
Tel. +44/13 44/84 07 03
Fax +44/13 44/84 59 09

Managing Director:
Gonda Lauritzen

Irland

E+S Reinsurance (Ireland) Ltd.
No. 2 Custom House Plaza, IFSC
Dublin 1
Tel. +353/1/6 12 57 16
Fax +353/1/8 29 14 00

Managing Director:
Henning Ludolphs (ab 1. Juli 2002)

Hannover Life Reassurance
(Ireland) Limited
No. 4 Custom House Plaza, IFSC
Dublin 1
Tel. +353/1/6 12 57 18
Fax +353/1/6 73 69 17

Managing Director:
Colin Rainier

Hannover Re Advanced
Solutions Limited
No. 2 Custom House Plaza, IFSC
Dublin 1
Tel. +353/1/6 12 57 00
Fax +353/1/8 29 14 00

Managing Director:
Henning Ludolphs (ab 1. Juli 2002)

Hannover Reinsurance (Ireland) Ltd.
No. 2 Custom House Plaza, IFSC
Dublin 1
Tel. +353/1/6 12 57 15
Fax +353/1/8 29 14 00

Managing Director:
Henning Ludolphs (ab 1. Juli 2002)

Italien

Hannover Re Services Italy Srl
Via Mazzini, 12
20123 Mailand
Tel. +39/02/80 68 13 11
Fax +39/02/80 68 13 49

Amministratore Delegato:
Dr. Georg Pickel

Japan

Hannover Re Services Japan KK
7th Floor, Hakuyo Building
3-10 Nibancho
Chiyoda-ku
Tokio 102-0084
Tel. +81/3/52 14 11 01
Fax +81/3/52 14 11 05

Managing Director:
Megumi Ugai

Kanada

Hannover Rückversicherungs-AG
Canadian Branch - Chief Agency
3650 Victoria Park Avenue, Suite 201
Toronto, Ontario M2H 3P7
Tel. +1/416/4 96 11 48
Fax +1/416/4 96 10 89

Chief Agent:
V. Lorraine Williams

Hannover Rückversicherungs-AG
Canadian Branch – Facultative Office
150 York Street, Suite 1008
Toronto, Ontario M5H 3S5
Tel. +1/416/8 67 97 12
Fax +1/416/8 67 97 28

Manager:
Margaret Whiteley

Korea

Hannover Rückversicherungs-AG
Seoul Representative Office
German Office
Shintown Plaza Building
28-2 Hannam-dong
Yongsan-ku
Seoul 140-210
Tel. +82/2/37 80 46 16
Fax +82/2/37 80 46 08

Representative:
Pyung Won Kim

Malaysia

Hannover Rückversicherungs-AG
Malaysian Branch
Suite 31-1, 31st Floor
Wisma UOA II
No. 21 Jalan Pinang
50450 Kuala Lumpur
Tel. +60/3/21 64 51 22
Fax +60/3/21 64 61 29

General Manager:
Sathasivam Thava Rajah

Mauritius

Hannover Reinsurance Mauritius Ltd.
Suite 335, Barkly Wharf
Le Caudan Waterfront
Port Louis 00230
Tel. +2 30/2 12 31 65
Tel. +2 30/2 12 62 48
Fax +2 30/2 12 31 64

Managing Director:
Derrick Nicoll

Mexiko

Hannover Services (México) S.A. de C.V.
Bosque de Ciruelos 162
Bosques de las Lomas, 3rd Floor
Apartado Postal 10-950
CP 11700 Mexico, D.F.
Tel. +52/555/2 51 50 22
Fax +52/555/5 96 41 73

Director General:
Walter Stange

Schweden

Hannover Rückversicherungs-AG
Tyskland filial
Stockholm Branch
Hantverkargatan 25
P. O. Box 22085
104 22 Stockholm
Tel. +46/8/6 17 54 00
Fax +46/8/6 17 55 99

Managing Director:
Einar Östlund

International Insurance
Company of Hannover Ltd.
England filial
Scandinavian Branch
Hantverkargatan 25
P. O. Box 22085
104 22 Stockholm
Tel. + 46/8/6 17 54 00
Fax + 46/8/6 17 55 99

Managing Director:
Einar Östlund

Spanien

HR Hannover Re
Correduría de Reaseguros, S.A.
Paseo del General Martínez
Campos 46
28010 Madrid
Tel. +34/91/3 19 00 49
Fax +34/91/3 19 93 78

Director General:
Eduardo Molinari

Südafrika

Hannover Life Reassurance
Africa Limited
P. O. Box 10842
Johannesburg 2000
Tel. +27/11/4 81 65 00
Fax +27/11/4 84 33 30/32

Managing Director:
Nico Conradie

Hannover Reinsurance Africa Limited
P. O. Box 10842
Johannesburg 2000
Tel. +27/11/4 81 65 00
Fax +27/11/4 84 33 30/32
www.hannover-re.co.za

Managing Director:
Achim Klennert

Taiwan

Hannover Rückversicherungs-AG
Taipei Representative Office
Room A2, 12th Floor
296 Jen Ai Road, Section 4
Taipei, Taiwan R.O.C.
Tel. +886/2/27 01 10 96
Fax +886/2/27 04 81 17

Representative:
Ker-Kao Chow

USA

Clarendon Insurance Group, Inc.
1177 Avenue of the Americas,
45th Floor
New York, New York 10036
Tel. +1/212/8 05 97 00
Fax +1/212/8 05 98 00

President & CEO:
Dr. Detlef Steiner

Hannover Life Reassurance
Company of America
800 N. Magnolia Avenue
Suite 1400
Orlando, Florida 32803-3251
Tel. +1/407/6 49 84 11
Fax +1/407/6 49 83 22

President & CEO:
Peter R. Schaefer

Insurance Corporation of Hannover
Büro Los Angeles
333 South Hope St.
Suite 2400
Los Angeles, California 90071
Tel. +1/213/6 13 01 08
Fax +1/213/6 13 06 67

President & CEO:
John F. Sullivan

Büro Itasca
500 Park Blvd.
Suite 1425
Itasca, Illinois 60143
Tel. +1/800/7 73-99 80
Tel. +1/630/7 73-99 31
Fax +1/630/7 73-99 37

Senior Vice President:
Stephen Fitzpatrick

Glossar

Abschlusskosten (auch: Erwerbskosten), aktivierte: Kosten eines Versicherungsunternehmens, die beim Abschluss oder der Verlängerung eines Versicherungsvertrags (z. B. Abschlussprovisionen, Kosten der Antrags- oder Risikoprüfung, etc.) entstehen. Die Aktivierung führt zu einer Verteilung der Kosten über die Vertragslaufzeit.

Alternative Risikofinanzierung: Nutzung der Kapazität der Kapitalmärkte zur Abdeckung von Versicherungsrisiken, z. B. durch Verbriefung von Risiken aus Naturkatastrophen.

American Depositary Receipt (ADR): Von US-Banken ausgestellte handelbare Aktienzertifikate über dort hinterlegte ausländische Aktien. Anstelle der Aktien werden an den amerikanischen Börsen die ADRs gehandelt.

Anschaffungskosten, fortgeführte: Kaufpreis eines Wirtschaftsgutes einschließlich aller Neben- und Bezugskosten; bei abnutzbaren Wirtschaftsgütern vermindert um planmäßige und/oder außerplanmäßige Abschreibungen.

Aufwendungen für Versicherungsfälle für eigene Rechnung: Summe aus bezahlten Schäden und den Rückstellungen für Schadenereignisse, die im Geschäftsjahr eingetreten sind, ergänzt um das Ergebnis der Abwicklung der Rückstellungen für Schadenereignisse der Vorjahre, jeweils nach Abzug der eigenen Rückversicherungsabgaben.

Bancassurance: Sie wird verstanden als eine Partnerschaft zwischen einer Bank und einem Versicherungsunternehmen zum Zweck des Vertriebs von Versicherungsprodukten über die Filialen der Bankpartner. Die Bindung zwischen Versicherer und Bank ist häufig geprägt durch eine Kapitalbeteiligung oder eine langfristig wirkende strategische Kooperation beider Parteien.

Block-Assumption-Transaktion (BAT): Proportionaler Rückversicherungsvertrag auf das Lebens- oder Krankenversicherungsportefeuille eines Zedenten, mit dem dieser zukünftige Gewinne bereits vorzeitig realisieren kann, um damit auf effiziente Weise finanz- oder solvenzpolitische Zielvorstellungen sicherzustellen.

Brutto/Retro/Netto: Bruttopositionen stellen die jeweilige Summe aus der Übernahme von Erst- oder Rückversicherungsverträgen dar, Retropositionen die jeweilige Summe der eigenen Rückversicherungsabgaben. Die Differenz bildet die jeweilige Nettoposition (Brutto - Retro = Netto, auch: für eigene Rechnung).

Critical Illness-Deckungen: Vgl. → Dread-Disease-Deckungen

Deckungsrückstellung: Nach mathematischen Methoden entwickelter Wert für zukünftige Verpflichtungen (Barwertsumme künftiger Verpflichtungen abzüglich der Barwertsumme künftig eingehender Prämien), vor allem in der Lebens- und Krankenversicherung.

Depotforderungen/Depotverbindlichkeiten: Sicherheitsleistungen zur Deckung von Versicherungsverbindlichkeiten zwischen Erst- und Rückversicherer. Das einbehaltende Unternehmen weist in diesem Fall eine Depotverbindlichkeit, das gewährende Unternehmen eine Depotforderung aus.

Derivate, derivative Finanzinstrumente: Hierzu zählen die aus Basisinstrumenten wie Aktien, festverzinslichen Wertpapieren und Devisen abgeleiteten Finanzprodukte, deren Preis u.a. anhand eines zugrunde liegenden Wertpapiers oder sonstigen Referenzwerts festgestellt wird. Zu den Derivaten zählen insbesondere Swaps, Optionen und Futures.

Diskontierung der Schadenrückstellungen: Bestimmung des Barwerts zukünftiger Zahlungen durch Multiplikation mit dem zugehörigen Abzinsungsfaktor. Bei Schadenrückstellungen ist dies auf Grund der für deutsche Aktiengesellschaften geltenden neuen steuerlichen Gewinnermittlungsmethoden erforderlich.

Dread Disease-Deckungen (auch: Critical Illness-Deckungen): Personenzusatzversicherungen, auf deren Basis im Fall vorher definierter schwerer Krankheiten Teile der Versicherungssumme ausgezahlt werden, die sonst erst bei Eintritt des Todesfalls fällig würden.

Eigenbehalt (auch: Selbstbehalt): Der Teil der übernommenen Risiken, den der (Rück-)Versicherer nicht in Rückdeckung gibt, also → netto ausweist. (Eigenbehaltsquote: Prozentualer Anteil des Eigenbehalts an den gebuchten Bruttoprämien.)

Ergebnis je Aktie (auch: Gewinn je Aktie), verwässert: Kennziffer, die sich aus der Division des Konzernjahresüberschusses durch die durchschnittliche Anzahl im Umlauf befindlicher Aktien errechnet. Das verwässerte Ergebnis je Aktie bezieht ausgeübte oder noch zur Ausübung stehende Bezugsrechte in die Aktienanzahl mit ein.

Erstversicherer: Gesellschaft, die Risiken gegen eine Versicherungsprämie übernimmt und in einem direkten Vertragsverhältnis zum Versicherungsnehmer (Privatperson, Unternehmen, Organisation) steht.

Erwerbskosten, aktivierte: Vgl. → Abschlusskosten, aktivierte

Exponierung: Gefährdungsgrad eines Risikos oder Risikobestands; Grundlage für die Prämienermittlung in der Rückversicherung.

Fair Value: Preis, zu dem ein Finanzinstrument zwischen zwei Parteien frei gehandelt würde.

Fakultative Rückversicherung: Beteiligung des Rückversicherers an einem bestimmten, vom Erstversicherer übernommenen Einzelrisiko. Steht im Gegensatz zur → obligatorischen (auch: Vertrags-)Rückversicherung.

Financial Accounting Standards Board (FASB): Gremium in den USA, das mit der Festlegung und Verbesserung von Standards zur Rechnungslegung und zum Berichtswesen beauftragt ist.

Financial Accounting Standards (FAS): Vgl. → Statement of Financial Accounting Standards (SFAS)

Finanz-Rückversicherung: Rückversicherung mit einem begrenzten Gewinn- und Verlustpotenzial. In erster Linie wird der Risikoausgleich über die Zeit angestrebt. Dieser wirkt bilanzstabilisierend für die → Zedenten.

Geschäfts- oder Firmenwert: Unterschiedsbetrag, um den der Kaufpreis einer Konzerngesellschaft deren anteiliges Eigenkapital nach Auflösung der dem Käufer zuzuordnenden stillen Reserven zum Kaufzeitpunkt übersteigt.

Gewinn je Aktie: Vgl. → Ergebnis je Aktie

Großschaden: Schaden, der auf Grund seiner Höhe eine besondere Bedeutung für den Erst- bzw. Rückversicherer hat und gemäß einer festgelegten Schadenhöhe oder anderer Kriterien als Großschaden definiert wird.

Hybrid-Kapital: Anleihestruktur, die auf Grund ihrer Nachrangigkeit eigenkapitalähnlichen Charakter hat.

IBNR (Incurred but not reported): Vgl. → Spätschadenrückstellung

Kapitalflussrechnung: Rechnung über die Herkunft und Verwendung von Zahlungsmitteln während der Abrechnungsperiode. Sie zeigt die Veränderung der Vermögens- und Kapitalbestände getrennt nach den Bereichen „laufende Geschäftstätigkeit", „Investitionstätigkeit" und „Finanzierungstätigkeit".

Kongruente Währungsbedeckung: Bedeckung der versicherungstechnischen Verbindlichkeiten in fremder Währung mit entsprechenden Kapitalanlagen derselben Währung, um Wechselkursrisiken zu vermeiden.

Kostenquote: Aufwendungen für den Versicherungsbetrieb im Verhältnis zu den verrechneten (Brutto- oder Netto-) Prämien.

Kumulschaden: Summe von mehreren einzelnen, bei unterschiedlichen Versicherungsnehmern eingetretenen Schäden, die durch das gleiche Schadenereignis (z. B. Sturm, Erdbeben) verursacht wurden. Führt dann zu einer erhöhten Belastung des Erst- oder Rückversicherers, wenn mehrere betroffene Versicherungsnehmer bei ihm versichert sind.

Kurs-Gewinn-Verhältnis (KGV): Verhältnis des Kurses einer Aktie zu dem auf diese Aktie entfallenden Reingewinn der AG.

LOC (Letter of Credit): Bankbürgschaft; die Bank ist auf Anforderung des Bürgschaftsempfängers zur Leistung an selbigen bis zu der Höhe der im LOC genannten Summe verpflichtet. Beispielsweise in den USA eine übliche Form der Sicherheitsleistung im Rückversicherungsgeschäft.

Mark-to-Market-Bewertung: Bewertung von Finanzinstrumenten zum Marktwert bzw. zum → Fair Value.

Netto: Vgl. → Brutto/Retro/Netto

Nichtproportionale Rückversicherung: Rückversicherungsvertrag, bei dem der Rückversicherer den einen bestimmten Betrag (→ Priorität) übersteigenden Schadenaufwand zu tragen hat. Steht im Gegensatz zur → proportionalen Rückversicherung.

Obligatorische Rückversicherung (auch: Vertragsrückversicherung): Rückversicherungsvertrag, bei dem sich der Rückversicherer an einem gesamten, genau definierten Versicherungsbestand eines → Zedenten beteiligt. Steht im Gegensatz zur → fakultativen Rückversicherung.

Personen-(Rück-)versicherung: Zusammenfassung von Sparten, die die Versicherung von Personen zum Gegenstand haben, also Lebens-, Renten-, Kranken- und Unfallversicherungen.

Portefeuille: Alle von einem Erst- oder Rückversicherer insgesamt oder in einem definierten Teilsegment (z. B. Sparte, Land) übernommenen Risiken.

Prämie: Vereinbartes Entgelt für die vom Versicherungsunternehmen übernommenen Risiken. Die gebuchten (auch: verrechneten) Prämien (auch: Beiträge) sind im Gegensatz zu den verdienten Prämien (auch: Beiträge) zeitlich nicht abgegrenzt.

Priorität: Im Rahmen von → nichtproportionalen Rückversicherungsverträgen festgelegter Schadenbetrag eines Erstversicherers, bei dessen Überschreitung der Rückversicherer leistungspflichtig wird. Die Priorität kann sich auf einen Einzelschaden, einen → Kumulschaden oder die Summe der gesamten Jahresschäden beziehen.

Programmgeschäft: Spezialität der anglo-amerikanischen Versicherungsmärkte. Es wird von Erstversicherern in engster Zusammenarbeit mit Rückversicherern und spezialisierten Zeichnungsagenturen betrieben. Das Segment ist typischerweise auf Nischen- und Nichtstandardgeschäft oder schwer versicherbare Risiken ausgerichtet.

Proportionale Rückversicherung: Rückversicherungsverträge, auf deren Basis Anteile eines Risikos oder → Portefeuilles zu den Konditionen des Erstversicherers in Rückversicherung gegeben werden. → Prämien sowie Schäden werden anteilsmäßig in einem proportionalen Verhältnis geteilt. Steht im Gegensatz zur → nichtproportionalen Rückversicherung.

Rate: Prozentsatz (in der Regel vom Prämienvolumen) des rückversicherten Portefeuilles, der bei einer → nichtproportionalen Rückversicherung als Rückversicherungsprämie an den Rückversicherer zu zahlen ist.

Reservequote: Verhältnis der versicherungstechnischen (Brutto- oder Netto-) Reserven zu den (Brutto- oder Netto-) Prämien.

Retro: Vgl. → Brutto/Retro/Netto

Retrozession: Abgabe von Risiken oder Anteilen an Risiken, die in Rückdeckung übernommen worden sind. Die Abgabe erfolgt an andere Rückversicherer gegen eine anteilige oder gesondert kalkulierte Prämie.

Risiko, versichertes: Unter Risiko versteht man die Gefahr, die zum Eintritt eines Schadens führen kann. Das versicherte Risiko ist Gegenstand des Versicherungsvertrags.

Rückstellung: Passivposten am Bilanzstichtag zur Erfüllung von Verbindlichkeiten, die dem Grunde nach bestehen, wobei die Höhe und/oder der Zeitpunkt der Fälligkeit noch nicht bekannt ist. Versicherungstechnisch z. B. für bereits eingetretene, jedoch noch nicht oder nur teilweise regulierte Versicherungsfälle (= Rückstellung für noch nicht abgewickelte Versicherungsfälle, kurz: Schadenrückstellung).

Rückversicherer: Gesellschaft, die gegen eine vereinbarte Prämie Risiken bzw. Portefeuillesegmente von einem → Erstversicherer oder einem anderen Rückversicherer übernimmt.

Schadenexzedentenvertrag: Vgl. → Nichtproportionale Rückversicherung

Schaden-/Kostenquote: Summe der Schaden- und Kostenquote.

Schadenquote: Verhältnis der Schadenaufwendungen im → Eigenbehalt (auch: Selbstbehalt) zu den verdienten (Brutto- oder Netto-) Prämien.

Schaden-(Rück-)versicherung: Zusammenfassung aller Sparten, bei denen im Versicherungsfall nicht eine fest vereinbarte Versicherungssumme (wie z. B. in der Lebens- und Unfallversicherung) bezahlt, sondern lediglich der entstandene Schaden ersetzt wird. Dieses Prinzip hat Gültigkeit in allen Sparten der Sach- und Haftpflichtversicherung.

Segmentberichterstattung: Darstellung von Vermögens- und Ertragsinformationen, untergliedert nach zweckmäßigen Kriterien, wie Geschäftsbereichen und Regionen.

Selbstbehalt: Vgl. → Eigenbehalt

Sonstige Wertpapiere, gehalten bis zur Endfälligkeit: Wertpapiere, die in Daueranlageabsicht grundsätzlich bis zur Endfälligkeit gehalten werden. Sie sind zu fortgeführten Anschaffungskosten bilanziert.

Sonstige Wertpapiere, Handelsbestand: Wertpapiere, die ausschließlich für kurzfristige Handelszwecke gehalten werden. Sie sind mit dem Marktwert am Bilanzstichtag bilanziert.

Sonstige Wertpapiere, jederzeit veräußerbar: Wertpapiere ohne klare Zuordnung zum Handels- bzw. Endfälligkeitsbestand; diese jederzeit veräußerbaren Wertpapiere werden mit dem Marktwert am Bilanzstichtag angesetzt. Marktwertveränderungen berühren nicht die Gewinn- und Verlustrechnung.

Spätschadenrückstellung (auch: IBNR – Incurred but not reported): Rückstellung bereits eingetretene, aber noch nicht gemeldete Schäden.

Statement of Financial Accounting Standards, SFAS (auch: Financial Accounting Standards, FAS): Die vom Financial Accounting Standards Board herausgegebenen Standards zur Rechnungslegung und zum Berichtswesen.

Stochastic Banker: ein Rückversicherer, der im → Stochastic Banking tätig ist.

Stochastic Banking: Die zielgerichtete finanzielle Unterstützung von Erstversicherern über einen Rückversicherungsvertrag, bei dem sich der Rückversicherer an den Originalkosten eines Versicherungsportefeuilles beteiligt und dafür als Gegenleistung einen Anteil an den zukünftigen Erträgen dieses Portefeuilles erhält. Diese Methodik wird vorwiegend bei langfristigen Produkten der Personensparten verwendet, wie der Lebens-, Renten- und Unfallversicherung.

Thesaurierung: Nichtausschüttung der Gewinne einer Unternehmung, mit der Folge einer gegenüber ausgeschütteten Gewinnen unterschiedlichen steuerlichen Behandlung.

US GAAP (United States Generally Accepted Accounting Principles): International anerkannte US-Rechnungslegungsvorschriften. Nicht alle Vorschriften, die in ihrer Summe die US GAAP darstellen, sind kodifiziert. Es zählen dazu neben schriftlich fixierten Statements z. B. auch übliche Bilanzierungspraktiken einzelner Branchen.

Verbriefungsinstrumente: Innovative Instrumente zur Übertragung von Rückversicherungsgeschäft in die Kapitalmärkte mit dem Ziel einer Refinanzierung oder Platzierung von Versicherungsrisiken.

Versicherter Schaden: Gibt den Gesamtbetrag der von der Versicherungswirtschaft insgesamt (Erst- und Rückversicherer) gedeckten Schäden wieder.

Versicherungstechnisches Ergebnis: Saldo aus Erträgen und Aufwendungen, die dem Versicherungsgeschäft zugeordnet und in der versicherungstechnischen Gewinn- und Verlustrechnung ausgewiesen werden.

Vertragsrückversicherung: Vgl. → Obligatorische Rückversicherung

Volatilität: Schwankungsmaß der Variabilität von Wertpapierkursen, Zinssätzen und Devisen. Allgemein üblich ist die Messung der Volatilität eines Wertpapierkurses durch die Berechnung der Standardabweichungen relativer Kursdifferenzen.

Volkswirtschaftlicher Schaden: Gesamter, auf Grund eines Schadenereignisses für die betroffene Volkswirtschaft eingetretener Wertverlust. Der volkswirtschaftliche Schaden ist vom versicherten Schaden zu unterscheiden. Der versicherte Schaden

Zedent: Erst- oder Rückversicherer, der Anteile der von ihm versicherten oder rückversicherten Risiken gegen eine Prämie an einen Rückversicherer abgibt (zediert).

Zession: Abtretung eines Risikos durch den Erstversicherer an den Rückversicherer.

Stichwortverzeichnis

RATEGISCHE GESCHÄFTSFELDER *des Hannover Rück-Konzerns*

hannover rück

- **Schaden-Rückversicherung** – hannover re®
  - E+S Rück, Hannover
  - Hannover Re, Hannover
  - Hannover Re Africa, Johannesburg
  - Hannover Re Bermuda, Hamilton, Bermuda
  - Insurance Corporation of Hannover, Los Angeles
- **Personen-Rückversicherung** – hannover life re®
  - Hannover Life Re Africa, Johannesburg
  - Hannover Life Re America, Orlando/Florida
  - Hannover Life Re Australasia, Sydney
  - Hannover Life Re Germany (E+S Rück), Hannover
  - Hannover Life Re International, Hannover
  - Hannover Life Re Ireland, Dublin
  - Hannover Life Re UK, Virginia Water/London
- **Finanz-Rückversicherung** – hannover re Advanced Solutions®
  - E+S Re Ireland, Dublin
  - Hannover Re Ireland, Dublin
  - Hannover Re, Advanced Solutions Germany, Hannover
- **Programmgeschäft** – clarendon insurance Group
  - Clarendon Insurance Group, New York
  - Insurance Corporation of Hannover, Chicago
  - Inter Hannover, London

Bildnachweis:

dpa, Hamburg: Titelseite
Zippo, Hamburg: Seite 1, 6/7
dpa, Hamburg: Seite 28,38;
Hintergrund Seiten 28/29, 38/39,
46/47,56/57, 68/69
Martin Joppen, Frankfurt: Seite 46
Klaus Frahm, Börnsen: Seite 56
Hermann Krause Kunsthandel GmbH, Köln: Seite 68

Hannover
Rückversicherungs-AG

Karl-Wiechert-Allee 50
30625 Hannover

Telefon +49/5 11/56 04-0
Fax +49/5 11/56 04-11 88
info@hannover-re.com

www.hannover-rueck.de

Investor Relations

Holger Verwold

Telefon +49/5 11/56 04-17 36
Fax +49/5 11/56 04-16 48
holger.verwold@hannover-re.com

Public Relations

Gabriele Handrick

Telefon +49/5 11/56 04-15 02
Fax +49/5 11/56 04-16 48
gabriele.handrick@hannover-re.com